4/5

07022585

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Schwarz Pharma

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FILE NO. 82- 04406

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DATE: 4/12/07

082-04406

AR/S
12-31-05

RECEIVED

ANNUAL REPORT 2005



SCHWARZ
PHARMA

SCHWARZ
PHARMA

Health is our passion!

FINANCIAL OVERVIEW SCHWARZ PHARMA GROUP

(IAS/IFRS*, in € million)		2001	2002	2003	2004	**2005**
From the Income Statement						
Net sales		767.7	963.5	1,496.3	946.6	**990.6**
Gross profit		466.0	638.5	1,111.0	619.7	**672.6**
Selling, general and administrative expense		313.2	378.5	517.8	348.1	**406.3**
R & D expense		107.0	124.2	144.0	198.3	**258.9**
Operating result		16.6	74.9	260.5	15.8	**(17.0)**
Net income		**40.5**	**48.4**	**132.5**	**(0.8)**	**(54.1)**
From the Consolidated Balance Sheet						
Cash and cash equivalents		32.3	161.3	207.7	184.4	**206.0**
Other current assets		259.0	304.6	350.2	299.8	**275.9**
Property, plant and equipment		193.0	172.0	161.0	152.9	**164.3**
Goodwill and other intangible assets		348.7	295.2	214.0	196.2	**181.5**
Long-term investments and other assets		71.9	107.3	100.6	110.6	**113.4**
Short and long-term debt		174.9	146.3	76.9	63.3	**22.8**
Other current liabilities		145.5	296.4	271.0	245.4	**291.9**
Accruals and other long-term liabilities		41.3	67.4	108.7	106.9	**85.9**
Shareholder's equity		543.3	530.4	577.0	528.8	**540.4**
Total		**904.9**	**1,040.5**	**1,033.6**	**943.9**	**941.1**
From the Cash Flow Statement						
Cash flow from operating activities		71.2	190.4	174.2	46.7	**67.0**
Depreciation/amortization (incl. impaiment)		62.4	61.5	80.4	52.9	**55.9**
Cash flow from investing activities		(95.6)	(11.1)	(12.8)	(27.8)	**(27.2)**
Investments		(97.1)	(30.2)	(35.6)	(25.5)	**(36.9)**
Cash flow from financing activities		31.8	(35.6)	(84.3)	(32.6)	**(39.6)**
Key Figures						
Earnings Before Interests, Taxes, Depriciation and Amortisation (EBITDA**)	in € million	80.0	140.8	343.8	69.4	**93.5**
Earnings Before Interests and Taxes (EBIT**)	in € million	18.9	82.3	289.0	18.2	**38.3**
Earnings per share (Basic)	in €	0.92	1.10	2.94	(0.02)	**(1.17)**
Dividend per share	in €	0.60	0.60	0.60	0.20	**0.20**
Cash flow per share*** (Basic)	in €	1.62	4.31	3.87	1.02	**1.45**
Equity ratio	in %	60.0	51.0	55.8	56.0	**57.4**
Employees (annual average)	heads	3,428	3,739	3,853	3,813	**4,100**

* 2001–2003: US-GAAP
** adjusted for one-time effects
*** Cash Flow from operating activities

SCHWARZ
PHARMA
Health is our passion!

CONTENTS

The full consolidated financial statements are published on the Internet: www.schwarzpharma.com

SCHWARZ
PHARMA
Health is our passion!

OUR VALUES

Entrepreneurship

As entrepreneurs we constantly strive for innovation of our products, improvement of services to our customers, and creation of sustainable value for our investors. We rely on our competence and our commitment to our tasks and to each other. We have the freedom to act and to take entrepreneurial decisions. Accordingly we take responsibility for our actions. We admit mistakes and learn from them.

Customer Orientation

We are dedicated to meeting our customers' needs and expectations. For each of our customers, we go the extra mile and offer the extra smile.Our customers are always right.

Integrity

We say what we mean and we do what we say. We are ethical in what we do. All that we do could be explained to our families as well as to the public.

Fairness and Respect

We respect the unique personality of every individual and appreciate diversity. We value the ability to listen and to consider each other's point of view as key to good teamwork and fair relationships.We build our relationships on mutual trust.

LETTER TO THE SHAREHOLDER

Fiscal year 2005 – Expectations exceeded

The SCHWARZ PHARMA Group increased its sales to €990.6 million in the reporting year. This marks a year-on-year increase of 4.6% and exceeds our expectations. This positive development is primarily due to the favorable business trend in the USA and Germany. The acquisition of all rotigotine rights in July 2005 led to an operating result of € –17.0 million, after €15.8 million in the previous year, and a net result of €–54.1 million (2004: €–0.8 million). After adjusting for this transaction, SCHWARZ PHARMA achieved an operating result of €46.4 million and a net income of €4.3 million.

The distinctly increased research and development costs of €258.9 million (+30.6%) reflect the acquisition of all rotigotine rights from Aderis Pharmaceuticals Inc., USA. This important step in the company's strategic orientation towards higher future profitability led to a one-time burden of over €60 million in 2005. In February 2006, the European marketing approval authority EMEA issued marketing approval for rotigotine in treating Parkinson's disease as a monotherapy. Also in February we received an approvable letter from the US Food and Drug Administration (FDA) for early Parkinson's disease in the USA. We launched the Parkinson's patch Neupro® (rotigotine transdermal system) in Germany and the UK as early as in March 2006. Other European markets are to follow.

Given the figures presented for 2005 and taking into account the rotigotine acquisition, we have exceeded our sales and earnings expectations for the reporting year. We propose an ordinary dividend payout of €0.20 per share. This proposal is also based on the favorable cash flow trend in 2005. The positive business development led to a cash flow from operating activities of €67.0m (+43.3%). Net liquidity came to €183.3m at the close of 2005.

Parkinson's patch rotigotine (Neupro®) is SCHWARZ PHARMA's first self-developed drug to come to market

We have taken a decisive step down the path to our strategic objective of developing and marketing innovative medicines for neurological and urological disorders. We will launch the Parkinson's patch Neupro® onto the European markets within the course of this year.

We submitted marketing applications to the European and US authorities for fesoterodine for the treatment of overactive bladder syndrome in the first quarter of this year. Three other development projects are currently in the last phase of clinical trials, phase III. These are innovative drugs which we are developing for the treatment of diabetic neuropathic pain, epilepsy, and restless legs syndrome (RLS).

For the fiscal year just begun, we expect sales to reach €900 million. 2006 is the year of the market launch of the Parkinson's patch Neupro® (rotigotine transdermal system) and the continued progress of our development projects. Our sales organizations are preparing for the upcoming marketing of Neupro®. We are also expanding our presence throughout Europe by establishing new affiliates. Moreover, three phase III development projects require a continued high research and development budget; we expect a volume of some €170–200 million for this year. Despite these high costs and expenses, both for the market launch of the Parkinson's patch and for the further development of our research projects, we seek to achieve a break-even net result in 2006.

Innovative medicines to assist patients and to secure growth

We began developing innovative medicines for the treatment of neurological and urological disorders in 1999. With the European approval of Neupro® we reached an important milestone in the history of our company.

We will continue to drive on the development and marketing of our projects forcefully and tirelessly, since they provide the company with significant growth opportunities. In successfully implementing its corporate strategy, SCHWARZ PHARMA seeks to exploit the opportunity to significantly increase its participation in the future growth of the worldwide pharmaceutical market. According to first estimates, the latter had a value of approximately US$600 billion in 2005. Experts expect growth to be between 5 to 6% over the next five years.

We are investing in research and development and in our marketing infrastructure. Where strategic partnerships provide an opportunity for successful marketing, we shall strive towards using such cooperations. This is particularly true for the USA when it comes to drugs which can also be prescribed by general practitioners. We wish to sincerely thank our employees for their commitment to the objectives and success of SCHWARZ PHARMA.

Our thanks also go to our clients, business partners, and shareholders for the confidence they have shown in us and for their support.

Patrick Schwarz-Schütte
Jürgen Baumann
Iris Löw-Friedrich
Detlef Thielgen
Klaus Veitinger

Monheim, March 2006

Do we really need so many new medicines?



There are relatively few illnesses which are curable today, but for many illnesses treatment exists for controlling the symptoms. This means patients and their doctors are still in need of many medicines, and hence the researching pharmaceutical industry carries a high sense of responsibility to continue the search for new options of therapy.

Yet we also need a broad range of available medicines. For many patients it is a blessing if their doctor can select from among a range of medicines. Even if drugs contain similar active ingredients, they may be distinctly different in terms of their effect and side-effects. Therefore a wide range of available medicinal products is needed.





RESEARCH & DEVELOPMENT: NEW DRUGS IN NEUROLOGY AND UROLOGY GETTING CLOSER TO MARKET

SCHWARZ PHARMA's strategic R&D focus is on the treatment of neurological and urological disorders. The need for medicines is particularly high in the field of neurology, since many neurological disorders are not, or not sufficiently, treatable today. What is more, demographic changes and an ageing population are leading to an increasing demand for medicines, especially in these fields. Both patients and their doctors feel and express the need for new medical solutions and expect the researching pharmaceutical manufacturers to come up with corresponding innovations. SCHWARZ PHARMA meets this challenge head on – with passionate commitment and a high sense of responsibility.

We have set ourselves the target of developing innovative medicines for the benefit of patients, and bringing these medicines to market.

SCHWARZ PHARMA has been developing innovative medicines for the treatment of neurological and urological disorders since 1999. SCHWARZ PHARMA's research and development teams are grouped together under SCHWARZ BIOSCIENCES with sites in Monheim/Germany, Shannon/Ireland, Research Triangle Park, North Carolina/USA, and Tokyo/Japan. SCHWARZ BIOSCIENCES employs more than 650 experts who are focused on searching for new active ingredients internationally and intercontinentally and are responsible for managing the international partnerships, advancing preclinical, pharmaceutical, and clinical drug development, and submitting marketing applications.

Since 1999, SCHWARZ PHARMA has been making closer to achieving its objective of marketing new and innovative medicines from its own development pipeline. Research and development costs have more than doubled since 1999: from €91.5 million to a record high of €258 million in the past fiscal year.

In 2005, SCHWARZ PHARMA conducted 35 international clinical trials involving a total of 11,624 patients and had six advanced projects in clinical development, for treating

- Parkinson's disease (two projects),
- neuropathic pain,
- epilepsy,
- restless legs syndrome (RLS), and
- overactive bladder syndrome.

Clinical Development


Phase I
Phase II
Phase III
Filed
Approval/ Launch
Neupro® (Rotigotine)
Morbus Parkinson
Fesoterodine
OAB/Incontinence
Lacosamide
Neuropathic Pain
Lacosamide
Epilepsy
Rotigotine
Restless Legs Syndrome
Rotigotine Nasal Spray
Acute symptoms Morbus Parkinson

Parkinson's disease: the first neurology drug is ready for marketing

In December 2005, our first neurology drug, the Parkinson's patch rotigotine (Neupro®), for the treatment of the signs and symptoms of early-stage idiopathic Parkinson's disease as monotherapy (i.e. without levodopa) received a positive opinion from the European marketing approval authority. We received marketing approval for the European market in the first quarter of this year. This means the new drug can now be marketed throughout all 25 member states of the European Union.

Almost 4 million patients worldwide suffer from Parkinson's disease, with approximately 400,000 new cases being added each year. Parkinson's disease particularly occurs in older age and is characterized by a diverse range of symptoms. Typical symptoms are, for example, a shaking of the extremities (tremor), a slowing down of all movements (bradykinesis) – typical here is a shuffling gait, an increasingly small size of writing, or a seemingly emotion-



less face due to reduced facial expression –, sudden immobility (freezing), and stiffness (rigor). This progressively worsening (chronic-progredient), degenerative disease is one of the most frequently occurring disorders of the nervous system. So far Parkinson's disease has proved to be incurable. Hence the most important therapeutic aspect is to gain the best possible control of the symptoms with as few side-effects as possible. Modern therapies are usually based on the concept of dopaminergic stimulation; dopamine is a neurotransmitter in the brain which is responsible for coordinating movements. The worldwide market for Parkinson's drugs has a volume of some US$2.5 billion and has an annual growth rate of around 6%, last but not least due to demographic effects.

Neupro®, the first Parkinson's patch, combines the benefits of the non-ergoline dopamine agonist rotigotine with a transdermal patch formulation. A transdermal delivery system has many benefits compared to other formulations: firstly, it is non-invasive, and secondly it provides the benefit of continuous receptor stimulation over a 24-hour delivery period. In addition, absorption via the skin circumvents effects of gastrointestinal activity on absorption. A patch can also be used in the case of patients who suffer from clouding of consciousness (absence) within the course of the disease or in cases of poor compliance. It is also well-suited to treating patients with swallowing problems, which is a frequently occurring secondary symptom.

The efficacy, safety, and tolerability of the Parkinson's patch (Neupro®) has been evaluated in several international clinical trials with a total of 1,500 patients suffering from early Parkinson's disease. In these clinical trials involving once-a-day administration, Neupro® showed a 24-hour drug delivery and continuous plasma levels over the same period.

The results of phase III clinical trials with Neupro® in patients with advanced stages of Parkinson's disease using combined therapy with levodopa have shown that the patch is also suited to being used in combined therapy with the drug levodopa for treating patients with advanced stages of Parkinson's disease. In particular, an improvement in so-called "on" time (without troublesome dyskinesia) was observed. By developing a nasal spray formulation, SCHWARZ PHARMA seeks to provide an additional rotigotine delivery system. The tolerability and safety of the nasal-spray formulation will be evaluated in patients with advanced Parkinson's disease. These trials will also assess if acute application of the spray leads to an improvement in motor function during "off" episodes. Phase II clinical trials on this formulation began at the start of this year. Results are expected in the first quarter of 2006.

Restless Legs Syndrome (RLS): phase III onging

Restless Legs Syndrome is a frequently occurring disorder which has not yet received sufficient attention. It is characterized by an unpleasant urge to move one's legs, predominantly in the evening and during the night, so preventing a restful sleep. RLS is a chronic disease which occurs about as frequently as migraine or diabetes. Up to 10% of the population suffers from this disease, with women being affected more frequently than men. It is presumed to be caused by a metabolic disorder of the nervous system. Dopamine agonists are considered an effective treatment possibility. The world market for RLS has a current volume of US$500 million, with an expected growth rate of over 25% per year.

The results of phase II trials with rotigotine in patients suffering from mild to severe RLS show a clinically relevant and statistically significant improvement of symptoms. Patients reported of an improved quality of life and a restful sleep. The most common adverse events were nausea, skin reactions and headaches. SCHWARZ PHARMA has been testing the transdermal patch with the active ingredient rotigotine in the final phase of clinical development, phase III, since May 2005. Around 1,000 patients are being treated for six months each within the scope of this international trial program, with first results expected in the first quarter of 2007.

Treatment of Morbus Parkinson with a Patch


Plasma
Concentration
Interference
with coordination
of movements,
nausea/vomiting
optimal
plasma level
Trembling,
rigidity
Time
Patch
1x daily
Orale dosage
Orale dosage
Orale dosage



Epilepsy: A "new generation" anti-convulsant in development

Epilepsy is the umbrella term given to an entire group of hereditable, trauma-related, or organically related diseases. An abnormal increase in activity in the central nervous system produces so-called epileptic seizures, manifest as a dysfunction of the sensory system, motor functions, emotional state, or objective behavior. Around 0.5 to 1.0% of the population suffer from epilepsy. Anti-epileptic drugs serve to prevent epileptic fits and are usually administered as a permanent therapy. The world market for anti-epileptic drugs amounts to over US$11 billion and has an annual growth rate of 4%.

Lacosamide exhibits an unknown mechanism of action and is a modern anti-convulsant or anti-epileptic drug. SCHWARZ PHARMA has successfully completed the phase II trials program for lacosamide studied as a combination therapy for treating epilepsy. The results of these trials showed a significant and clinically relevant reduction in the number of epileptic seizures. The most common adverse events were dizziness, headache, nausea and fatigue. International phase III clinical trials already began in May 2004, with first results expected in the second quarter of 2006. In addition to the oral, twice-a-day therapy, SCHWARZ PHARMA has also developed an intravenous formulation which is particularly suited to emergencies and times when a tablet cannot be taken. Here the clinical trials program is nearing completion.



Diabetic neuropathic pain:
A second project for lacosamide

Neuropathic pain is caused by a functional disorder of the central or peripheral nervous system. In contrast to "normal" pain, neuropathic pain does not serve any warning function but occurs without being acutely related to a pathological event. Approximately eleven million diabetics suffer from the consequences of diabetic neuropathic pain. For a long time there was no approved therapy for treating this kind of pain. Doctors and patients therefore frequently use anti-epileptic drugs to alleviate such pain. The market for this area of treatment is estimated at around US$3 billion. Experts expect a market growth rate of 12% p.a.

The results of phase II clinical trials with lacosamide for treating chronic pain caused by diabetic neuropathy have shown a significant reduction of pain symptoms combined with good tolerability. The first results of two clinical trials within the ongoing phase III program also verify a significant reduction of neuropathic. A trial conducted in the USA showed a statistically significant improvement compared with placebo as regards the primary variable, measured at the beginning and end of the trial. A second trial conducted in Europe also showed a distinct improvement in symptoms, though a statistically significant improvement compared with placebo was not shown for the primary variables. As well as reducing neuropathic pain, both trials showed an improvement of numerous other symptoms (e.g. sleep, everyday activity). The results of both trials showed a good tolerability of lacosamide with the most common adverse events being dizziness, nausea, headache and fatigue. Of patients who completed the trials, 90% decided to continue treatment with lacosamide in an open-label follow-on trial. A further placebo-controlled phase III trial is expected to report results in the second quarter of 2006.

Overactive bladder syndrome/urgent urinary incontinence: marketing application submissions for fesoterodine underway

Overactive bladder syndrome/urgent urinary incontinence is the inability to control the release of urine from the bladder. The main symptoms of overactive bladder syndrome are urinary frequency and uncontrollable urgency, which may be accompanied by involuntary leakage of urine and wetting. Approximately 10% of the population over the age of 40, for the most part women, suffer from this disease. Due to continual voiding of the bladder, uncontrollable urgency, and particularly wetting, patients often also face social isolation. These symptoms are usually treated using anti-muscarinic agents, to which the compound fesoterodine, newly developed by SCHWARZ PHARMA, belongs. The market volume of this area of treatment amounts to approximately US$2 billion. However, due to demographic developments, an annual growth rate of 12% is expected.

In 2005, SCHWARZ PHARMA successfully completed the final stage, phase III, of its international clinical program. The results show a clinically relevant and statistically significant improvement of symptoms. This is particularly true of the symptom which is perceived by patients to be the worst handicap – uncontrollable urgency accompanied by wetting. In keeping with the improvement of symptoms, patients gave distinctly positive evaluations of the successfulness of treatment using a "treatment-benefits scale". Adverse events were as expected for anti-muscarinic agents with the most common event beeing dry mouth. Of patients who completed the trials, over 90% of the patients decided to continue treatment with fesoterodine in an open-label follow-on trial. Approximately 1,900 patients were included in this double-blind, placebo-controlled trial program conducted in the USA and Europe to show efficacy, tolerability, and safety of fesoterodine. We submitted the required marketing applications at the end of the first quarter of 2006.



Researching now for the next decade

Thanks to its current development pipeline, SCHWARZ PHARMA is very well positioned. With one product – Neupro® – about to go to market in Europe, another undergoing marketing review procedures, and a total of three projects in the final phase of clinical development, SCHWARZ PHARMA has sufficient potential to generate significant growth in the next few years. To continue to enable growth in the more distant future, we have already expanded our search for new active ingredients in the early stages of drug development. In particular, we wish to identify further areas of treatment concerning the central nervous system with a high medical demand for rotigotine and lacosamide. We shall initiate corresponding tests in 2006.

SCHWARZ PHARMA pursues all promising avenues to find new active ingredients. Not only within our own organization, at SCHWARZ BIOSCIENCES, but outside the company too. Part of the way we see ourselves is defined by our continued pursuit of research and development in cooperation with other players, such as companies or universities. Such a bundling of skills, instruments, and resources, and especially highly qualified personnel, gives all those working within such networks a much improved prospect of success.

This is something we quite deliberately exploit. Whether we support professorial chairs or laboratories, or conduct joint trials with companies covering similar key areas of treatment, our duty as a researching pharmaceutical company is to enter into cooperations which serve the advancement of knowledge. No matter if, having developed a marketable medicinal product at the end of the pipeline, we find ourselves facing competition as a commercial enterprise.

Do pharma-ceutical companies seek only for profits?



Our first and foremost incentive is to improve drug therapy by developing new medicines. Our efforts can succeed only if we continue to invest heavily in research and development. The cost of developing a new medicine nowadays comes to around €800 million. To offset these huge investment costs, pharmaceutical companies need to make profits. Our capital investors expect a corresponding return on their risks – otherwise they would not fund our research. However, intensive competition is leading to a concentration on truly innovative research projects that promise tangible improvements in therapy.





FINANCIAL YEAR 2005

In fiscal year 2005, the SCHWARZ PHARMA Group achieved sales of €990.6 million, marking a 4.6% increase over the previous year. The acquisition of the entire rotigotine rights in July 2005 led to an operating result of €–17.0 million, after €15.8 million in the previous year, and a net result of €–54.1 million (€–0.8 million). After adjusting for this transaction, SCHWARZ PHARMA would have achieved an operating result of €46.4 million and a net result of €4.3 million. SCHWARZ PHARMA proposes a dividend payout of €0.20 per share for fiscal year 2005.

Sales Development 2005

The SCHWARZ PHARMA Group increased its sales by 4.6% to €990.6 million in fiscal year 2005. After adjustment for exchange rate effects, sales came to €986.9 million (+4.3%).

Breakdown of sales by regions


Asia 4%
Europe 30%
(w/o Germany)
USA 44%
Germany
22%

USA

US sales in fiscal year 2005 amounted to €433.2 million, marking a 7.5% increase over the previous year. The US-dollar sales level increased by 7.6% to $538.1 million. Generic omeprazole sales of the US affiliate KUDCo decreased by 19.6% to a level of €184.2 million ($228.8 million) in fiscal year 2005 as a result of the competitive situation.



Adjusted for generic omeprazole, the group's US business rose by 43.4% to €249.0 million. This increase is particularly due to the continuing sales recovery of the cardiovascular drug Univasc® (moexipril) in fiscal year 2005, after Teva Pharmaceuticals had to cease selling its generic moexipril in the fall of 2004. The gastrointestinal drug GlycoLax® (polyethylenglycol) and third-party manufacturing business also substantially contributed to this positive trend in the USA. However, the orally dissolving tablet Niravam® (alprazolam) for treating anxiety and panic disorders, whose market launch was in May of 2005, showed slower-than-planned sales growth.

Europe

European sales rose by 1.9% to a level of €522.4 million in fiscal year 2005. SCHWARZ PHARMA increased its German sales by 4.8% to €221.1 million. This growth was particularly driven by the promoted drugs Rifun® (pantoprazole; +33%), Atmadisc® (fluticasone/salmeterol; +22%) and Provas® (valsartan; +10%). A reduction in prescriptions of COX-2 inhibitors led to an increase in prescriptions of non-steroidal antirheumatics (NSARs). This produced an increase in the demand for proton pump inhibitors, which includes Rifun®. Atmadisc® sales were positively impacted by new scientific study findings while the hypertension drug Provas® was also approved for the treatment of cardiac insufficiency and postinfarct patients. This positive German business trend is a good starting point for the market launch of Neupro® (rotigotine transdermal patch) for treating Parkinson's disease.

Sales Development in Europe (excl. Germany)

in € million	Jan.– Dec. 2005	Change in %	Adjusted* in %
France	57.6	– 2.4	
Italy	52.9	– 10.8	
License business	48.5	– 7.9	
Eastern Europe	35.5	48.6	
Spain	31.6	– 4.8	
UK/Ireland	28.4	– 11.4	– 10.6
Poland	25.4	– 0.4	– 13.0
Production business with third parties	14.5	– 11.1	
Austria	4.6		
Switzerland	2.5		

* currency effects



Although markets in other European countries with the exception of Eastern Europe continue to be affected by significant state intervention in pricing and generic competition, SCHWARZ PHARMA's other European business maintained its sales level of €301.3 million (–0.2%) in fiscal year 2005. In Eastern Europe sales grew by 48.6% on the back of the group's expansion of its sales force. In addition, Russia significantly increased its budget for state health and social benefits for around 38 million people, especially pensioners, at the start of the year. These positive effects helped the group increase its Eastern European sales by 48.6%.

In preparation for the market launch of its self-developed products, SCHWARZ PHARMA has been represented by its own distribution companies in Austria and Switzerland since 2005. New affiliates were also established in Scandinavia at the end of 2005 and these will go into operation in the next few months. Other distribution affiliates will follow during 2006.

Asia

SCHWARZ PHARMA's Asian affiliates increased their sales contribution by 12.6% to a level of €35.0 million, representing an increase of 8.1% to €33.6 million after adjustment for exchange rate effects. The cardiovascular products Isoket® (isosorbiddinitrate), Univasc® (moexipril), and Elantan® (isosorbidmononitrate) are the best performing drugs in these markets.

Sales breakdown by indications


Urology 3%
Others 16%
Gastro-
Intestinal 35%
Central
Nervous System 5%
Cardiovascular 41%

Earnings development 2005

SCHWARZ PHARMA achieved gross profit of €672.6 million in fiscal year 2005, marking a year-on-year increase of 8.5%. Higher earnings contributions from a sales increase in high-margin products resulted in a gross margin of 67.9% against a figure of 65.5% for the previous year.

The positive business trend allowed SCHWARZ PHARMA to press on with the market launch preparations for its new products from clinical development even more intensively. Hence, selling, general and administrative expenses rose significantly by 16.7% to €406.3 million. The underlying reasons are an increase in marketing activities and costs for recruiting sales representatives in the USA, in Austria, Switzerland, Eastern Europe, and Asia.

R&D expenses rose by 30.6% to €258.9 million due to the acquisition of the entire rotigotine rights from Aderis Pharmaceuticals Inc. in July 2005. Up-front payments made the previous year were not repeated, however. Further details on the progress made in development projects are to be found on page 11 of this report. An impairment of intangible assets amounting to €6.1 million was posted in fiscal year 2005. The impairment test conducted on product licenses in the USA and Germany showed that the future expected revenues lie below the corresponding carrying amounts. As opposed to being separately posted under US-GAAP rules, the item "other income/expense" under IAS/IFRS also includes other operating income/expense as well as other non-operating income/expense. Following expenses of €27.5 million incurred the previous year SCHWARZ PHARMA achieved non-recurring income of €8.2 million, due to the divestment of a product in Italy (€9.0 million) in 2005. The operating result in fiscal year 2005 thus came to €–17.0 million after a figure of €15.8 million in the previous year. After adjusting for the acquisition of the rotigotine royalties, SCHWARZ PHARMA would have achieved an operating result of €46.4 million.

As a result of the reduced use of debt, the group achieved a improved financial result of €–1.1 million, in contrast to €–2.3 million in the previous year. The income from investment of €0.6 million in 2005 was posted in connection with termination of the German urology joint venture Hoyer-Madaus, terminated as per 31 December 2004.

The pre-tax result came to €–17.5 million after €15.0 million in the previous year. The group's income tax expense came to €36.0 million, up from €15.8 million. Its posted tax expense is largely attributable to the fact that profits were made in countries subject to high rates of taxation whereas losses were incurred in countries with comparatively low tax rates.

As a consequence, the net result came to €–54.1 million – corresponding to earnings per share of €–1.17 – following a figure of €–0.8 million or €–0.02 per share in the previous year. After adjustment for the acquisition of the rotigotine royalties, SCHWARZ PHARMA would have achieved a net income of €4.3 million or €0.09 per share.



The group's first-time application of IAS/IFRS produces 2.6m lower earnings than under US-GAAP. The comparative figures for 2004 have been adjusted accordingly.

The average number of shares outstanding in the past fiscal year was 46.2 million (+1.4%), with 46.4 million shares (+1.2%) outstanding as per 31 December 2005. This rise is due to the exercise of employee stock options. Taking granted stock options into account, the average number of diluted shares outstanding was approximately 47.4 million.

Financial Situation 2005

The cash inflow from current business activities came to €67.0 million in 2005, following €46.7 million in the previous year. The payment made to Aderis Pharmaceuticals Inc. for the acquisition of the entire rotigotine rights was overcompensated by, among other things, a positive special effect arising from an increase in tax liabilities. The cash outflow from investments amounting to €27.2 million reached the level of the previous year (€27.8 million). SCHWARZ PHARMA made capital expenditures of €29.1 million, including the expansion of its fine chemistry production in Shannon, Ireland. The opening of the new production building at the Zwickau plant in September of this year marks a step in expansion at that German production site. Investments in intangible assets and financial assets came to €8.2 million. These were offset by cash inflows from the sale of product rights amounting to €10.1 million.

Investments (€ million)

	2004	**2005**
Intangible Assets	6.4	**7.8**
Property, plant and equipment	19.1	**29.1**
Investments in markable securities	8.7	**0.3**



Net cash increases to € 183.3 million


2005
183
2004
121

The high cash inflows from current business activities in 2005 allowed a cash outflow from financing activities of €39.6 million against €32.6 million in the previous year. The largest item is loan repayments (€41.0 million), followed by the dividend payment (€9.2 million). These cash outflows were offset by inflows from employees exercising their stock options, correspondingly increasing shareholders' equity (€10.3 million). Shareholders' equity increased by 2.3% to €540.4 million. The equity ratio of 57.4% lay slightly above the level as per 31 December 2004 (56.0%) due to positive exchange rate effects and a balance sheet shortening. Short-term and long-term debt fell by 37.7% and 73.0% respectively. Cash and cash equivalents increased by 11.7 % to €206.0 million. The total net cash position came to €183.3 million as per 31 December 2005.

Employees

The number of employees working in the SCHWARZ PHARMA Group worldwide came to 4,168 at the reporting date, marking an increase of 6.3% over the previous year. Recruitment was mainly concentrated in the USA and focused especially on the sales force and R&D.

by sector			by region		
	2004	2005		2004	2005
Marketing & Sales	47%	46%	Germany	42%	41%
Production	24%	23%	Europe	27%	25%
Service	15%	15%	USA	23%	25%
Search & Development	14%	16%	Asia	8%	9%

Why are there no medicines without side-effects?



Each person is unique. And the human body is a highly complex entity which has still not been entirely explored. This means that medicines which have a positive effect on one part of the body may produce a side-effect elsewhere. Additionally, the active ingredients of a medicine may trigger different reactions in different people. Therefore, drug development seeks to achieve the greatest possible efficacy with the least possible side-effects. This means that drug-drug and drug-food interactions need to be taken into account.
In this respect, the patient's safety is of primary importance. So while a good therapy can be accompanied by side-effects, the important thing is that both the doctor and the patient are well informed about this.





INDEPENDENT AUDITOR'S REPORT

The following auditor's report was issued on the complete consolidated financial statements of SCHWARZ PHARMA AG – established in EURO – which will be published in the Bundesanzeiger and deposited with the Handelsregister (Comercial Register) of the Amtsgericht (Local Court) of Duesseldorf. These statements are available on the Internet: www.schwarzpharma.com (German version prevails).

Regarding the consolidated financial statements and the group management report we have issued the following opinion:

"We have audited the consolidated financial statements prepared by SCHWARZ PHARMA AG, Monheim – comprising the balance sheet, the income statement, cash flow statement, statement of changes in equity and the notes to the consolidated financial statements – and the Group management report for the business year from 1 January to 31 December 2005. The preparation of the consolidated financial statements and the Group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group management report based on our audit. In addition we have been instructed to express an opinion as to whether the consolidated financial statements comply with full IFRS.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB (German Commercial Code) and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group management report are examined primarily on a test basis with the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and the significant estimates made by management, as well as an evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not led in any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and full IFRS give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitable presents the opportunities and risks of future development."

Düsseldorf, 10 February 2006

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft

Beyer	Lewe
German Public Auditor	German Public Auditor

CONSOLIDATED BALANCE SHEET

SCHWARZ PHARMA AG and Affiliates

€ ('000s)	Notes	31/12/2005	31/12/2004
Assets			
Current assets			
Cash and cash equivalents	3, 20	**206,009**	184,424
Trade receivables	3, 13, 20	**161,377**	142,882
Inventories	3, 14	**87,270**	83,698
Other receivables and assets	3, 15	**27,206**	73,194
Total current assets		**481,862**	**484,198**
Non-current assets			
Property, plant and equipment	3, 16	**164,309**	152,901
Intangible assets	3, 17	**181,533**	196,189
Investments accounted for using the equity method	3, 18	**128**	737
Investments and other assets	3, 18, 20	**20,405**	26,887
Total non-current assets		**366,375**	**376,714**
Deferred tax assets	19	**92.822**	**82,986**
Total assets		**941.059**	**943,898**
Liabilities and Shareholders' equity			
Current liabilities			
Short-term debt		**13**	93
Current portion of long-term debt	22	**9,935**	15,871
Trade payables		**68,202**	45,874
Other current liabilities	23	**23,103**	26,419
Current provisions	24	**200,638**	173,141
Total current liabilities		**301,891**	**261,398**
Non-current liabilities			
Long-term debt	22	**12,803**	47,344
Employee benefits	21	**23,437**	22,921
Other non-current liabilities	23	**7,310**	4,539
Non-current provisions	24	**55,202**	60,033
Total non-current liabilities		**98,752**	**134,837**
Deferred tax liabilities	19	**0**	**19,452**
Shareholders' equity	25		
Common stock		**60,926**	60,235
Capital reserves		**176,447**	163,425
Net income and retained earnings		**309,997**	373,252
Treasury stock		**(7,534)**	(7,687)
Minority interests		**1,441**	815
Other comprehensive income (loss)		**(861)**	(61,829)
Total shareholders' equity		**540,416**	**528,211**
Total liabilities and shareholders' equity		**941,059**	**943,898**

CONSOLIDATED INCOME STATEMENT

SCHWARZ PHARMA AG and Affiliates
For the fiscal year 1 January to 31 December

€ ('000s)	Notes	2005	2004
Net sales	3	**990,572**	946,647
Cost of goods sold	3	**317,938**	326,928
Gross profit on sales		**672,634**	**619,719**
Selling and marketing expenses	3	**298,062**	258,741
General and administrative expenses	3	**108,247**	89,319
Research and development expenses	3	**258,931**	198,321
Amortization of intangible assets	3	**26,476**	30,052
Impairment of assets pursuant to IAS 36	7	**6,060**	0
Other income/expenses	8	**8,184**	(27,486)
Operating result		**(16,958)**	**15,800**
Interest result	9	**(1,131)**	(2,336)
Income from investments accounted for using the equity method		**585**	1,465
Other income from investments	10	**49**	101
Pre-tax result		**(17,455)**	**15,030**
Taxes on income	11	**36,002**	15,753
Net loss for the year		**(53,457)**	**(723)**
Minority interests		**626**	112
Consolidated net loss		**(54,083)**	**(835)**
Earnings per share (EPS) in €	12		
EPS 'basic' (€)		**(1.17)**	(0.02)
EPS 'diluted' (€)		**(1.14)**	(0.01)

CONSOLIDATED CASH FLOW STATEMENT

SCHWARZ PHARMA AG and Affiliates

€ ('000s)	Notes	2005	2004
Cash flows from operating activities			
Net result		**(54,083)**	(835)
Adjustments to reconcile net result to net cash generated from operations:			
Depreciation and amortization		**49,807**	52,872
Impairment of assets pursuant to IAS 36		**6,060**	0
Loss (Gain) on the sale of tangible and intangible assets		**(7,805)**	1,988
Loss (Gain) on the sale of long-term investments and marketable securities		**7,452**	(2,637)
Undistributed earnings of affiliates and repayments of capital		**609**	2,991
Change in other items:			
Deferred taxes		**(30,261)**	58,649
Trade receivables		**(7,373)**	(7,210)
Inventories		**1,259**	30,263
Other assets		**80,655**	(56,325)
Trade payables		**18,475**	7,002
Tax provisions		**30,355**	(17,214)
Employee benefits		**508**	(178)
Other provisions and liabilities		**(28,702)**	(22,647)
Net cash inflow/outflow from operating activities	26, 27	**66,956**	**46,719**
Cash flows from investment activities			
Purchases of property, plant and equipment (PPE)		**(29,100)**	(19,139)
Acquisition of businesses and intangible assets, net of cash		**(7,835)**	(6,389)
Proceeds from sale of PPE and intangible assets		**10,079**	1,376
Purchases of investments and marketable securities		**(335)**	(8,665)
Proceeds from sales of investments and marketable securities		**0**	5,011
Net cash inflow/outflow from investment activities		**(27,191)**	**(27,806)**
Cash flows from financing activities			
Net change in short-term debt		**(80)**	(6,953)
Proceeds from long-term debt		**251**	329
Repayments of long-term debt		**(41,041)**	(6,744)
Change in treasury stock		**153**	159
Increase of common stock and capital reserves		**10,316**	7,856
Dividend payout		**(9,172)**	(27,211)
Net cash inflow/outflow from financing activities		**(39,573)**	**(32,564)**
Effects of exchange rate changes on cash and cash equivalents		**21,393**	(9,639)
Change in cash and cash equivalents		**21,585**	**(23,290)**
Cash and cash equivalents at beginning of year		**184,424**	207,714
Cash and cash equivalents at end of year	3, 26	**206,009**	**184,424**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

SCHWARZ PHARMA AG and Affiliates

€ ('000)	No. of shares outstanding (in '000s)	Paid-up capital: Common stock	Paid-up capital: Capital reserves	Earned capital: Other comprehensive income	Earned capital: Retained earnings	Treasury stock	Minority interests	Total equity
Balance as per 1/1/2004	**45,351**	**59,583**	**153,118**	**(31,348)**	**401,298**	**(7,846)**	**703**	**575,508**
Currency translation differences				(28,230)				(28,230)
Fair value gains/(losses) on securities				(2,251)				(2,251)
Other comprehensive income (loss)								**(30,481)**
Net income/(loss)					(835)		112	(723)
Dividend payouts					(27,211)			(27,211)
Disposal of treasury stock	10		(35)			159		124
Expenses exec. stock option programs			3,103					3,103
Issuance of common stock	502	652	7,239					7,891
Balance as per 31/12/2004	**45,863**	**60,235**	**163,425**	**(61,829)**	**373,252**	**(7,687)**	**815**	**528,211**
Currency translation differences				60,968				60,968
Other comprehensive income (loss)								60,968
Net income / (loss)					(54,083)		626	(53,457)
Dividend payouts					(9,172)			(9,172)
Disposal of treasury stock	9		280			153		433
Expenses exec. stock option programs			3,397					3,397
Issuance of common stock	532	691	9,345					10,036
Balance as per 31/12/2005	**46,404**	**60,926**	**176,447**	**(861)**	**309,997**	**(7,534)**	**1,441**	**540,416**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2005

(figures shown in € '000s unless otherwise stated)

General Comments

1. Overview of Business Activities

The SCHWARZ PHARMA Group is a multinational pharmaceutical enterprise supplying a broad and diversified range of pharmaceutical products and services, with activities in research, development, marketing approval, manufacturing, and marketing. As a specialist for specific indications, SCHWARZ PHARMA is particularly engaged in developing and marketing new drug therapies and innovative products. The main focus is on the treatment of cardiovascular diseases, disorders of the central nervous system and of the gastrointestinal tract, and urological disorders. The group's products are mostly prescription-only medications and are mainly distributed by pharmaceutical wholesalers. SCHWARZ PHARMA's research activities are chiefly concentrated in two of its group companies, one in Germany and one in the USA, while its production sites are located in the USA, Ireland, Germany, and Poland. It also operates a China-based joint-venture production company in Zhuhai. The group's distributors are spread out throughout the USA, Europe, and Asia.

2. First-time adoption of IAS/IFRS

The consolidated financial statements of SCHWARZ PHARMA AG, domiciled in Monheim on the Rhine/Germany, have been prepared as per 31 December 2005 and constitute a first-time adoption of the International Financial Reporting Standards (IFRS) and the International Accounting Standards (IAS) of the International Accounting Standards Board (IASB) in London. SCHWARZ PHARMA AG is an incorporated company listed on the German stock exchange (M-DAX). Correspondingly, with effect as of 1 January 2005, the SCHWARZ PHARMA Group is obliged to prepare both its interim reports and its annual consolidated financial statements in line with the IASB guidelines, as provided for by the EU regulation "concerning the application of international accounting standards".

The SCHWARZ PHARMA Group previously conducted its accounting according to the rules of the Financial Accounting Standards Board (FASB) in the USA and pursuant to the United States Generally Accepted Accounting Principles (US GAAP). Preparations for the changeover from US GAAP to IAS/IFRS began as early as 2003. The opening balance sheet was prepared as per 1 January 2004. To satisfy all reporting requirements, parallel US GAAP and IAS/IFRS accounting was conducted for fiscal year 2004: US GAAP reporting was continued till 31 December 2004 and the comparative figures for 2004 were prepared for the current IAS/IFRS consolidated financial statements as per 31 December 2005.

The first-time adoption of IAS/IFRS is conducted pursuant to IFRS 1. Accordingly, the adjustments to accounting policies required for conducting the first-time adoption of IAS/IFRS are basically made retrospectively. The resulting adjustments were set off against retained earnings, without affecting net income, in the opening balance sheet as per 1 January 2004. All mandatory standards in force as per 31 December 2005 have been adopted.

The following exemptions from retrospective adjustment were elected pursuant to IFRS 1:

Business combinations (IFRS 1.15): Goodwill from historic acquisitions of companies measured and carried forward under US GAAP are carried forward in the opening balance sheet. The balance sheet values as per 1 January 2004 were tested for impairment pursuant to IAS 36.

Employee benefits (IFRS 1.20): All actuarial gains and losses exceeding the 10% corridor of the higher value of the present value of the pension liabilities and the plan assets as per 1 January 2004 were fully set off against employee benefits, leaving no actuarial gains and losses unrecognized in shareholders' equity.

Share-based payment transactions (IFRS 1.25B and 1.25C): Stock option programs granted prior to 7 November 2002, and those granted after 7 November 2002 that were already fully exercisable at the time of the opening balance sheet, were not taken into consideration in preparing the opening balance sheet. They will not affect the net result posted in the consolidated financial statements of the SCHWARZ PHARMA Group in future. Hence, specifically the first, second, and third tranches of the Executive Stock Option Program 2000 are not taken into account in the group's IAS/IFRS consolidated financial statements. However, the effects of the Executive Stock Option Program 2003 (first and second tranches) were and will in future be expensed in the consolidated financial statements.

The effects of the accounting policies transition from US GAAP to IAS/IFRS on shareholders' equity, the net result, and cash flow statement at the time of the opening balance sheet and in the following year are shown in the following reconciliation statements.

Due to the transition to IAS/IFRS, the following changes occur in shareholders' equity in comparison to US GAAP at the time of the opening balance sheet (1 January 2004) and in the following year (31 December 2004):

€ ('000s)	Transition date 1/1/2004	Comparison date 31/12/2004
Shareholders' equity (US GAAP)	**577,026**	**528,797**
Inventories	(320)	990
Property, plant and equipment	(50)	69
Restructuring provisions	500	500
Other non-current provisions	2,817	2,224
Employee benefits	(3,774)	(4,125)
Deferred taxes	(1,394)	(880)
Currency translation differences	0	(179)
Minority interests	703	815
Shareholders' equity (IAS/IFRS)	**575,508**	**528,211**

Under US GAAP, the **inventories** of the group's US affiliates were measured using the LIFO (last in first out) inventory measurement method. This method of measurement is inadmissible under IAS/IFRS.

Under US GAAP, the **restructuring provision** of the affiliate SCHWARZ PHARMA Ltd. Ireland comprises a figure of €500k, the components of which do not meet the recognition criteria for a provision under IAS/IFRS.

Whereas **non-current provisions** – particularly in the USA – are posted in the balance sheet at their nominal value under US GAAP, IAS/IFRS require non-current provisions to be posted at present value, i.e. these are discounted provision amounts.

As mentioned above, the SCHWARZ PHARMA Group has opted to use the exemption provisions under IFRS 1 as regards **pensions** and has set off all unrealized actuarial gains and losses against pension provisions (Employee benefits).

Differences in **deferred taxes** have arisen largely as a result of changes on the part of the US affiliates (inventories and discounting of non-current provisions), created by temporary differences between US tax regulations and IASB accounting standards. In addition, whereas US GAAP required use of the seller's tax rate to calculate deferred taxes in eliminating intercompany profits within the group, it is the buyer's tax rate that is used under IAS/IFRS.

The **currency translation differences** in 2004 arise from the divergent balance carried forward of the foreign companies compared to US GAAP.

Whereas US GAAP permit **minority interests** to be posted as a separate item in the balance sheet, IAS/IFRS require these to be posted in Shareholders' equity.

The accounting policies transition has the following impact on the consolidated income statement for 2004.

€ ('000s)	**2004**
Net profit/loss (US GAAP)	**1,844**
Executive stock options programs	(3,103)
Inventories	1,310
Property, plant and equipment	119
Other non-current provisions	(593)
Employee benefits	(926)
Deferred taxes	514
Net profit/loss (IAS/IFRS)	**(835)**

There are also a few changes in the **cash flow statement:**

€ ('000s)	IAS/IFRS 2004	US-GAAP 2004
Cash flows from operating activities	46,719	47,292
Cash outflow from investment activities	(27,806)	(28,380)
Cash outflow from financing activities	(32,564)	(32,564)

The movement between cash flows from operating activities and Cash flows from investment activities arises, firstly, from the different measurement of pension provisions and, secondly, from the differences in accounting methods regarding leased assets (finance leasing vs. operating leasing).

3. Significant Accounting Policies

General Principles – The 2005 consolidated financial statements of SCHWARZ PHARMA AG and its affiliates (subsequently referred to as "SCHWARZ PHARMA", "the group", or "the company") have been prepared in compliance with international accounting regulations, the International Financial Reporting Standards (IFRS) and the International Accounting Standards (IAS), and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC). The consolidated financial statements show a true and fair view of the assets, financial position, and earnings situation of the SCHWARZ PHARMA Group. The current consolidated financial statements of the SCHWARZ PHARMA Group meet the requirements of Section 315a of the German Commercial Code (HGB) in conjunction with Art. 4 of Regulation (EC) No. 1606/2002 of the European Parliament and Council, dated 19 July 2002, concerning the application of international accounting standards. Accordingly, an entity is not obligated to prepare consolidated financial statements under German law provided its consolidated financial statements are prepared in compliance with recognized international accounting standards.

CONSOLIDATION

Consolidated Companies – The consolidated financial statements include SCHWARZ PHARMA AG and all key affiliates in which SCHWARZ PHARMA AG has a direct or indirect majority shareholding, giving it control within the meaning of IAS 27.13. The consolidated financial statements for 2005 include 9 (2004: 9) German and 33 (2004: 27) foreign companies. 10 affiliates (2004: 11) whose contribution to the assets, financial, and earnings situation of the group was of minor significance (sales volume below 1% of group sales) were not included in the consolidation. The individual financial statements of all companies included in the consolidated financial statements had the same closing date as the consolidated financial statements. A list of all SCHWARZ PHARMA group companies is to be found on Page 113. Pursuant to Section 313 (4) of the German Commercial Code (HGB), a schedule of all shareholdings owned by the SCHWARZ PHARMA Group has been deposited with the Local Court (Amtsgericht) of Düsseldorf under the reference number HRB 45462.

In the year under review, the companies included in consolidation changed as follows:

Additions
SCHWARZ PHARMA o.o.o., Moscow, Russia
SCHWARZ PHARMA ApS, Frederiksberg, Denmark
SCHWARZ PHARMA OY, Vantaa, Finland
SCHWARZ PHARMA AS, Oslo, Norway
SCHWARZ PHARMA AB, Stockholm, Sweden

These companies were founded within the scope of the group's European expansion at various times at the end of reporting year 2005. They will push forward the marketing of products from the SCHWARZ PHARMA pipeline – initially and particularly after successful marketing approval of Neupro® (rotigotine transdermal system) – thereby considerably strengthening the group's existing business in Europe.

KUDCO Ltd., Shannon, Ireland

KUDCO Ltd., Shannon, Ireland was already founded in 2004 as a wholly-owned affiliate of the US company Kremers Urban Development Company. However, due to its subordinate significance and lack of operational activity, it was not included in consolidation until the current reporting year. The object of this company is the development of new, generic products.

Principles of Consolidation – SCHWARZ PHARMA uses the purchase method of accounting to consolidate all its affiliates. This means that the acquisition values of shares in its affiliates are set off against the present values of assets acquired and liabilities assumed. A residual positive difference is capitalized as goodwill. All significant transactions from intercompany transfers of goods and services (receivables and payables, income and expenses) are eliminated. Investments in corporate joint ventures in which the group has a 50% stake are accounted for using the equity method.

Currency Translation – the consolidated financial statements of SCHWARZ PHARMA AG are prepared in euros (€). Assets and liabilities of the group's foreign affiliates are translated into euros according to the concept of functional currency under IAS 21. The functional currency is defined as the currency in which a foreign company primarily generates and expends cash. Since the functional currency of all companies in the group is their respective national currency, the statements of all foreign affiliates outside the European Monetary Union are translated as follows:

- assets and liabilities at the respective spot rate valid on the balance sheet date
- income and expenses at the respective annual average exchange rate
- currency translation differences and the differential amount between spot rate and annual average exchange rate resulting from year-on-year exchange rate changes are posted as a separate item in Shareholders' equity.

Exchange rate gains and losses from business transactions in a currency other than the respective local currency are recognized in income and posted in Other operating income/expenses in the consolidated income statement (2005: –€2.3m; 2004: +€1.3m).

The key exchange rates for the SCHWARZ PHARMA Group changed as follows against the euro:

		Spot rate		Annual average exchange rate	
Foreign currency / €:		2005	2004	2005	2004
USA	USD	1.18	1.36	1.24	1.24
Switzerland	CHF	1.56	1.55	1.55	1.54
United Kingdom	GBP	0.69	0.71	0.68	0.68
Poland	PLZ	3.86	4.09	4.02	4.51

CONSOLIDATED INCOME STATEMENT

Recognition of sales and other revenue – Sales are always recognized at the time finished goods are delivered or services are rendered to third parties, together with the corresponding transfer of risks and ownership. Provisions relating to customer discounts, discounts, price reductions, or returns are booked as a deduction from sales when the sales are recorded. They are calculated using historic data and according to the respective specific agreements. If accounts receivable from the sale of products or the rendering of services are likely to be irrecoverable, the company makes a corresponding negative adjustment to net income.

Some group companies receive third-party payments for granting license rights to projects or products. Vice versa the respective company also makes corresponding payments. Project-related milestone payments received on the basis of product development cooperation agreements are recognized in income in keeping with project progress and contractual agreements since these payments usually represent the settlement of past development costs.

Milestone payments and other upfront payments – Milestone payments, and other upfront payments made by group companies are expensed to research and development costs, unless there are corresponding probable economic benefits for the group in future. In this case the payments rendered are capitalized as development costs in intangible assets and amortized over the expected useful life of the corresponding product right. Payments received and rendered between group companies are eliminated in the consolidated income statement.

Cost of goods sold – This item covers the production costs of the goods and the cost of merchandise sold. The production costs of the goods sold include directly allocatable costs such as material costs, personnel expenses, and energy costs, as well as proportional production overheads (including depreciation), of goods and services supplied to customers.

Research and development – Research and development costs occur in carrying out scheduled research and development projects aimed at acquiring new knowledge so as to develop innovative products and processes or decisively enhance existing ones. This is usually achieved by intensively reviewing all available alternatives. Pursuant to IAS 38, research costs are always expensed at the time of their occurrence.

The item "Research and development costs" comprises personnel costs for research and development activities, directly allocatable variable and fixed overheads, clinical trials and corresponding production costs, payments rendered for research and development agreements, and the costs of all bought-in services.

Development costs are only capitalized in intangible assets where there are probable future economic benefits for the group. Since, in developing pharmaceutical products, this is not sufficiently certain until marketing approval has been issued by the authorities, all development costs are also immediately expensed. This applies analogously to research and development services purchased from third parties.

Selling and marketing costs – This cost item includes all sales organization costs, distribution costs, market research costs, corporate marketing costs, sales force costs, and advertising costs. Advertising costs – analogous to all other selling and marketing costs – are expensed in the period in which the campaigns are run.

General and administrative expenses – This item includes all personnel expenses and cost of materials for running the group, including Corporate Communication, Finance/Controlling, Human Resources, Purchasing, the legal department, and the IT department. Write-offs of irrecoverable or insubstantial debts are also posted to this item.

Net interest income/loss – Borrowing costs are expensed at the time of their occurrence using the benchmark method.

Taxes on income – Current income taxes are determined on the basis of the individual taxable earnings of the group companies.

In addition, pursuant to IAS 12 (as amended in 2000), deferred income taxes are accounted for using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for taxable temporary differences arising between the respective fiscal values and the carrying values under IAS/IFRS where it is probable that these temporary differences will reverse in the foreseeable future. Deferred tax assets are also recognized for tax losses carried forward to the extent that it is probable that future taxable profit will be available against which these tax loss carryforwards can be offset. It was presumed that the undistributed profits of all group affiliates would be permanently reinvested in their operations. Accordingly, no deferred taxes are recognized for additional income taxes that might result from the distribution of such profits.

Deferred tax assets and liabilities are offset against each other in as far as the company has a right to offset actual tax refund claims against tax liabilities and when the deferred tax assets or liabilities relate to income taxes levied by the same taxation authority on the same taxable entity (i.e. legal entity or fiscal unity of several companies). Deferred tax assets and liabilities are calculated using the tax rates valid on the balance sheet date. The effects of tax rate changes on deferred taxes are recognized as soon as the entry into force of the legal amendment can be reliably foreseen.

Government grants – In fiscal year 2005, the group received taxable investment grants amounting to €0.6m (2004: €0.6m) for the acquisition of certain long-lived assets and tax-exempt investment subsidies amounting to €0.5m (2004: €0m). These grants and subsidies are booked as deferred income items. In addition, the company received grants amounting to €0m (2004: €0.2m) as nonrepayable reimbursements of research and development costs. These grants are posted as a reduction of research and development costs on the assumption that all the corresponding conditions have been met.

Restructuring expenses – Restructuring costs are expensed to the operating result of the period in which the company management undertakes to carry out a restructuring measure and whose costs can be estimated with sufficient reliability. Created and released restructuring provisions are allocated to the corresponding functional area.

CONSOLIDATED BALANCE SHEET

Cash and cash equivalents – The company considers all liquid funds with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash at bank and in hand, fixed-term deposits, and bearer bonds. These are posted at nominal value or at acquisition cost, approximating their current value or fair value on the respective key dates. This definition is used analogously in the consolidated cash flow statement.

Trade receivables – Receivables are posted at their nominal value, which corresponds to their fair value. Value adjustments for possible credit risks are made if there are objective indications that the amount due will not be paid.

Inventories – Pursuant to IAS 2, inventories include those held for sale in the ordinary course of business (finished goods and merchandise), those in the process of production for such sale (unfinished goods), or those in the form of materials or supplies to be consumed in the production process or in the rendering of services (raw materials and supplies). Inventories are measured at the lower of cost (calculated on the basis of the weighted average method) and net realizable value, i.e. the sales revenue achievable in the ordinary course of business net of estimated production and selling costs. The production costs include material costs, personnel expenses, and allocatable production overheads. Financing costs are not included in the production costs. As regards depreciation due to obsolete or slow-selling stockpiles, SCHWARZ PHARMA creates sufficient reductions based on reasonable estimates and forecasts.

Other receivables and assets – This balance sheet item covers derivative financial instruments posted at fair market value, receivables from affiliated and non-consolidated participations, receivables from employees, sales tax refund claims and other tax refund claims, payments on account, deferrals, and other matters. Other receivables and assets are posted at their nominal value or fair value.

Property, plant and equipment – Tangible assets are measured at acquisition or production cost and, with the exception of real estate, are depreciated on a straight-line basis. The production costs of self-generated assets comprise both the direct costs and appropriate portions of required material costs and production overheads.

The estimated useful lives of tangible assets are as follows:

	Years
Buildings	20 to 40
Machinery and equipment	3 to 15
Other equipment, furniture and fixtures	5 to 10
Finance leased assets	2

Expenses incurred for measures extending the expected useful life of assets are capitalized. By contrast, maintenance and repairs are expensed as incurred. Financing costs are not capitalized. Fully depreciated tangible assets continue to be recorded at acquisition/production cost and accumulated depreciation until the assets in question are retired. The results of fixed asset disposals (asset disposal proceeds net of residual book values) are posted in the income statement in Other operating income/expenses. Scheduled depreciation of fixed assets is allocated to the respective functional area.

Leasing – Leased assets fulfilling the criteria for finance leasing are capitalized in the consolidated balance sheet, either at their fair value or at the lower present value of the minimum leasing payments, and are depreciated according to the above-mentioned principles. Lease liabilities, after deduction of the financing costs, are posted to "Other liabilities".

Leased assets which do not meet the finance leasing criteria are allocated to "Operating leasing". The operating leasing payments are expensed to the consolidated income statement on a straight-line basis over the lease term.

Intangible assets – Intangible assets include goodwill, patents, trademarks, software, and other assets. Intangible assets, exclusive of goodwill, are recognized pursuant to IAS 38 (as amended in 2004) if the intangible asset can be identified, if it is probable that the company will derive a future economic benefit from the asset, and if the costs of the intangible asset can be reliably measured.

Intangible assets with a definite useful life are recognized at acquisition cost net of accumulated amortization. They are depreciated on a straight-line basis over the shorter of either contractual life or estimated useful life, usually over a time of between 5 to 15 years. The estimated economic life of a product right is based upon a product's readiness for marketing and the estimated time over which the respective product will be of economic use. Intangible assets with an indefinite useful life are not amortized on a regular basis and are instead tested for impairment annually.

The differential amounts between the respective acquisition costs of investments and the respective fair values of the acquired individual assets are capitalized as goodwill. Until 2004 inclusively, SCHWARZ PHARMA conducted its accounting and reporting in compliance with US GAAP. Under US GAAP, goodwill was not longer amortized on a regular basis as of 1 January 2002. The transition to IAS/IFRS means that, as of 1 January 2004, "business combinations" in conjunction with the transitional provisions of IFRS 1 are applicable. Pursuant to IFRS 3 and analogous to US GAAP, goodwill is not longer amortized on a regular basis. Instead, annual impairment tests are performed, unless earlier events or circumstances indicate that the fair value of the asset has fallen below its carrying amount (i.e. book value). This does not affect hidden reserves realized on acquisition, which continue to be subject to regular amortization.

Impairment of tangible and intangible assets – The company tests all goodwill and intangible assets not subject to regular amortization for impairment on an annual basis, regardless of whether there is a concrete indication of an impairment. For the purpose of conducting the goodwill impairment test, goodwill is respectively allocated to the cash-generating units benefiting from the goodwill. In keeping with the definition of a cash-generating unit, the SCHWARZ PHARMA Group segments described in the segment reporting are used as cash-generating units. In addition, intangible assets with a definite useful life and tangible assets are always tested for impairment if there are indications of a possible impairment of the asset.

Pursuant to IAS 36.8 "Impairment of assets", an impairment loss is to be recorded where an asset's carrying amount exceeds its recoverable amount. This is the case where an asset's carrying amount is greater than its fair value. The fair value is the higher of net realizable value or the total amount of discounted cash flows expected from the asset in future (value in use). As a first step, the goodwill of the cash-generating unit in question is amortized by the above-determined impairment amount. Any remaining residual depreciation amount is proportionally allocated to the other assets of the respective segment on the basis of the residual book values of each asset on the balance sheet date. The reduction of the asset's carrying value to its net realizable value or value in use is posted as an impairment loss on a separate line in the consolidated income statement under "Impairment of assets pursuant to IAS 36". In reporting year 2005, an impairment loss pursuant to IAS 36 was posted at €6.1m, whereas no impairment loss was recognized in 2004 (for further details please refer to the notes, subsection 7, "Impairment of assets pursuant to IAS 36" on Page 35).

The value in use is based on discounted cash flows which are in turn based on the current, longer-term forecasts (10-year plan) and past experience made by the company. The growth rate used to extrapolate cash flow forecasts beyond the 10-year period is – depending on market assessment – in the region of a single-digit percentage. The used discounting factor was reduced as an adjustment to fair value in 2004 and usually amounts to 9%. However, this change had no impact on the outcome of the performed impairment tests since no impairment loss pursuant to IAS 36 was determined, neither using the previous (higher) interest rate nor the now valid (lower) interest rate.

If the reasons that previously led to an impairment loss no longer exist, the matter is reviewed to see whether a reversal of the impairment loss is required. Such reversals of impairment losses are accounted for in the line "Impairment of assets pursuant to IAS 36" in the consolidated income statement. No reversals of impairment losses occurred in fiscal years 2004 and 2005.

Investment property – Land and buildings held to earn rentals are carried at amortized cost and depreciated on a straight-line basis over their estimated useful lives. The underlying useful lives correspond to those of self-used tangible assets. Given the insignificant amount of investment property, it is not separately posted in the balance sheet.

Investments accounted for using the equity method – Investments in joint ventures in which the company has a 50% stake are accounted for using the equity method and recorded at acquisition cost plus/minus the company's due share of retained and distributed profits or losses.

Financial instruments – Pursuant to IAS 39 (as amended in 2000), the company reports all its financial assets (investments, trade receivables, cash and cash equivalents), financial liabilities (liabilities due to banks and trade payables), and derivative financial instruments as assets or liabilities in the balance sheet. All its financial instruments are carried at fair value, with the exception of its long-term debt. For the notes to the financial statements, the fair value of long-term debt is determined on the basis of future discounted cash flows, allowing for current debt interest rates, exchange rates, and residual maturities.

Financial investments – SCHWARZ PHARMA regards all on-balance-sheet securities among its financial investments as available-for-sale securities.

Long-term available-for-sale investments are marketable equity securities carried at fair value. Net unrealized gains and losses on available-for-sale investments – net of respectively deferred income taxes – are reported separately in shareholders' equity. On realization through disposal or in the event of a non-temporary drop in fair value below acquisition cost, fair value changes are recognized in income.

Moreover, non-current investments in the form of nonmarketable equity securities are recorded at amortized cost. The company classifies financial assets as "non-current" where such investments are not intended for sale within the next 12 months.

Insofar as there are objective, material indications of impairment, the asset in question is tested for impairment and a positive determination is accounted for as an impairment loss. In so doing, the asset's carrying value is checked to see whether it exceeds its fair value or the present value of expected future cash flows, discounted using an appropriate discounting factor. Should this be the case, the difference is recorded as an impairment loss. Should the reasons for impairment become invalid, a corresponding reversal of the impairment loss – which is not permitted to exceed amortized cost – is made. No reversals of impairment losses were made regarding the company's financial assets in 2004 or in the year under review.

IAS 39 (as amended in 2000) comprises the disclosure obligations regarding the duty to report the fair value of certain financial instruments where such values can be practicably determined. The fair value of a financial instrument is the value at which the financial instrument in question can be exchanged between two parties dealing at arm's length who are willing to sell/buy the instrument, provided it is not a compulsory sale or liquidation sale. The fair value is to be determined in keeping with reasonable commercial practices. Consequently the values which SCHWARZ PHARMA might realize in a market transaction or which it actually realizes upon maturity or exercisability will not necessarily correspond to the above-determined fair values.

Derivative financial instruments – To hedge its exchange rate risk, the group has concluded diversely structured forward exchange rate/foreign currency option contracts as currency-hedging instruments for certain purchasing/selling commitments and certain pending or anticipated business transactions denominated in foreign currency. Interest rate derivatives (swaps, caps) are used to provide an attractive long-term interest rate hedge for existing and prospective debt. For a hedging instrument to be recognized as a hedging transaction within the scope of hedge accounting, the hedging instrument and the underlying transaction must meet a number of stringent requirements in terms of documentation, probability of occurrence, effectiveness, and reliable measurement. If these requirements are not met, the hedging instrument does not qualify for hedge accounting. Since the above-mentioned forward exchange rate/foreign currency option contracts and interest rate derivatives do not meet the said stringent criteria, they do not qualify for hedge accounting. In this case, pursuant to IAS 39 (as amended in 2000), the option premiums paid for/received from the derivatives are recognized as other assets/liabilities at amortized cost as per the settlement date and subsequently recorded at fair value. The measurement of financial derivatives is carried out at fair value based on the current interest/exchange rates (including forward rates) and the current volatilities. Gains and losses from fair value changes are immediately recognized in Other operating income/expenses.

In addition, the company hedged the possible impact on net income arising from its Stock Appreciation Rights Programs (SAR 1999 Plan and SAR 2000 Plan) by purchasing call options on its own stock. Since this hedging instrument is clearly attributable to the company's underlying transaction (exercise of a right arising from the SAR plan) and also fulfils the above-mentioned stringent criteria concerning documentation, probability of occurrence, effectiveness, and reliable measurement, the said options transaction qualifies for hedge accounting. Since future cash flow fluctuations are hedged, this represents a "cash flow hedge". In this respect the value changes are recognized in shareholders' equity without affecting net income until the underlying transaction is realized. At the time of exercise, the deferred gains/losses were recognized in income as per 31 December 2005 and offset the impact arising from the underlying transaction. The SAR 1999 Plan and the SAR 2000 Plan expired in the year under review. Simultaneously all remaining call options on the own stock were exercised in 2005.

Enacted on 9 December 2004, the German Act on the Introduction of International Accounting Standards and on the Protection of the Quality of Audits (Accounting Law Reform Act) (Gesetz zur Einführung internationaler Rechnungslegungsstandards und zur Sicherung der Qualität der Abschlussprüfung" – Bilanzrechtsreformgesetz/BilReG) requires, among other things, additional disclosures regarding derivative financial instruments in the notes to the financial statements. SCHWARZ PHARMA fulfils these requirements under note No. 20 to the financial statements. All required details are mentioned there.

Trade payables and other current liabilities – Liabilities are measured at their repayment amount, corresponding to their fair value. The item "Other current liabilities" comprises liabilities arising from income tax, sales tax, payroll tax, and other taxes, interest liabilities, liabilities due to employees, leasing liabilities, deferred income, and other liabilities. The item "Other non-current liabilities" comprises mainly non-current leasing liabilities and non-current liabilities due to non-consolidated affiliated companies and participations. Liabilities are classified as "current" if their realization is probable within 12 months of the reporting date. Liabilities extending beyond that period are reported as "non-current".

Liabilities arising from share-based payment transactions and stock option programs – In principal stock option programs are expensed as share-based payment transactions pursuant to IFRS 2. These programs are described in note No. 5.

SCHWARZ PHARMA shares from treasury stock are sold to company employees at a price below the respective current stock exchange price. Consequently, pursuant to IFRS 2, the differential amount between the "purchase price" of the acquired treasury stock and the corresponding issue price is recognized in income.

Current and non-current provisions – Provisions are recognized pursuant to IAS 37 if a legal or constructive obligation has arisen, a cash outflow to meet the obligation in question is probable, and a reliable estimate of the obligation amount can be made. Restructuring provisions are recognized if the group possesses a detailed, formal restructuring plan whose implementation has either already begun or about which the group has already reported. Provisions are classified as "current" if the obligations are expected to fall due within the next 12 months. If this is not so, the provision is classified as "non-current". In this connection, the non-current provision amount is measured at the discounted settlement amount. Possible obligations whose amount cannot be reliably estimated are disclosed in the notes to the consolidated financial statements.

Provisions for pensions and similar obligations (employee benefits) – Pursuant to IAS 19 (as amended in 2000), employee benefits are measured using the projected unit credit method, allowing for future adjustments to pay and pensions. The measurement method makes actuarial assumptions about the discounting factor for calculating the present value, the estimated payroll trend, and the expected rate of return on assets. Differences between the projected pension obligations and the actual trend of pension obligations, including the effects of changed actuarial assumptions, are spread over the estimated average remaining period of service and recognized in income, insofar as these differences exceed 10% of the higher of the present value of the benefit obligations and the fair value of plan assets. The value of the plan assets and that of the obligations are offset against each other.

Pension obligations in Germany are determined using the 2005 G biometric calculation tables of Prof. Dr. Klaus Heubeck.

On 1 January 2002, SCHWARZ PHARMA AG initiated a deferred compensation plan which permits employees who draw a salary above the income limit for statutory pension contributions to pay capital contributions into selected investment funds. In fiscal year 2004, the fund assets used to reinsure the pension commitments were transferred to an independent legal entity founded expressly for this purpose – SCHWARZ PHARMA Pension Trust e.V.

Discretionary decisions and estimates –

Discretionary decisions

Pursuant to IAS 38, development costs are capitalized as an intangible asset provided certain prerequisites are met. Among other things, it must be sufficiently established that the development measures will lead to a future stream of benefits. In SCHWARZ PHARMA's estimation, the point at which it is sufficiently established that a development project will lead to a future stream of benefits is not reached until marketing approval has been granted by the authorities. Hence all development costs for pharmaceutical products are immediately expensed until marketing approval is received. This applies analogously to research and development services purchased from third parties.

Estimates

The preparation of the consolidated financial statements under IFRS requires making estimates of certain items that have a corresponding impact on recognition and measurement in the consolidated balance sheet, in the consolidated income statement, and regarding the disclosure of contingent liabilities.

Actual amounts may differ from these estimates. Estimates are particularly necessary in the case of:

- assessment of the need for and of the measurement of an impairment loss
- recognition and measurement of provisions
- assessment of the recoverability of deferred tax assets
- determination of the need for inventory write-offs

In this respect, the reporting of the SCHWARZ PHARMA Group is affected by discretionary decisions and estimates.

PRODUCT ACQUISITIONS AND STRATEGIC VENTURES

In July 2005, SCHWARZ PHARMA Ltd., Ireland, acquired all future rotigotine royalties from Aderis Pharma-ceuticals Inc., USA. In addition to the entire rotigotine rights, the purchase deal also gives SCHWARZ PHARMA rights to possible cash flows from other Aderis assets. SCHWARZ PHARMA had already acquired the worldwide development and marketing licensing rights to rotigotine from Aderis Pharmaceuticals Inc. in 1998. This involved milestone and royalty payments to Aderis Pharmaceuticals Inc.

SCHWARZ PHARMA is developing a transdermal patch with the active ingredient rotigotine both for treating Parkinson's disease and restless legs syndrome. With respect to treating the early stages of Parkinson's disease, the market launch of the patch under the brand name "Neupro" is planned for the first half of 2006, pending marketing approval. In addition, final development phase (phase III) studies are being conducted regarding the treatment of restless legs syndrome (RLS).

The deal led to one-time additional R&D expenses of €63.3m. The said amount comprises a purchase price cash component of €55.8m and a return of shares which SCHWARZ PHARMA still held in Aderis Pharmaceuticals Inc. (€7.5m). Both purchase price components are reflected in the item "Research and development costs" in the consolidated income statement. These payments are not consideration for future sales services but instead, by their nature, concern the right to use research results needed to generate future sales of own products. Hence these costs are posted to the functional area "research and development". The tax effect of the deal comes to €4.9m. Thus the acquisition of the above rights from Aderis Pharmaceuticals Inc. puts a net burden of €58.4m on the net result.

This acquisition represents an important step in the company's strategic orientation towards higher future profitability. It was financed using internal funds. The consolidated cash flow statement shows the entire cash outflow as "Cash outflow from operating activities".

NOTES TO THE CONSOLIDATED INCOME STATEMENT

4. Personnel Expenses/Employees

	2005	2004
Personnel expenses		
Wages and salaries	213,726	184,636
Social security and benefit costs	33,856	32,046
	247,582	**216,682**
Pension contributions and similar expenses	12,264	10,664
	259,846	**227,346**

Number of employees by function (annual average)		
Research and development	625	523
Production	931	932
Marketing and sales	1,933	1,775
Administration	611	583
	4,100	**3,813**

Number of employees by region (annual average)		
Germany	1,696	1,587
Europe – ex Germany	999	1,055
USA	1,006	852
Asia	399	319
	4,100	**3,813**

5. Executive Stock Option Programs

Executive stock option program 2000

In 2000, the company set up an executive stock option program (ESOP 2000) entitling certain senior managers and other executives to invest in convertible bonds bearing fixed interest at 5.5% with a maturity of 10 years, convertible into no-par-value shares of the company's subscribed capital. Each bond (nominal value of €1.30 per no-par-value share) entitles the employees to convert the options into a no-par-value share by paying the difference between the conversion price and the nominal amount per share. The executive stock option program makes no distinction between those included in the group of beneficiaries.

The exercise price of the options is determined as being equal to the average SCHWARZ PHARMA share price over a certain period until the bonds are issued (reference price) plus a premium of 15% (exercise hurdle) on the reference price. 50% of the granted options may be exercised after two and three years respectively, albeit only if the beneficiary employees did not leave the company beforehand due to termination of employment, incapacity for work, retirement, or death.

ESOP 2000 options may be exercised three times a year for a respective four-week period ("exercise window"). These exercise windows begin respectively on the day after the annual general meeting, the day after the publication of the half-year report, and on the day after the publication of the nine months report. For fiscal year 2006, the exercise windows are thus from 11 May 2006 to 8 June 2006, from 26 July 2006 to 23 August 2006, and from 30 October 2006 to 27 November 2006.

Executive stock option program 2003

In 2003, the company set up a new executive stock option program (ESOP 2003) entitling certain senior managers and other executives to purchase one new no-par-value share of the company at the exercise price for each option granted. On the basis of the resolution passed by the annual general meeting on 13 May 2003, a "naked options" program was offered for the first time. Naked options are subscription rights to new (young) shares created by a capital increase. In contrast to the executive stock option program 2000, the granting of these options is not related to the issuance of bonds. Once again, this executive stock option program makes no distinction between those included in the group of beneficiaries.

The reference price corresponds to the average closing price of the SCHWARZ PHARMA share in XETRA trading on the Frankfurt stock exchange over the last five days before the date of issuance of the respective options. The exercise price for buying a no-par-value share of SCHWARZ PHARMA

AG on exercise of the option is equivalent to the reference price plus a 20% premium as a performance target. 50% of the granted options may be exercised after a period of two years and an additional 25% may be exercised after three and four years respectively, albeit only if the beneficiary employees did not leave the company beforehand due to termination of employment. The Executive Board may make special provisions for special cases such as death, permanent incapacity for work or occupational disability, retirement, and termination of employment other than by resignation or dismissal.

The exercise opportunities of ESOP 2003 differ from those of ESOP 2000. Certain periods within a fiscal year (lock-up periods) are fundamentally excluded from being used as exercise windows in ESOP 2003. Hence ESOP 2003 stock options cannot be exercised during the following lock-up periods: two weeks before the publication of the consolidated financial statements or any quarterly report until two days later and eight weeks before the annual general meeting until three days later.

Stock Appreciation Rights Program 1999 (SAR 1999 Plan)

In September 1999, the Executive Board introduced a bonus program for certain senior managers and other top performers (SCHWARZ PHARMA Stock Appreciation Rights Program 1999 or SAR 1999 Plan) based on the price trend of the SCHWARZ PHARMA share and having a duration of six years. The Executive Board is entitled to issue stock appreciation rights (SARs) to the group of beneficiaries. The Executive Board determined both the pro-forma number of shares under the SAR plan as well as their basic price and the grant date of each SAR. Under the terms of the SAR plan, the basic price is determined as the fair value of the SCHWARZ PHARMA share on the grant date, namely €19.32.

25% of the granted rights become exercisable respectively one year after the grant date, meaning that all the granted rights could already be exercised on 1 September 2003. In the event of a change of control of the company, all SARs become immediately exercisable.

The beneficiary employees were granted the right to demand payment equivalent to the granted SARs within the fixed exercise periods, the amount of which is determined by the performance of the company's share price against the previously determined basic price (exercise price). There are no stock tender arrangements for fulfilling the obligations under the plan.

The SAR 1999 Plan expired on 31 August 2005. Hence no provisions were created for obligations under this SAR plan as per 31 December 2005.

Stock Appreciation Rights Program 2000 (SAR 2000 Plan)

The Stock Appreciation Rights Program 2000 was set up on 31 December 2000 with a total duration of five years. Under the terms of the SAR 2000 Plan, SCHWARZ PHARMA grants selected executives a certain number of stock appreciation rights. The basic price of an SAR within the scope of this program amounts to €10.00. There are no stock tender arrangements for fulfilling the obligations under the plan.

50% of the granted SARs become exercisable respectively one year after the grant date, meaning that all the granted rights could already be exercised on 31 December 2002. However, this only applies if the beneficiary employees did not leave the company beforehand. In the event of a change of control, all SARs become immediately exercisable. On exercise, the beneficiary employees receive a cash payment, the amount of which is determined by the performance of the company's share price against the previously determined basic price.

The SAR 2000 Plan expires on the reporting date as per 31 December 2005. As the total number of SARs is fully exercisable but not yet entirely processed, provisions for obligations under the SAR 2000 Plan were posted for the last time in the amount of €0.8m.

Stock Appreciation Rights Program 2005 (SAR 2005 Plan)

In September 2005, the company introduced an additional stock appreciation rights program (SAR 2005 Plan) for executives and other top performers of the SCHWARZ PHARMA Group. No distinction is made between those included in the group of beneficiaries. The beneficiaries named by the Executive Board, as holders of the SARs, received a cash payment on exercising their convertible rights, the amount of which depends on the increase in the SCHWARZ PHARMA share price. The cash settlement amount to be paid by the company is determined as the difference between the share price on the exercise date and the exercise price.

The exercise price for converting the SARs is calculated as a basic price plus a 20% premium (performance target). The basic price corresponds to the average closing price of the SCHWARZ PHARMA share over the last five days of trading before the date of issuance of the respective rights. It amounts to €46.03, bringing the exercise price to €55.24.

The SARs can only be exercised after certain lock-up periods. 25% of the granted rights may be exercised respectively one year after being granted, meaning that all stock appreciation rights can be converted four years after being granted, on 16 September 2009. The entitlement to exercise the SARs expires on 16 September 2011 (6 years after the date of issuance) at the latest. SARs not exercised by that date become void without compensation. In the event of a third party taking over 50% of the shares of SCHWARZ PHARMA AG, all rights may be immediately exercised regardless of the abovementioned lock-up periods.

The rights may not be exercised in certain periods (lock-up periods): the lock-up periods begin two weeks before the release of the quarterly or annual results and end three days of trading thereafter and also begin eight weeks before the annual general meeting and end three days of trading thereafter.

The rights arising under the SAR 2005 Plan cannot be transferred or pledged. The rights may be exercised up to the 7th calendar day after the employee leaves the company. In the event of an employee's decease, the entitled heirs may, for a period of 12 months, convert the deceased beneficiary's rights whose lock-up period had already expired at the time of death.

As per 31 December 2005, a current liability amounting to €1.1m and a non-current liability amounting to €1.1m were recorded for the first time. Consequently the company posted personnel expenses amounting to €2.2m for the SAR 2005 Plan in the reporting period.

Stock Appreciation Rights Program USA 2003
(SCHWARZ PHARMA Restricted Stock Unit Agreement)

This stock appreciation rights program was set up in the USA on 1 January 2003. Under the terms of the program, beneficiary employees are granted a certain number of SARs which are linked to the SCHWARZ PHARMA share price. 172,428 SARs (previous year: 121,158 SARs) were issued as per 31 December 2005. The fair value of the granted SARs is expensed as personnel costs over the exercise period of four years. Personnel expenses amounting to €3.1m (previous year: €1.9m) were recorded in reporting year 2005.

Hedging of the Stock Appreciation Rights Programs 1999 and 2000

The company hedged the possible impact on net income arising from its SAR 1999 Plan and SAR 2000 Plan by purchasing call options on its own stock. The options entitled the company, as the buyer, to demand cash settlement from the seller in the event of exercise by the buyer.

These hedging transactions qualify for hedge accounting and are recorded in compliance with IAS 39 "Financial Instruments: Recognition and Measurement". Accordingly, the purchased options were capitalized as an asset and measured at their fair value on the reporting date. Since the 1999 and 2000 SAR programs were terminated at the end of the reporting year, all corresponding call options on the own stock were exercised by the end of the year. Hence no options were recorded as per 31 December 2005.

The following table shows the activities of all tranches of the executive stock option programs (ESOP 2000 and ESOP 2003) for the years 2005 and 2004:

	2005		2004	
	Number of shares under option	Exercise price per option in €	Number of shares under option	Exercise price per option in €
ESOP 2003/2nd tranche				
Outstanding as per 1 Jan.	840,300	29.12	0	
Issued	–	–	845,600	29.12
Exercised	–	–	–	–
Redeemed	(45,950)	29.12	(5,300)	29.12
Outstanding as per 31 Dec.	794,350	29.12	840,300	29.12
Exercisable on 31 Dec.	0	–	0	–
ESOP 2003/ 1st tranche				
Outstanding as per 1 Jan.	807,250	41.39	840,600	41.39
Issued	–	–	–	–
Exercised	(18,400)	41.39	–	–
Redeemed	(40,050)	41.39	(33,350)	41.39
Outstanding as per 31 Dec.	748,800	41.39	807,250	41.39
Exercisable on 31 Dec.	368,800	41.39	0	–
ESOP 2000/ 3rd tranche				
Outstanding as per 1 Jan.	800,610	20.15	910,080	20.15
Issued	–	–	–	–
Exercised	(304,402)	20.15	(87,570)	20.15
Redeemed	(11,600)	20.15	(21,900)	20.15
Outstanding as per 31 Dec.	484,608	20.15	800,610	20.15
Exercisable on 31 Dec.	484,608	20.15	356,520	20.15
ESOP 2000/ 2nd tranche				
Outstanding as per 1 Jan.	484,845	15.23	796,196	15.23
Issued	–	–	–	–
Exercised	(186,265)	15.23	(306,651)	15.23
Redeemed	–	–	(4,700)	15.23
Outstanding as per 31 Dec.	298,580	15.23	484,845	15.23
Exercisable on 31 Dec.	298,580	15.23	484,845	15.23
ESOP 2000/ 1st tranche				
Outstanding as per 1 Jan.	118,396	13.56	223,036	13.56
Issued	–	–	–	–
Exercised	(22,447)	13.56	(107,390)	13.56
Redeemed	–	–	2,750	13.56
Outstanding as per 31 Dec.	95,949	13.56	118,396	13.56
Exercisable on 31 Dec.	95,949	13.56	118,396	13.56

The following table shows the activities of the stock appreciation rights programs (SAR 1999 Plan, SAR 2000 Plan, and SAR 2005 Plan) for the years 2005 and 2004:

	2005		2004	
	Number of shares under option	Exercise price per option in €	Number of shares under option	Exercise price per option in €
SAR 2005				
Outstanding as per 1 Jan.	–	–	–	–
Issued	960,000	55.24	–	–
Exercised	0	55.24	–	–
Redeemed	(3,750)	55.24	–	–
Outstanding as per 31 Dec.	956,250	55.24	–	–
Exercisable on 31 Dec.	0	55.24	–	–
SAR 2000				
Outstanding as per 1 Jan.	85,200	10.00	106,200	10.00
Issued	–	–	–	–
Exercised	(85,200)	10.00	(20,000)	10.00
Redeemed	0	–	(1,000)	10.00
Outstanding as per 31 Dec.	0	–	85,200	10.00
Exercisable on 31 Dec.	0	–	85,200	10.00
SAR 1999				
Outstanding as per 1 Jan.	133,150	19.32	166,150	19.32
Issued	–	–	–	–
Exercised	(133,150)	19.32	(31,000)	19.32
Redeemed	0	–	(2,000)	19.32
Outstanding as per 31 Dec.	0	–	133,150	19.32
Exercisable on 31 Dec.	0	–	133,150	19.32

Measurement of the Executive Stock Option Programs

The value of an option under ESOP 2000 and ESOP 2003 was calculated using a binominal model, based on the following assumptions:

ESOP 2000	**1st tranche 2000**	**2nd tranche 2001**	**3rd tranche 2002**
Expected term of the option	10 years	10 years	10 years
Dividend yield	1.7%	3.4%	1.7%
Volatility	36.0%	50.0%	50.0%
Risk-free interest rate	5.40%	5.20%	4.43%
Option value	€4.03	€6.10	€8.32
Option value of all originally granted options	€3,614k	€7,302k	€8,045k

ESOP 2003	**1st tranche 2003**	**2nd tranche 2004**
Expected term of the option	7 years	7 years
Dividend yield	1.8%	0.6%
Volatility	28.5%	31.0%
Risk-free interest rate	3.92%	3.95%
Option value	€8.17	€6.65
Option value of all originally granted options	€6,945k	€5,653k

The costs of the above-mentioned executive stock option programs are spread over several years in keeping with the corresponding lock-up periods and exercise windows. This incurred personnel expenses of €3,397k in 2005 and €3,103k in 2004.

SCHWARZ PHARMA has elected to use the exemption set out in IFRS1.25B, so leaving out of consideration the stock option programs set up prior to 7 November 2002 and fully exercisable prior to 1 January 2005 (i.e. all tranches of ESOP 2000) in the opening balance sheet as per 1 January 2004. Insofar the reported personnel expenses merely reflect Stock Option Program 2003. Hence ESOP 2000 will in future have no impact on net income.

6. Restructuring Expenses

No further restructuring measures (as undertaken in Germany and Ireland in 2002/2003) occurred in the reporting year 2005 and in the previous year.

Since 2002, SCHWARZ PHARMA has been preparing its production facilities so as to market its pipeline products and has been expanding its fine chemicals operations in Shannon/Ireland to produce the compounds needed for the pipeline products. Simultaneously the company began concentrating its European pharmaceutical bulk production at the site in Zwickau/Germany.

Restructuring measures in Ireland

The transfer of pharmaceutical production already led to layoffs in Ireland in 2003 (132 employees) and in 2004 (56 employees); 31 additional employees were laid off in fiscal year 2005. Part of the machines and technical equipment was transferred from the production site in Ireland to Zwickau/Germany in 2004 and 2005.

In fiscal year 2005, as in the previous year, no further costs were incurred for restructuring measures. Around €1.3m of the overall restructuring costs in 2004 was accounted for by increased depreciation due to a shorter useful life of several fixed assets. These assets can only be used to a limited degree within the scope of transferring pharmaceutical production.

Restructuring measures in Germany

The structural reform of the health care system in Germany continues to be an additional burden and already led to radical measures in 2003. Around 20% of the field force and office staff at SCHWARZ PHARMA Deutschland GmbH was laid off as per 31 December 2003. The impact this had on the balance sheet was still largely evident in 2004. In reporting year 2005, the predominant share of restructuring provisions set aside for these measures was used. A residual amount was released and recognized in income, whereby these obligations ceased to exist as per 31 December 2005.

The following tables show the development of restructuring provisions – by individual measure – in the years 2004 and 2005:

2005 € ('000s)	Ireland	Germany	Other measures	TOTAL
Provision as per 1 Jan. 2005	5,273	616	126	6,015
Added	0	0	0	0
Used	(2,142)	(605)	(60)	(2,807)
Released	(2,810)	(11)	0	(2,821)
Provision as per 31 Dec. 2005	**321**	**0**	**66**	**387**
2004 € ('000s)				
Provision as per 1 Jan. 2004	8,399	1,870	422	10,691
Added	0	0	68	68
Used	(3,126)	(1,254)	(364)	(4,744)
Released	0	(320)	0	(320)
Additions from changes in the consolidation group	0	320	0	320
Provision as per 31 Dec. 2004	**5,273**	**616**	**126**	**6,015**

7. Impairment of Assets pursuant to IAS 36

Impairment losses pursuant to IAS 36 must always be recorded where the carrying amount of the asset tested for impairment exceeds the realizable amount. If an impairment is indicated (for example, by a changed market environment), the fair value of the asset is to be checked. An annual impairment test is to be carried out on intangible assets not subject to regular amortization.

In reporting year 2005, this annual test carried out on two product rights held by SCHWARZ PHARMA Inc., USA, showed that expected future cash flows lie below the carrying amount. Hence an impairment loss of €4,991k was recorded by the US affiliate. In addition, an impairment loss of €524k on capitalized milestone payments was recorded by SCHWARZ PHARMA Ltd., Ireland.

Furthermore, the carrying amount of a German product right (€545k) was completely impaired due to termination of the distribution rights by the licenser as per the end of the year.

No impairment losses pursuant to IAS 36 were required in the previous year.

8. Other Income/Expenses

The breakdown of "Other income/expenses" is as follows:

€ ('000s)	**2005**	**2004**
Gains/losses on the sale of product rights	9,966	15,377
Milestone payments received for R&D projects	1,509	4,127
Gains/losses on the sale of shares	0	2,637
Gains/losses from fixed asset disposals	(1,451)	(2,035)
Release/creation of provisions	6,818	(2,197)
Other	(8,658)	(45,395)
Other income/expenses	**8,184**	**(27,486)**

The item "Other" with respect to 2004 includes, among other things, expenses incurred for settling legal disputes in the USA (Mylan settlement) and other expenses related to omeprazole (profit-sharing agreements, etc.). It also includes all foreign exchange rate gains and losses as well as the result from forward exchange rate contracts. In the reporting year, this line again shows other expenses related to omeprazole (profit-sharing agreements, etc.), foreign exchange gains/losses, and other matters.

9. Interest result

€ ('000s)	**2005**	**2004**
Interest and similar income	6,319	5,438
Interest and similar expenses	(7,450)	(7,774)
Interest result	**(1,131)**	**(2,336)**

10. Other Income from Investments

Both in 2005 (€49k) and in 2004 (€101), the line "Other income from investments" comprises income received from SCHWARZ Versicherungsvermittlungsgesellschaft mbH, Monheim. Being of minor significance, this company is not included in the consolidation group.

11. Taxes on Income

The tax expense of ongoing business operations is broken down as follows:

€ ('000s)	2005	2004
Current taxes on income:		
German corporation tax	(11,501)	(468)
German trade tax	(5,410)	8
Foreign taxes	(49,351)	43,826
Current income tax liabilities/assets	**(66,262)**	**43,366**

Deferred taxes on income:		
German corporation tax	(9,542)	4,896
German trade tax	(3,071)	2,156
Foreign taxes	42,873	(66,171)
Current deferred income tax liabilities/assets	**30,260**	**(59,119)**
Total income tax expense	**(36,002)**	**(15,753)**

The Executive Board and the Supervisory Board propose a dividend payout of €0.20 per share (€9,281k). The corresponding corporation tax reduction amounts to €1,547k and, pursuant to IAS/IFRS, will be recorded as a tax receivable in reporting year 2006.

Breakdown of the pre-tax result, at home (Germany) and abroad, (Expense) / Income

€ ('000s)	2005	2004
Germany	47,637	(20,680)
Abroad	(65,092)	35,710
Pre-tax profit	**(17,455)**	**15,030**

Breakdown of taxes on income, at home (Germany) and abroad (Expense) / Income

€ ('000s)	2005	2004
Germany	(29,524)	6,592
Abroad	(6,478)	(22,345)
Income tax expense	**(36,002)**	**(15,753)**

Since fiscal year 2004, Germany has had a standard corporation income tax rate of 25% plus 5.5% solidarity surcharge (i.e. reunification tax) on corporation income tax. German companies are additionally subject to trade tax, which amounts to 17.4% for SCHWARZ PHARMA AG, Monheim (2004: 16.8%). The combined tax rate for 2005 came to 39.1% (2004: 38.8%).

The provision on a minimum taxation of company profits which has been in effect in Germany since 1 January 2004, which also allows a limited offset of loss carryforwards against income from the current year, led to an income tax yield from the German SCHWARZ PHARMA companies in the reporting year.

For fiscal years 2005 and 2004, the actual tax expense was derived from expected tax expenses (based on the expected tax rate of 39.1%) as follows:

€ ('000s)	**2005**	**2004**
Pre-tax result	(17,455)	15,030
Expected tax expense/income (tax rate of SCHWARZ PHARMA AG)	6,825	(5,832)
Foreign tax rate differences	(32,308)	(5,911)
Non-deductible expenses	(5,115)	(3,441)
Non-deductible amortization of hidden reserves	(1,530)	(1,860)
Effects not related to the accounting period	(3,105)	0
Tax rate changes	269	0
Other effects	(1,038)	1,291
Taxes on income	**(36,002)**	**(15,753)**
Tax rate	**206.3%**	**104.8%**
Current income tax income/(expense)	(66,262)	43,366
Current deferred income tax income/(expense)	30,260	(59,119)
Taxes on income	**(36,002)**	**(15,753)**

12. Earnings per Share

Basic Earnings per Share (EPS) is calculated by dividing the net result by the weighted average of the number of outstanding shares:

Calculation of basic EPS	**2005**	**2004**
Net result (€ '000s)	**(54,083)**	**(835)**
Weighted average of shares outstanding ('000s)	46,180	45,530
EPS 'basic' (€)	**(1.17)**	**(0.02)**

To calculate diluted EPS, the weighted average number of outstanding shares is adjusted by the number of all potentially dilutive shares. The number of all potentially dilutive shares is computed using the "if-converted" method for so-called "naked options" (i.e. SCHWARZ PHARMA's ESOP 2003 program) and using the "Treasury stock" method for stock options involving an additional payment (i.e. SCHWARZ PHARMA's ESOP 2000 program).

Calculation of diluted EPS	**2005**	**2004**
Net result (€ '000s)	(54,083)	(835)
Adjustment of net result (€ '000s)	52	138
Adjusted net result (€ '000s)	**(54,031)**	**(697)**
Weighted average of shares outstanding ('000s)	46,180	45,530
Adjustment by potentially dilutive shares ('000s)	1,187	1,770
Weighted average of diluted shares outstanding ('000s)	47,367	47,301
EPS 'diluted' (€)	**(1.14)**	**(0.01)**

To calculate diluted EPS, the net result is adjusted by interest expenses on the ESOP 2000 convertible bonds underlying the stock options.

13. Trade Receivables

Trade receivables are due within one year. Individual risks are accounted for by making appropriate provisions. All in all provisions for doubtful accounts amounting to €1.9m were accrued by the reporting date (2004: €2.0m).

14. Inventories

The breakdown of inventories as per 31 December was:

€ ('000s)	2005	2004
Raw materials and work in process	38,749	38,296
Finished goods	24,354	22,679
Merchandised goods	24,167	22,723
	87,270	**83,698**

Write-downs of inventories recorded in 2004 and 2005 were not significant compared to the overall cost of goods sold.

15. Other Receivables and Assets

This item is broken down as follows:

€ ('000s)	2005	2004
Receivables from associated companies	178	3,969
Tax receivables	3,266	36,684
Receivables from employees	292	264
Advance payments	6,393	6,686
Other	17,077	25,591
	27,206	**73,194**

The item "Other" comprises receivables from the sale of product rights, from license agreements, and the assets of hedging transactions (call option on own stock per 31 December 2004, short-term interest rate derivatives per 31 December 2004 and 2005).

16. Property, plant and equipment

€ ('000s)	Land and buildings	Invest-ment property	Machinery and technical equipment	Other equip-ment	Advance pay-ments and construction in progress	Total
Acquisition costs per 31/12/2004	**126,512**	**645**	**159,805**	**24,670**	**3,277**	**314,909**
Changes in foreign exchange rates	5,705	0	6,965	920	350	13,940
Additions	2,860	0	21,656	2,887	2,184	29,587
Disposals	(1,538)	0	(12,589)	(2,150)	(14)	(16,291)
Transfers	(107)	0	2,757	365	(3,015)	0
Acquisition costs per 31/12/2005	**133,432**	**645**	**178,594**	**26,692**	**2,782**	**342,145**
Depreciation per 31/12/2004	**40,342**	**255**	**103,408**	**17,999**	**4**	**162,008**
Changes in foreign exchange rates	1,389	0	4,102	613	1	6,105
Depreciation 2005	4,856	32	16,199	2,244	0	23,331
Disposals	(626)	0	(11,057)	(1,925)	0	(13,608)
Transfers	0	0	(6)	6	0	0
Depreciation per 31/12/2005	**45,961**	**287**	**112,646**	**18,937**	**5**	**177,836**
Net book values per 31/12/2005	**87,471**	**358**	**65,948**	**7,755**	**2,777**	**164,309**
Net book values per 31/12/2004	**86,170**	**390**	**56,397**	**6,671**	**3,273**	**152,901**

Additions to Property, plant and equipment, amounting to €12.9m, relate to technological improvements in preparation for the manufacture of pipeline products at the Irish production site. Production plant expansions in the USA (Machinery and technical equipment) incurred investments of €4.5m. SCHWARZ BIOSCIENCES Inc. moved into a new office building within the course of 2005. The corresponding investments in buildings and other equipment came to €2.1m. Other investments in technical equipment are mainly related to IT infrastructure and equipping the worldwide sales force with computers and company cars.

Disposals of Property, plant and equipment are mainly related to machinery and equipment replaced within the scope of the transfer of pharmaceutical production from Ireland to Zwickau.

Investment property is recorded at historic cost less accumulated depreciation. Since this investment property does not represent a substantial amount in relation to overall fixed assets, preparation of an external expert opinion on fair value was dispensed with. It is presumed that the fair value corresponds to the book value. Rental income from investment property came to €0.1m in the year under review (2004: €0.1m).

17. Intangible Assets

€ ('000s)	Concessions, patents, trademarks, and similar rights	Licenses and similar rights	Goodwill	Advance payments on intangible assets	Total
Acquisition costs per 31/12/2004	**60,171**	**336,316**	**81,923**	**947**	**479,357**
Changes in foreign exchange rates	884	18,680	4,587	0	24,151
Additions	204	4,907	0	2,749	7,860
Disposals	(366)	(2,721)	0	0	(3,087)
Transfers	0	611	0	(611)	0
Acquisition costs per 31/12/2005	**60,893**	**357,793**	**86,510**	**3,085**	**508,281**
Amortization per 31/12/2004	**35,138**	**208,109**	**39,921**	**0**	**283,168**
Changes in foreign exchange rates	487	10,018	3,622	0	14,127
Amortization 2005	5,597	26,939	0	0	32,536
Disposals	(365)	(2,718)	0	0	(3,083)
Transfers	0	0	0	0	0
Amortization per 31/12/2005	**40,857**	**242,348**	**43,543**	**0**	**326,748**
Net book values per 31/12/2005	**20,036**	**115,445**	**42,967**	**3,085**	**181,533**
Net book values per 31/12/2004	**25,033**	**128,207**	**42,002**	**947**	**196,189**

Additions to intangible assets amounting to a total of €7.9m are mainly related to the capitalization of various software products worldwide (ERP systems, field force, laboratory research software, etc.) and the acquisition of various trademarks. A co-marketing license for a cardiovascular drug was acquired for the Swiss market. Advance payments on intangible assets were mainly rendered for the installation and upgrading of various software products.

Amortization of intangible assets over the next few years amounts to:

	('000s)
2006	25,804
2007	23,984
2008	21,614
2009	12,866
2010	10,934

The net book value of intangible assets which are not amortized on a regular basis due to their indefinite useful life (product rights) amounts to €20,321k (2004: €22,176k). These product rights are held by the company's US segment.

18. Investments Accounted for using the Equity Method/Investments and Other Assets

€ ('000s)	Investments in affiliated companies	Investments in associated companies	Long-term securities	Total
Acquisition costs per 31/12/2004	**1,180**	**737**	**16,892**	**18,809**
Changes in foreign exchange rates	0	0	113	113
Additions	0	0	333	333
Disposals	(13)	(609)	(7,452)	(8,074)
Reclassifications	0	0	0	0
Acquisition costs per 31/12/2005	**1,167**	**128**	**9,886**	**11,181**
Depreciation per 31/12/2004	**0**	**0**	**735**	**735**
Changes in foreign exchange rates	0	0	113	113
Depreciation 2005	0	0	0	0
Reclassifications	0	0	0	0
Depreciation per 31/12/2005	**0**	**0**	**848**	**848**
Net book values per 31/12/2005	**1,167**	**128**	**9,038**	**10,333**
Net book values per 31/12/2004	**1,180**	**737**	**16,157**	**18,074**

The HOYER-MADAUS joint venture was terminated at the end of 2004 due to differences in strategic focus which had developed between the joint venture partners SCHWARZ PHARMA Deutschland GmbH and Madaus AG. Within the scope of de facto splitting, the contributed assets were returned to each company respectively. The book values related to the joint venture were transferred to the product licenses taken over by SCHWARZ PHARMA Deutschland GmbH. A partial repayment of capital contributions amounting to €609k was rendered in reporting year 2005. The final liquidation of HOYER-MADAUS GmbH & Co. KG will foreseeably be carried out in 2006.

The balance sheet item "Investments and Other Assets" is broken down as follows:

€ ('000s)	**2005**	**2004**
Investments in affiliated companies	1,167	1,180
Long-term securities	9,038	16,157
Deferred charges	7,320	5,940
Other long-term receivables	2,880	3,610
Investments and other assets	**20,405**	**26,887**

The company possesses neither held-to-maturity securities nor trading securities. Hence all long-term securities are classified as available for sale.

Investments in affiliated companies (€1,167k) relate to shares in nonconsolidated companies which were not included in the consolidation group due to their subordinate significance. The disposal amounting to €13k relates to Hoyer Madaus Verwaltungs-GmbH, likewise dissolved within the scope of dissolving the HOYER-MADAUS GmbH & Co. KG joint venture.

The long-term securities (€9,038k) mainly relate to the following:

1. During fiscal year 2004, SCHWARZ PHARMA Ltd., Ireland, acquired the rights to a new formulation technology from Lipocine Inc., Salt Lake City, USA. In this connection, the company made a 10% equity investment in Lipocine Inc., amounting to $10.4m, with the result that the acquisition costs of this investment, measured using the historical cost method, come to €8,617k. An impairment test was conducted on the investment in 2005, evaluating the key assets (projects) as well as doing comparisons applying the arm's length principle. No indications of an impairment of the investment existed as per 31 December 2005. Hence no corresponding impairment loss was recorded.
2. In addition, in 2000 and 2001, SCHWARZ PHARMA AG acquired a total of 689,804 ordinary shares in Aderis Pharmaceuticals Inc., Richmond, Virginia/USA (previously named Discovery Therapeutics, Inc.) at a total cost of €7,452k. This share package was part of the acquisition price for all rotigotine rights from Aderis Pharmaceuticals Inc. and, as such, was returned in July 2005.
3. Furthermore, the German SCHWARZ PHARMA companies possess other financial investments and long-term fund units for the purpose of hedging various pension obligations (€421k).

The deferred charges and other long-term receivables totaling €10,200k mainly relate to fund units held in connection with pension commitments in Germany and employee savings plans (deferred compensation plans) in the USA. These items also include the fair-value measurement of long-term interest rate derivatives and various long-term prepayments.

19. Deferred Tax Assets/Liabilities

The deferred tax assets/liabilities are related to:

	2005		2004	
€ ('000s)	**Assets**	**Liabilities**	**Assets**	**Liabilities**
Inventories	6,326	234	10,495	192
Property, plant and equipment	268	7,774	230	7,943
Intangible assets	56,393	3,318	22,911	3,802
Tax losses carried forward	42,293	0	56,161	0
Liabilities	0	51,095	0	69,643
Employee benefits	1,794	0	2,255	0
Other provisions	20,042	186	30,244	160
Other	33,011	4,698	29,575	6,597
Total	**160,127**	**67,305**	**151,871**	**88,337**
Deferred taxes, net	**92,822**		**63,534**	

Net deferred taxes are broken down as follows:

€ ('000s)	**2005**	**2004**
Deferred tax assets	92,822	82,986
Deferred tax liabilities	0	(19,452)
Deferred taxes, net	**92,822**	**63,534**

Due to a corporate reorganization within the US group, the USA subgroup achieved a 12-month tax deferral. This enabled a tax refund claim to be set off against current taxes. Simultaneously, an almost equal current deferred tax liability also had to be recorded. This led to significantly higher deferred tax liabilities in excess of the deferred tax assets of the US companies, exceeding the latter by €19,452k. Hence a corresponding deferred tax liability was recorded in the consolidated financial statements of the previous year. In reporting year 2005, this deferred tax liability of the previous year stemming from the USA turned into a current tax liability, in which respect the latter was then set off against existing current tax refund claims. In addition, in the reporting year in the USA, deferred tax assets were recorded to the extent that, after offsetting the deferred tax liabilities against the deferred tax assets, no deferred tax liabilities had to be posted.

Deferred taxes on tax losses are capitalized if the company deems it probable that future taxable profits will be high enough to allow an offset of tax losses not yet used. However, if tax loss carryforwards cannot be used, the corresponding deferred taxes are not recognized.

With the exception of a sum amounting to €2.7m, deferred tax assets were accounted for on all tax loss carryforwards, since a future offset against taxable profits is probable. SCHWARZ PHARMA regularly verifies this on the basis of its long-term corporate planning.

Deferred tax assets are recorded if the company deems it probable that the total amount of deferred tax assets can be realized. Correspondingly, as regards loss carryforwards amounting to €7.3m (previous year: €9.3m), deferred tax liabilities amounting to €2.7m (2004: €3.1m) were not capitalized since it is improbable that they will be realized. As regards SCHWARZ PHARMA Produktions-GmbH, due to a change in legal form and the related control and profit-and-loss transfer agreement, the loss carryforward cannot be used to reduce taxation in the medium term. SCHWARZ PHARMA Zhuhai will foreseeably also be unable to use the tax loss carryforwards in the medium term. The loss carryforwards can be used for an indefinite period.

In the year under review and in 2004, no additional write-downs pursuant to IAS 12.56 were recorded since there was no evidence that deferred tax assets can not be utilized.

It was presumed that the undistributed profits of all group affiliates would be permanently reinvested in their operations and, correspondingly, no related deferred tax liabilities were recorded in the reporting year. Undistributed profits subject to withholding tax contributed by foreign affiliates amounted to €276.9m in the year under review (2004: €271.6m). If these profits were to be distributed, this would currently incur an expected tax burden of €19.6m (2004: €19.4m).

In reporting year 2005 and in the previous year, no deferred taxes were directly recognized in shareholders' equity.

In 2005, tax payments rendered amounted to €19.9m and tax refunds came to €11.7m. This corresponds to a net payment of €8.2m (2004: €0.1m).

SCHWARZ PHARMA AG and its affiliates are audited on a regular basis by the respective tax authorities/administrations. In as far as the risks arising in this connection can be quantified with sufficient reliability, the company recognizes provisions at an appropriate level.

In line with the approach used in the current year, the offsetting of deferred taxes was correspondingly adjusted in the previous year.

20. Financial Instruments

Use of financial instruments

SCHWARZ PHARMA is a multinational pharmaceutical enterprise with activities and affiliates in numerous foreign countries. Consequently, by purchasing and selling goods and services and conducting financial transactions in foreign currencies, the company is frequently exposed to currency exchange and interest rate risks.

To minimize SCHWARZ PHARMA's key risk exposures, Corporate Treasury is in charge of corporate risk management with respect to foreign currencies and interest rates. Accordingly, Corporate Treasury transacts the key derivative financial instruments for the purpose of hedging these risks. A risk assessment system (based on a simulation of historical data) is used to quantify the market risks stemming from open positions. In addition to the organizational segregation of dealing, settlement and accounting, regular reporting on open positions and results based on mark-to-market valuations serves to minimize these risks.

Derivative financial instruments used to hedge currency exchange risks are employed to hedge transaction risks and translation risks. Transaction risks arise from changes in value of expected foreign currency cash flows due to exchange rate fluctuations. Translation risks reflect the effects of changes in foreign exchange rates on foreign currency balance sheet items in keeping with accounting policies.

Apart from hedging currency exchange risks, managing interest rate risks is an integral part of the company's risk minimization strategy. Interest rate derivatives continue to exist beyond the reporting date of 31 December.

Fair value of financial instruments

The fair values and book values of all financial instruments on the balance sheet date are as follows:

	2005		2004	
€ ('000s)	Book value	Fair value	Book value	Fair value
FINANCIAL INSTRUMENTS				
Assets				
Investments	10,205	10,205	17,337	17,337
Trade receivables	161,377	161,377	142,882	142,882
Cash and cash equivalents	206,009	206,009	184,424	184,424
Liabilities				
Current portion of long-term debt	9,935	9,935	15,871	15,871
Long-term debt	12,803	13,247	47,344	52,194
Trade payables	68,202	68,202	45,874	45,874
Derivative financial instruments				
Forward exchange transactions	18	18	144	144
Interest rate swaps	(13)	(13)	96	96
Interest rate caps	395	395	799	799
Options on SCHWARZ PHARMA stock	0	0	3,453	3,453

The item "Investments" does not comprise the "Deferred charges" and "Other long-term receivables" posted in the consolidated balance sheet under "Investments and Other Assets".

The fair value of long-term debt was determined on the basis of future discounted cash flows, allowing for current debt interest rates, exchange rates, and residual maturities.

The item stock options comprises call options on SCHWARZ PHARMA's own stock acquired to hedge transactions related to the various Stock Appreciation Rights Programs (SAR 1999 Plan and SAR 2000 Plan). Since the 1999 and 2000 SAR programs were terminated at the end of the reporting year and all corresponding call options on its own stock were exercised in 2005, no options were recorded as per 31 December 2005.

Derivative financial instruments

To minimize currency exchange risks and interest rate risks, particularly related to balance sheet items, over-the-counter financial instruments (i.e. not traded through an exchange) are also used.

The following table provides a breakdown of derivative financial instruments showing nominal values and book values of the corresponding transactions on the respective key dates 31 December 2005 and 2004:

	2005		2004	
€ ('000s)	Nominal value	Book value	Nominal value	Book value
CURRENCY HEDGING				
Forward exchange transactions	212,268	18	10,405	144
INTEREST RATE HEDGING				
Interest rate swaps	25,000	(13)	25,000	96
Interest rate caps	50,000	395	50,000	799
PROFIT HEDGING				
Options on SCHWARZ PHARMA stock	–	–	–	3,453
Total	**287,268**	**400**	**85,405**	**4,492**

Measurement of derivative financial instruments

With respect to the currency hedging of balance sheet items, the underlying transactions are defined as the net balance of receivables and payables. Foreign currency balance sheet items were 96% hedged on 31 December 2005. Around 99% thereof was related to US dollars.

Hedging instruments are measured at market price (fair value), using reference prices (e.g. ECB reference prices), or using recognized valuation methods (e.g. Black-Scholes option price model). Fair value changes are posted in the balance sheet under "Other receivables and assets" or under "Other liabilities".

Fair value changes are recognized in income under "Other income/expenses". Such income items or expenses are offset by corresponding converse effects arising from the measurement of the underlying balance sheet items.

Fair value changes of derivatives used to manage interest rate risks are recognized in interest income/expense. In addition to two long term interest rate caps with residual maturities of over seven years, interest rate swaps are also used to hedge interest rate risks.

The fair value of call options on SCHWARZ PHARMA's own stock used to hedge the profit effects arising from the stock appreciation rights programs is calculating using a binominal model. The fair value of these options is posted under "Other receivables and assets". Changes resulting from fair value fluctuations are recognized in income and are posted in Personnel expenses. The SAR 1999 Plan and the SAR 2000 Plan expired as per 31 August 2005 and as per 31 December 2005 respectively. All call options on the own stock were thus exercised by the end of 2005. Consequently, no call options on the own stock were recorded on the balance sheet date in 2005 (in contrast to 2004).

The positive fair value of financial derivatives poses a credit risk. In order to minimize this credit risk, investments and derivative transactions are only transacted with debtors and banks possessing an impeccable credit rating.

21. Employee Benefits

Pension benefits

The company operates various non-contributory defined benefit plans available to certain entitled employees, including certain groups of people abroad. The majority of these pension plans provide benefits at a predetermined level, depending on the entitled employees' respective length of service with the company. The company only accepts contributions to the pension plans in cases where this is required by law or where this creates tax benefits, or if such contributions are in keeping with local customs.

The company also supports defined contribution plans and participates in state-sponsored pension schemes in several countries.

A Defined benefit plans

1. German pension plan up to 2000

At the end of June 2000, the company terminated the previously operated pension plan for the German group companies and replaced this with a new pension concept. The pension provisions for all employees entitled under the previous plan were frozen at that time. The pension benefits still to be provided under this plan will be duly fulfilled when the pension conditions of the plan are met.

The future expected pension payments to employees as per 31 December 2005 are:

€ ('000s)	
In fiscal year 2006	1,221
In fiscal year 2007	1,255
In fiscal year 2008	1,266
In fiscal year 2009	1,270
In fiscal year 2010	1,284
In fiscal years beyond 2010	6,598

2. Deferred compensation plan

USA

SCHWARZ PHARMA's affiliates in the USA have been operating a deferred compensation plan since 1 January 1998, entitling certain executives to pay contributions from salary into this benefit plan so as to build up old-age savings. Under the local legislation, the deferred compensation plan creates no tax benefits. Nor does the deferred compensation plan represent an independent accounting entity, so that the plan assets are recognized as assets belonging to the company. However, the saved contributions from salary are paid into a group life insurance policy taken out by the company. Within the scope of this insurance policy, employees may make an individual choice between various investment forms. The returns on these investments are credited to the respective employee accounts.

Allocation of this deferred compensation plan incurred expenses of €1.1m in 2005 (2004: €2.1m). As per 31 December 2005 and 2004, €6.1m and €5.0m were respectively posted as "Other non-current liabilities" in respect of the deferred compensation plan.

Germany

SCHWARZ PHARMA AG also initiated a deferred compensation plan as per 1 January 2002. This deferred compensation plan is for all employees who, after taking into account all waivers of remuneration, still have a salary which exceeds the contribution assessment limit for statutory pension insurance. The capital contributions rendered by employees are currently paid into equity funds and bond funds. Due to the longer-term investment horizon (old-age provisions), equity funds are currently overweighted. The investment policy is reviewed by an investment committee on a semi-annual basis. Annually earned capital gains, interest income, and other income serve to increase the paid-in pensions capital which is guaranteed by the company.

The fund assets, which serve as a liability cover for the pension commitments and which mainly stem from capital contributions paid in by employees, were allocated to a so-called Contractual Trust Arrangement (CTA) in fiscal year 2004. The assets were allocated to an independent legal entity specifically founded for this purpose, SCHWARZ PHARMA Pension Trust e.V., Monheim, which acts as the trustee. The assets were transferred on the condition that they may only be used to finance the direct pension commitments of the involved carrier companies arising under the deferred compensation plan. Under the implemented CTA model, entitled employees still keep their direct claim against the carrier companies of the SCHWARZ PHARMA Group in the event of a claim.

Employees paid contributions of €589k into the plan in 2005 (2004: €471k). An overfunding of the pension commitments amounting to €1,549k existed as per 31 December 2005 (2004: €658k). This was not capitalized as other long-term assets in the year under review, since these plan assets are attributable to the employees and the company can therefore not freely dispose of them (limitations under IAS 19.58b and IAS 19.59).

The item **"Employee benefits"** in the balance sheet can be broken down as follows, showing the various plans and similar obligations:

€ ('000s)	2005	2004
Pension obligations under German pension plan up to 2000	23,006	22,511
Obligations similar to pension commitments	431	410
Employee benefits and similar obligations	**23,437**	**22,921**

The "Obligations similar to pension commitments" are obligations that do not fall under the definition of defined benefit plans pursuant to IAS 19. Such obligations similar to pension commitments are recorded at the affiliates in Poland, France, and Korea.

The situation of the defined benefit plans in Germany was as follows on the respective key dates:

€ ('000s)	2005	2004
Changes in pension obligations		
Pension obligations on 1 January	25,938	23,033
Service cost	374	401
Interest cost	1,315	1,227
Adjustments	25	785
Actuarial (gains)/losses	6,276	1,633
Additions to consolidation group	0	0
Disposals from consolidation group	0	0
Benefits paid	(1,188)	(1,141)
Dissolution of pension plan	0	0
Pension obligations on 31 December	**32,740**	**25,938**
Changes in plan assets		
Fair value of plan assets on 1 January	1,637	0
Adjustments	0	0
Expected returns on plan assets	77	31
Actuarial (gains)/losses on plan assets	194	56
Employer's contributions	579	1,550
Change in accounting policy	0	0
Payouts	(33)	0
Fair value of plan assets on 31 December	2,454	1,637
Funded status	**(30,286)**	**(24,301)**
Unrealized net actuarial (gains)/losses	7,675	1,545
Unrecognized asset due to limitation (IAS 19.58)	(1,549)	(950)
Unrecognized prior service costs	723	785
Net balance	**(23,437)**	**(22,629)**

The following table shows the underlying actuarial assumptions for the defined benefit plans on 31 December respectively:

Measurement factors	2005	2004
National (German) and other European plans:		
Discounting factor	4.0%	5.2%
Increase in wages and salaries	2.0%	2.0%
Expected return on plan assets	4.0%	4.0%

The following table shows a breakdown of the plan assets of the deferred compensation plan in Germany by individual asset class:

Breakdown of plan assets	2005	2004
Shares	42%	72%
Bonds	20%	28%
Money market investments	38%	0%
Plan assets on 31 December	**100%**	**100%**

The investments in plan assets are intended to hedge the future expected cash outflows related to pension obligations by realizing long-term returns on the investment portfolio. The composition of plan assets is therefore geared both to the maturity of the pension obligations to be hedged as well as to the sustainability of returns.

B Defined contribution plans

1. German pension plan

A new pension plan was introduced in Germany on 1 July 2000, covering the majority of all employees. In this respect, there are two different models, one for pay-scale employees/field force employees and the other for non-pay-scale employees. The new plan provides company pension benefits via a group provident fund that is established as an independent company. The provident fund is obliged to take out individual pension liability insurance policies for each entitled employee in order to secure future pension payments from the provident fund.

In the case of pay-scale employees/field force employees, the company contributes 0.75% of each employee's basic gross pay to the plan (pension contribution 1). In addition, the employee can pay in his capital accumulation benefits as his own contribution to the plan (pension contribution 2). In as far as employees pay pension contribution 2, the company contributes an additional equal amount, though predetermined maximum limits may not be exceeded. If pension contribution 2 has already been used, members may freely choose to waive parts, or all, of their vacation allowance and pay this sum into the plan (pension contribution 3). Pension contribution 3 is supported by 13% of the vacation allowance so used by the employee. Only if pension contribution 3 has been fully used up, a further own contribution can be effected via the end-of-year payment (pension contribution 4). All contributions paid into the plan immediately become vested (i.e. non-forfeitable).

In the case of non-pay-scale employees, there is merely a difference with respect to pension contribution 3: members are free to pay an additional amount into the plan in excess of pension contributions 1 and 2 and amounting to up to 4% of their basic gross pay. Here again, all contributions paid into the plan immediately become vested.

On reaching a certain pensionable age, an employee may choose between three payout forms. The pension benefit can be paid out as a one-time capital amount, in three to five installments, or as a monthly pension. The pension benefit amount is based on the actuarial conversion of the respective pension contribution within the scope of the pension liability insurance policy.

2. Employee capital accumulation benefits ("401(k) plan")

SCHWARZ PHARMA's affiliates in the USA also operate a defined contribution plan, basically covering all employees in the USA. Employees entitled to a pension may pay part of their income into a so-called "401(k)" savings function of the pension plan. SCHWARZ PHARMA contributes an additional 50% of the first 6% of annual employee contributions as a supplement. According to the group's corporate management in the USA, SCHWARZ PHARMA can pay additional profit-dependent supplements into the pension plan at their discretion.

In 2005 and 2004, SCHWARZ PHARMA paid employee supplements amounting to around €1,261k in 2005 and €896k in the previous year. The company's corporate management in the USA approved of additional, discretionary supplementary payments rendered by the company, amounting to €2,993k in 2005 and €2,920k in 2004.

Net periodic pension cost for the defined benefit and defined contribution plans for the respective fiscal years are broken down as follows:

€ ('000s)	2005	2004
Pension cost for defined benefit plans		
Service cost	374	401
Interest cost	1,315	1,227
Returns on plan assets	(77)	(31)
Amortization of unrealized (gains)/losses	8	4
Amortization of unrecognized prior service costs	63	0
Net pension cost for defined benefit plans	**1,683**	**1,601**
Pension cost for defined contribution plans	6,076	5,594
Net periodic pension cost	**7,759**	**7,195**

22. Liabilities due to Banks and Credit Arrangements

The breakdown of liabilities due to banks on the key date was as follows:

€ ('000s)	2005 Long-term	2005 Current portion	2004 Long-term	2004 Current portion
Germany:				
Bank loans	9,970	9,500	44,327	12,000
Abroad:				
Bank loans	0	0	0	3,410
Government loans	2,833	435	3,017	461
	12,803	**9,935**	**47,344**	**15,871**

The weighted average interest rate for liabilities due to banks amounted to 5.6% (2004: 6.1%). The credit agreements were based on fixed interest rates. The resultant interest rate risk was mitigated by an interest rate swap. All financing facilities will fall due in 2006 and 2007. The interest rate risk regarding a possible follow-up financing facility was mitigated by transacting an interest rate cap.

Foreign currency liabilities due to banks (US $) came to €0m at the end of 2005 (2004: €3.3m). No liabilities due to banks were secured by mortgage.

Debts due in the next five years and later were as follows as per 31 December 2005:

Nominal amounts in € ('000s)	
In fiscal year 2006	9,935
In fiscal year 2007	10,514
In fiscal year 2008	544
In fiscal year 2009	577
In fiscal year 2010	450
In fiscal years beyond 2010	718

SCHWARZ PHARMA has concluded credit line agreements with German and foreign banks in a total amount of €311.3m (2004: €186.0m) which had not yet been utilized as per 31 December 2005. The corresponding interest payment commitments are determined by the respective terms of the credit agreements and depend on the prevailing market conditions.

In December 2005, the majority of existing bilateral credit lines were transformed into a syndicated credit line within the scope of a refinancing measure. The syndicated credit line amounts to €275m and has a duration of five years. The interest rate depends on the degree of indebtedness, starting with a margin of 0.30% above EURIBOR.

Several agreements impose obligations to observe certain, predefined key indicators or contain other constraints. These include, among other things, limitations on new borrowings, minimum equity, or the observance of various key indicators in connection with debt financing expenses. The company does not expect future borrowings to be negatively affected by the terms of the above agreements.

Short-term loans relate to the use of credit lines. No short-term bank loans were being used as per 31 December 2005. Interest paid to third parties amounted to €6.8m in 2005 and €4.1m in 2004.

23. Other Liabilities

The Other liabilities are broken down as follows:

€ ('000s)	2005	2004
Current liabilities		
Tax	9,000	10,755
Interest	1,484	3,013
Social security contributions	5,455	4,713
Liabilities to employees	2,331	1,668
Leasing	1,274	943
Deferred income (short-term)	594	748
Other	2,965	4,579
Total current liabilities	**23,103**	**26,419**
Non-current liabilities		
Convertible bonds	1,562	1,825
Leasing	1,136	850
Deferred income (long-term)	1,357	590
Other	3,255	1,274
Total non-current liabilities	**7,310**	**4,539**

24. Provisions

€ ('000s)	1/1/2005	Currency changes	Added	Used	Released	31/12/05
Current provisions for						
Tax	6,531	2,194	40,955	(9,726)	(86)	39,868
Personnel	30,777	1,906	24,030	(22,047)	(744)	33,922
Restructuring	6,015	0	0	(2,807)	(2,821)	387
Discounts/Returns	61,091	9,002	17,579	(29,384)	(35)	58,253
Other	68,727	4,580	50,554	(42,988)	(12,665)	68,208
Total current provisions	**173,141**	**17,682**	**133,118**	**(106,952)**	**(16,351)**	**200,638**
Non-current provisions for						
Tax	6,678	0	0	0	(6,678)	0
Personnel	14,920	989	3,445	(2,251)	0	17,103
Discounts/Returns	32,811	5,032	17,083	(17,235)	0	37,691
Other	5,624	76	108	(4,205)	(1,195)	408
Non-current provisions	**60,033**	**6,097**	**20,636**	**(23,691)**	**(7,873)**	**55,202**
TOTAL PROVISIONS	**233,174**	**23,779**	**153,754**	**(130,643)**	**(24,224)**	**255,840**

€ ('000s)	1/1/2004	Currency changes	Added	Used	Released	Changes in consolidation group	31/12/04
Current provisions for							
Tax	28,621	(1,576)	13,228	(33,223)	(519)	0	6,531
Personnel	28,026	(764)	24,667	(18,004)	(3,355)	207	30,777
Restructuring	10,691	0	68	(4,744)	(320)	320	6,015
Discounts/Returns	64,101	(4,478)	8,700	(6,413)	(819)	0	61,091
Other	77,668	(3,438)	49,319	(51,539)	(3,303)	20	68,727
Total current provisions	**209,107**	**(10,256)**	**95,982**	**(113,923)**	**(8,316)**	**547**	**173,141**
Non-current provisions for							
Tax	6,678	0	0	0	0	0	6,678
Personnel	13,038	(290)	4,320	(2,314)	(188)	354	14,920
Discounts/Returns	53,200	(3,895)	19,361	(7,935)	(27,920)	0	32,811
Other	5,940	(40)	171	(447)	0	0	5,624
Non-current provisions	**78,856**	**(4,225)**	**23,852**	**(10,696)**	**(28,108)**	**354**	**60,033**
TOTAL PROVISIONS	**287,963**	**(14,481)**	**119,834**	**(124,619)**	**(36,424)**	**901**	**233,174**

The **other current provisions** mainly comprise provisions for outstanding invoices and invoices under review. In addition, this item contains omeprazole-related provisions for the profit participation of competitors Genpharm and Andrx in the USA, provisions for licenses, legal disputes, and various other matters.

In 2004, the "Additions from changes in consolidation" reflect the take-over of provisions on termination of the HOYER-MADAUS joint venture.

25. Shareholders' Equity

Common stock

The common stock of SCHWARZ PHARMA AG as per 31 December 2005 comes to €60,926,326.50 (2004: €60.235.358,30) and is divided into 46,866,405 no-par-value shares (2004: 46,334,891 shares).

Authorized capital and contingent capital

The Executive Board is authorized, until 10 May 2010 and subject to the approval of the Supervisory Board, to increase the capital stock of the company once or several times by issuing new, no-par-value bearer shares in return for cash contributions or non-cash contributions up to a total of €29,302,000 (authorized capital), where each issue of shares may take the form of common stock and/or non-voting preferred stock.

The stockholders are to be granted subscription rights. However, the Executive Board is authorized, subject to the approval of the Supervisory Board, to exclude the subscription rights of the stockholders

- if the new shares are issued to the employees of the company or its affiliate companies
- if the one-time or multiple increase of capital stock in return for cash contributions does not exceed a limit of 10% of the capital stock of the company and the issue price of the new share does not fall substantially below the stock market price of already listed shares at the time the issue price is determined
- if the increase in capital stock is made in return for non-cash contributions
- when this is required in order to sufficiently grant holders of option and conversion rights a subscription right according to the issued option or conversion rights to the same extent to which they would be entitled on exercising their respective option or conversion rights.

The Executive Board is also authorized to issue new shares from authorized capital to employees of the company or an affiliate company.

The capital stock is subject to a contingent increase by up to €20,800,000, divided into a maximum of 16,000,000 no-par-value bearer shares (Contingent Capital 2002). This contingent capital increase will only be conducted to the extent that holders of convertible bonds and/or bonds with warrants issued by the company in return for cash up to 14 May 2007 by authorization of the Annual General Meeting of 15 May 2002 exercise their conversion rights or warrants.

The capital stock of the company is subject to a contingent increase by up to €4,160,000, divided into a maximum of 3,200,000 no-par-value bearer shares, through the issuance of new shares (Contingent Capital 2000). This contingent capital increase will only be carried out to the extent that the holders of convertible bonds issued by SCHWARZ PHARMA AG by authorization of Annual General Meeting on 10 May 2000 exercise their conversion rights with respect to new shares and that these conversion rights, at the discretion of the company, are not fulfilled by issuing treasury stock.

The capital stock is subject to a contingent increase by up to €4,420,000 through issuance of a maximum of 3,400,000 no-par-value bearer shares having an individual share value proportionate to the capital stock of the company of €1.30 (Contingent Capital 2003). Contingent Capital 2003 serves the exclusive purpose of fulfilling those warrants issued to holders by authorization of the Annual General Meeting on 13 May 2003. This contingent capital increase is only to be conducted to the extent that warrants are issued, the warrant holders exercise their rights, and the company does not fulfill the warrants by transferring treasury stock or in return for cash payment.

Capital reserves

The capital reserves comprise those amounts realized in excess of the nominal value of issued shares and bonds with warrants.

Net income and retained earnings

This item represents the consolidated net result for the fiscal year net of minorities and amounts realized in the past.

The Executive Board and the Supervisory Board propose a dividend payout of €0.20 per share. In relation to the capital stock of SCHWARZ PHARMA AG amounting to €60,926k, this corresponds to a total payout of €9,373k net of the amount of €92k related to 462,440 treasury shares held by SCHWARZ PHARMA AG which, pursuant to Section 71 b of the German Stock Corporation Act (AktG), is to be excluded from the payout. Hence the payout comes to a total of €9,281k.

Treasury stock

The company held 462,440 treasury shares in fiscal year 2005 (2004: 471,860 shares). 9,420 treasury shares were used for the purpose of issuing employee shares. Employees holding subscription rights were offered the share at a price of €46.03.

This treasury stock is posted on a separate line under Shareholders' equity and reduces both the subscribed capital and the capital reserves.

The total numbers of shares existing on the respective key dates are as follows:

Expressed in numbers of shares	**2005**	2004
Maximum number of shares from authorized capital	**22,540,000**	22,540,000
Maximum number of shares from contingent capital	**22,600,000**	22,600,000
Outstanding shares	**46,403,965**	45,863,031
Treasury stock	**462,440**	471,860
Shares issued	**46,866,405**	46,334,891

The change in outstanding shares from 1 January to 31 December is as follows (all data expressed in numbers of shares):

Expressed in numbers of shares	**2005**	2004
Shares outstanding on 1 January	**45,863,031**	45,351,700
Redemption of Treasury stock	**0**	0
Issuance of Treasury stock to employees	**9,420**	9,720
Conversion of warrant rights	**531,514**	501,611
Shares outstanding on 31 December	**46,403,965**	45,863,031

Minority interests

The adjustment item comprises third party equity interests in our joint venture in Zhuhai, China.

Other comprehensive income (loss)

The item "Other comprehensive income (loss)" is shown as follows for the fiscal year 2005:

€ ('000s)	Currency translation differences	Other comprehensive income (loss)
Status on 1/1/2005	(61,829)	(61,829)
Change	60,968	60,968
Status on 31/12/2005	**(861)**	**(861)**

The currency translation differences mainly relate to euro exchange rate fluctuations against the US dollar. The latter is thus almost at the historic low of the first time consolidation of the US companies.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

26. Cash and cash equivalents

The company considers all liquid funds with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash at bank and in hand, fixed-term deposits, and bearer bonds. These are posted at nominal value or at acquisition cost, approximating their current value or fair value on the respective key dates.

27. Interest and Tax Payments

The following cash inflows/outflows related to interest and tax occurred in the fiscal years 2004 and 2005.

€ ('000s)	**2005**	2004
Cash outflows related to:		
Taxes on income	**19,914**	10,104
Interest	**6,776**	4,094
Cash inflows related to:		
Taxes on income	**11,700**	9,981
Interest	**4,799**	3,835

OTHER INFORMATION

28. Segment Reporting

The SCHWARZ PHARMA Group provides segment information pursuant to the provisions of IAS 14. Pursuant to IAS 14.26, the dominant source and nature of an enterprise's risks and returns govern whether its primary segment reporting format will be business segments or geographical segments. The accounting methods used in segment reporting on geographical segments and business segments are the same as those described in the group's accounting policies (cf. No. 3 of the notes to the consolidated financial statements).

Since the risks and returns are regionally very different in the various market segments in which SCHWARZ PHARMA has business activities, SCHWARZ PHARMA's primary segment reporting format is geographical segments and its secondary segment reporting format is business segments. The **primary segments** are hence as follows:

Germany – This segment comprises the company's production and sales units in Germany. It also comprises the German part of the "BIOSCIENCES" research and development area and the holding function of SCHWARZ PHARMA AG.

Europe (ex-Germany) – The activities of this segment lie in the production and marketing of pharmaceutical products in all therapeutical areas, including local research and development activities in Europe.

USA – This segment also focuses on the production and marketing of SCHWARZ PHARMA products, its activities being focused on the North American market. This segment also comprises the research and development activities of SCHWARZ BIOSCIENCES Inc., Research Triangle Park, North Carolina, USA.

Asia – The production and marketing activities on the Asian markets are shown in this segment. In addition, several companies are concerned with research and development activities for their respective local markets.

Furthermore, IAS 14 requires that information is furnished on **business segments (secondary segments).** These are determined on the basis of the main functions within the group – namely production, marketing and distribution, research and development, and holding functions.

Other non-cash expenses (income) comprise pension expenses, value adjustments of receivables and payables in foreign currencies, and fair value adjustments related to the company's hedging transactions.

Corporate assets comprise cash and cash equivalents, securities, and long-term financial investments. These assets are allocated to the administration area on the assumption that they are available to the entire SCHWARZ PHARMA Group, regardless of the specific segment to which they belong.

The **non-current assets** comprise tangible assets, intangible assets, investments accounted for using the equity method, and other long-term assets. They do not include long-term financial investments.

Investments – and likewise "depreciation and amortization" – relate to both tangible assets and intangible assets. However, additions to tangible assets do not include any additions from changes in consolidation and changes in foreign exchange rates.

The **segment liabilities** comprise all liabilities and provisions, net of financial and leasing liabilities, within the SCHWARZ PHARMA Group.

This leads to the following segment information by geographic area:

Primary Segment Reporting by Geographic Area

€ ('000s)	2005	2004
Net sales		
Germany	378,492	344,479
Europe – ex Germany	231,492	268,674
USA	433,432	402,855
Asia	34,954	31,033
Inter-segment sales	(87,798)	(100,394)
Total net sales	**990,572**	**946,647**
Operating result		
Germany	44,463	(15,653)
Europe – ex Germany	(105,487)	(35,039)
USA	27,415	63,331
Asia	9,463	11,617
Elimination of inter-segment income/expense	7,188	(8,456)
Operating result, total	**(16,958)**	**15,800**
Impairment of assets pursuant to IAS 36		
Germany	(545)	0
Europe – ex Germany	(524)	0
USA	(4,991)	0
Asia	0	0
Impairment of assets pursuant to IAS 36, total	**(6,060)**	**0**
Interest result		
Germany	(3,385)	(684)
Europe – ex Germany	(8,615)	(5,408)
USA	10,799	3,644
Asia	45	107
Inter-segment net interest income/loss	25	5
Interest result	**(1,131)**	**(2,336)**

€ ('000s)	2005	2004
Income/loss from investments accounted for using the equity method		
Germany	585	1,465
Europe – ex Germany	0	0
USA	0	0
Asia	0	0
Total income/loss from investments accounted for using the equity method	**585**	**1,465**
Taxes on income		
Germany	(27,142)	4,350
Europe – ex Germany	6,868	406
USA	(12,591)	(23,859)
Asia	(269)	52
Taxes on consolidation measures	(2,868)	3,298
Taxes on income, total	**(36,002)**	**(15,753)**
Non-cash (expenses)/income		
Germany	(1,785)	(6,670)
Europe – ex Germany	(3,429)	5,442
USA	(4,319)	(3,814)
Asia	(563)	0
Consolidation effects	(264)	111
Non-cash (expenses)/income	**(10,360)**	**(4,931)**
Goodwill		
Germany	0	0
Europe – ex Germany	35,710	35,710
USA	7,257	6,292
Asia	0	0
Goodwill, total	**42,967**	**42,002**
Total assets		
Germany	369,789	307,982
Europe – ex Germany	311,464	240,952
USA	294,152	300,603
Asia	14,388	13,614
Elimination of inter-segment assets	(264,948)	(121,014)
Corporate assets	216,214	201,761
Total assets, net	**941,059**	**943,898**

€ ('000s)	2005	2004
Non-current assets		
Germany	116,112	123,304
Europe – ex Germany	105,777	108,524
USA	131,743	125,338
Asia	2,538	2,211
Total non-current assets	**356,170**	**359,377**
Investments		
Germany	11,116	11,054
Europe – ex Germany	16,697	8,653
USA	9,107	5,217
Asia	527	114
Total investments	**37,447**	**25,038**
Depreciation and amortization		
Germany	18,996	18,051
Europe – ex Germany	15,531	16,797
USA	20,667	17,412
Asia	673	612
Total depreciation and amortization	**55,867**	**52,872**
Liabilities		
Germany	135,614	153,896
Europe – ex Germany	117,219	130,018
USA	256,812	179,158
Asia	11,240	11,627
Elimination of inter-segment liabilities	(146,545)	(125,937)
Total liabilities	**374,340**	**348,762**

Secondary Segment Reporting by Business Segments

The following table shows select financial information by business segments on the respective reporting dates of 31 December:

€ ('000s)	2005	2004
Net sales		
Marketing and distribution	956,111	926,461
Production	34,461	20,186
Research and development	0	0
Holding	0	0
Total net sales	**990,572**	**946,647**
Total assets		
Marketing and distribution	354,903	335,109
Production	209,265	183,108
Research and development	13,065	13,007
Holding	147,612	210,913
Assets of the administration area	216,214	201,761
Total assets	**941,059**	**943,898**
Non-current assets		
Marketing and distribution	163,088	119,067
Production	121,225	109,700
Research and development	8,552	7,618
Holding	63,305	122,992
Non-current assets	**356,170**	**359,377**
Investments		
Marketing and distribution	4,651	5,103
Production	21,920	13,803
Research and development	3,926	2,911
Holding	6,950	3,221
Total investments	**37,447**	**25,038**

The above overview shows select key data of the group by business segments. All values shown were determined in the same manner as the published consolidated figures. Hence the amounts reported by segments correspond to the consolidated figures.

Sales between the individual regions are reported at original cost plus an appropriate profit markup. No customer accounted for more than 10% of consolidated net sales in 2005 and 2004.

29. Related Party Disclosures

Subsidiaries and affiliates not included in the consolidation group are deemed to be related parties within the meaning of IAS 24. Receivables or payables concerning related parties are recorded under Other assets, Other liabilities, and under Other operating income/expenses (reimbursements of costs). All transactions between the SCHWARZ PHARMA Group and related parties are carried out subject to standard market terms and conditions.

The following table shows transactions with **non-consolidated affiliates:**

€ ('000s)	2005	2004
Receivables from related parties	38	26
Payables to related parties	133	95
Interest expenses paid to related parties	2	2
Interest income from related parties	1	1
Reimbursement of costs (Other operating income/expenses)	561	566
Investments in non-consolidated companies	1,167	1,180

As per 31 December 2005, no provision was recorded for receivables due from non-consolidated subsidiaries/affiliates (provision expenses €0m).

Management members holding key positions are also deemed to be related parties within the meaning of IAS 24. No transactions were concluded between SCHWARZ PHARMA and these management members in fiscal years 2004 and 2005. Nor are any of the above-mentioned balances outstanding with this group of people (cf. also note No. 30).

In addition, members of the Schwarz and Schwarz-Schütte families are also deemed to be related parties, where the latter directly or indirectly held 61% of outstanding shares on the reporting date. No transactions – with the exception of reportable securities transactions – were conducted between the SCHWARZ PHARMA Group and members of the Schwarz and Schwarz-Schütte families in fiscal year 2004 and 2005.

In the respective fiscal years, SCHWARZ PHARMA AG duly and properly reported all securities transactions conducted by members of the Supervisory Board and Executive Board concerning company shares on the company's internet site (cf. also note No. 32).

30. Executive Board Remuneration System

Basic structure of Executive Board remuneration at SCHWARZ PHARMA AG:
Executive Board remuneration is comprised of a fixed salary plus a variable component. In addition to this, Executive Board members participate in the company's executive stock option programs (ESOP and Stock Appreciation Rights Program 2005 – SAR 2005) (cf. in this regard note No. 5). The variable remuneration component is granted as a profit-related bonus based on the respective previous fiscal year. It is determined by the achievement of personal targets and the achievement of predefined key figures, such as the net result after taxes.

Executive Board remuneration in 2005 is broken down as follows:

€ ('000s)	Fixed	Variable	Total
Patrick Schwarz-Schütte	630	832	1,462
Prof. Dr. Iris Löw-Friedrich	300	385	685
Jürgen Baumann	300	294	594
Detlef Thielgen	300	315	615
Dr. Klaus Veitinger[1]	495	527	1,022
TOTAL	**2,025**	**2,353**	**4,378**

[1] Translation from US dollars to euros at the respective exchange rate determined at the end of the previous month

In addition, the following Stock Appreciation Rights (SAR) and Restricted Stock Units (RSU) were issued in 2005:

Expressed in numbers/units	Issued RSU USA	Issued SAR
Patrick Schwarz-Schütte	–	50,000
Prof. Dr. Iris Löw-Friedrich	–	32,500
Jürgen Baumann	–	32,500
Detlef Thielgen	–	32,500
Dr. Klaus Veitinger	16,824	32,500
TOTAL	**16,824**	**180,000**

The members of the Executive Board converted the following executive stock options (ESOP) and Stock Appreciation Rights (SAR):

Non-cash benefit € ('000s)	Conversion SAR	Conversion ESOP
Patrick Schwarz-Schütte	1,097	–
Prof. Dr. Iris Löw-Friedrich	–	–
Jürgen Baumann	37	642
Detlef Thielgen	–	–
Dr. Klaus Veitinger	–	521
TOTAL	**1,134**	**1,163**

In addition, the remuneration includes defined benefits and benefits in kind. The benefits in kind mainly relate to an accident insurance policy and to taxable amounts determined in compliance with taxation guidelines on the use of company cars.

Provisions for pension obligations due to former members of the Executive Board and company management are set aside in the amount of €4,946k as per 31 December 2005. Current salaries of former members of the Executive Board or company management amounted to €513k in fiscal year 2005. No loans were granted to members of the Executive Board as per the end of the year.

31. Supervisory Board Remuneration System

The remuneration of the Supervisory Board is governed by the articles of incorporation of the company and comprises a fixed remuneration and a variable component related to earnings per share.

Accordingly, members of the Supervisory Board received the following remuneration in 2005:

€ ('000s)	Fixed	Variable	Total
Dr. Winkhaus, Hans-Dietrich[1]	61	–	61
Pfeil, Axel C.[2]	31	–	31
Peddinghaus, Jürgen	15	–	15
Dr. Schwarz, Kurt-Rudolf	15	–	15
Dr. Eaves, Terence	15	–	15
Dr. Hauffe, Rüdiger	15	–	15
Bergmeier, Heinrich, Employee Representative	15	–	15
Severin, Eva, Employee Representative	15	–	15
Worm, Erwin, Employee Representative	15	–	15
TOTAL	**197**	**–**	**197**

[1] Chairman
[2] Deputy Chairman

The members of the Supervisory Board do not participate in the executive stock option programs and the stock appreciation rights programs. Mr. Terence Eaves received payment of €83k for consultancy services outside the scope of his supervisory board duties. Apart from the above, no other remuneration was paid to members of the Supervisory Board for activities outside the scope of their supervisory board duties.

32. Directors' Dealing

Pursuant to Section 15 a of the German Securities Trading Act (WpHG), last amended by the German Investor Protection Improvement Act (AnSVG) of 28 October 2004, securities transactions conducted by executive board and supervisory board members of listed companies involving securities belonging to their own company must be immediately reported and published. In compliance with the above, SCHWARZ PHARMA AG reported all securities transactions conducted by the group of persons concerned involving its company shares on the company's internet site at www.schwarz pharma.com (under "Investor Relations/Corporate Governance") in fiscal years 2004 at 2005.

33. Auditor's Fees

The Supervisory Board of SCHWARZ PHARMA AG commissioned the auditing company Ernst & Young AG to audit the consolidated financial statements by way of a resolution passed by the Annual General Meeting. Ernst & Young received the following worldwide fees:

€ ('000s)	2005
Audit of the consolidated financial statements	693
Other confirmation and measurement services	2
Tax consultancy services	22
Other services	104
Total	821

34. Corporate Governance

Declaration of conformity for fiscal year 2005 pursuant to Section 161 of the German Stock Corporation Act (AktG)

SCHWARZ PHARMA AG submitted the declaration of conformity required under Section 161 of the German Stock Corporation Act (AktG) in March 2005, and has made this permanently available to stockholders on the company's internet site at www.schwarzpharma.com (under "Investor Relations/ Corporate Governance"). In addition to the current declaration and previous declarations of conformity, the company's remuneration report and its Corporate Governance report are also published on the said internet page.

35. Credit Risks

The company regularly reviews the creditworthiness of the contractual parties with which it does business, both in respect of foreign currency transactions and with regard to other agreements. SCHWARZ PHARMA expects no losses which might arise from breaches of contract by the other parties. Given the large circle of customers, the risk of doubtful debt losses with respect to trade receivables is limited. Credit assessments are conducted on a continuous basis to check the financial situation of individual customers; collateral security is usually not required.

36. Financial Liabilities

Finance Leasing

Until 2003, the group companies had concluded permanent leasing contracts for office furnishings and operational equipment which met the finance leasing requirements under IAS/IFRS and which were recorded in tangible assets. Within the course of 2004, various leasing contracts were renegotiated with the result that the leasing contracts for office furnishings and operational equipment are now classified as "operating leasing" items. The leased assets concerned are hence no longer capitalized by the company.

However, the sales force fleet in the USA qualifies as finance leasing and is therefore capitalized in the balance sheet. A sales force fleet of 405 vehicles with an average lease term of 24 months is capitalized as a leased asset as per 31 December 2005. Vehicles are ordered twice a year. The leasing contract does not offer a favorable purchase option at the end of the lease term. Nor is ownership transferred to SCHWARZ PHARMA; however, the leasing contract transfers substantially all the risks and rewards.

The following changes occurred in the book values of finance leased assets as per 31 December:

€ ('000s)	2005	2004
Gross value of company cars	3,903	3,225
Accumulated depreciation	1,952	1,612
Net book value of assets	**1,951**	**1,613**

The future finance leasing obligations as per 31 December respectively amount to:

€ ('000s)	2005	2004
Up to a year	1,322	1,093
Between one and five years	661	546
More than five years	–	–
Future leasing obligations	**1,983**	**1,639**
net of interest	32	26
Present value of future leasing obligations	**1,951**	**1,613**

No contingent rentals were realized in income in connection with this agreement in the reporting year or the previous year.

Operating Leasing

The group companies are lessees with respect to various leasing contracts for company cars, certain operational equipment, office furnishings, and storage facilities. Rental and leasing expenses amounted to around €14,849k in 2005 (2004: €14,966k). Financial commitments also exist with respect to future expansion investments and open purchase orders. These totaled €13,062k as per 31 December 2005 (2004: €15,793k).

The future minimum rental and leasing payments to be paid under the above-described operating leasing contracts as per 31 December 2005 were as follows:

€ ('000s)	
Up to a year	10,004
Between one and five years	25,017
More than five years	4,317
Total	**39,338**

Guarantees and other Commitments

In the previous year, SCHWARZ PHARMA AG had given a "letter of comfort" to a project sponsor of the German state of North Rhine-Westphalia, in which it promised to provide its affiliate SCHWARZ BIOSCIENCES GmbH, Monheim, with the necessary funding to carry out the sponsored project. This commitment no longer existed as per 31 December 2005.

SCHWARZ PHARMA AG has also given a letter of comfort to its affiliate SCHWARZ PHARMA Ltd., United Kingdom, in which it has promised contingent financial aid for the purpose of maintaining the company's business activities in the event that the company has to meet obligations arising from the 1999 Pharmaceutical Price Regulations Scheme (PPRS) to an extent which would otherwise jeopardize the company's ability to continue its business activities.

Furthermore, SCHWARZ PHARMA AG has given a payment guarantee of €3,500k to a lender of its Spanish affiliate CEPA SCHWARZ PHARMA S.L. for the purpose of securing a guarantee credit line. As per 31 December 2005, this credit line had been used to the extent of €3,268k.

SCHWARZ PHARMA AG has also given a letter of comfort to a lender of its Irish affiliate SCHWARZ PHARMA Ltd., in which it has promised that SCHWARZ PHARMA AG holds 100% of the shares in the Irish company and that it will, if necessary, provide financial aid for the purpose of maintaining the company's ability to continue its business activities. As per the reporting date, the guarantee credit line had not been used.

In addition, SCHWARZ PHARMA AG has also given a letter of comfort to its affiliate SCHWARZ PHARMA GmbH, Vienna/Austria, in which it has promised to fulfill obligations arising under a concluded marketing and distribution agreement with respect to a third party.

37. Contingent Liabilities

The group companies are involved in various litigations which have come about within the ordinary course of business. These include patents disputes and labor law disputes. The group companies enjoy statutory insurance cover to the extent of predefined insurance amounts with respect to health care, employers' liability insurance, and in some countries for product liability. In addition, the group companies enjoy insurance cover for various risks via insurance policies taken out with independent insurance companies. SCHWARZ PHARMA regularly reviews the possible outcome of pending proceedings and the corresponding expected expenses, the availability and sufficient cover for such claims provided by existing insurance policies, and the correct measurement of provisions set aside for uncovered risks.

The outcome of pending proceedings cannot be predicted with certainty. In this respect, please refer to the comments on risk management.

SCHWARZ PHARMA AG and all affiliates within the SCHWARZ PHARMA Group are audited on a regular basis by the respective tax authorities/administrations. In as far as the risks arising in this connection can be quantified, the company creates provisions on an appropriate scale.

38. Events after the Balance Sheet Date

Apart from the above-mentioned facts and circumstances, no events of any significance occurred after the balance sheet date which might have a material impact on the assets situation, financial situation, and earnings situation of SCHWARZ PHARMA and the risk assessment of the group.

Monheim, February 2006

Patrick Schwarz-Schütte
Detlef Thielgen
Jürgen Baumann
Dr. Klaus Veitinger
Prof. Dr. Iris Löw-Friedrich

MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)

Description of the company's business activities and general economic conditions

I. Business activities

The SCHWARZ PHARMA Group is a pharmaceutical enterprise whose activities are focused on research and development, production, marketing and distribution, including the correspondingly required service and administrative activities.

Its research and development activities are concentrated on the clinical development and testing of new drugs in the fields of neurological and urological disorders. The key centers of its activities are Monheim/Germany, Shannon/Ireland, and Durham, North Carolina/USA.

Active ingredients are manufactured in Shannon/Ireland and drugs are produced both in Zwickau and Monheim/Germany, for the European domestic market and for exports abroad, as well as in Seymour, Indiana/USA, serving the American market.

The group has its own distribution companies positioned in the key pharmaceutical markets in Europe, the USA, and Asia (excluding Japan). Its international presence is augmented by license agreements with established distributors in 50 additional countries. SCHWARZ PHARMA currently sells drugs particularly intended for the treatment of cardiovascular and gastrointestinal disorders. The established drugs mostly count among the standard therapies used to treat these disorders. Since the majority of these products have been successfully sold over a long period of time, patent protection no longer exists in most cases.

II. General economic conditions

World economy

Despite a huge increase in oil prices, the world economy proved to be very resilient in 2005, albeit losing some of its momentum from the previous year. Global growth in GDP came to 4.3%, remaining below the level achieved the previous year (5.1%). The primary cause of this weaker economic trend was the drastic rise in world market prices for crude oil, leading to a striking loss of buying power in the importing countries. Nevertheless the negative impact was less dramatic than the record high price quotations led one to expect. It was particularly mitigated by an accelerated return of oil revenues to the industrialized countries. Continuingly favorable financing terms acted as positive economic drivers. Despite a step-by-step raising of key interest rates in the USA, long-term interest rates remained stuck at a very low level, even seen from a historical viewpoint. In the meantime, economic imbalances have become still further entrenched. Expansion of the world economy is mainly driven by the very vigorous Chinese economy and the American economy, whereas particularly in Europe and Japan the economic trend is weaker. Simultaneously divergences increased between the respective balances of trade. The US deficit rose once again. This poses a danger to the world economy since a possible reversal of cash flows could lead to a strong devaluation of the US dollar.

Germany

General economic growth in Germany was still relatively restrained in 2005. A self-fuelling, widespread economic recovery failed to materialize once again. GDP growth in 2005 was largely driven by the strong expansion of exports, whereas domestic demand continued to flag despite an increase in investment activities. However, the positive export trend did not lead to higher employment figures throughout the overall economy. Real domestic demand has been practically stagnant for a year, dampened by the rise in energy prices.

III. Sector trend

The pharmaceutical market continues to be one of the world's growth markets. Innovative products and the demographic trend will continue to fuel such growth in the future. However, this growth momentum is muted by rising health system costs, state-imposed cost-cutting measures, and increased prescriptions of generic drugs, among other things. The competition between market participants is becoming stiffer. At the same time, the pressure of competitiveness on pharmaceutical business locations is growing.

Internationally speaking, the German pharmaceutical industry has fallen behind the world leaders. Although Germany is the largest European sales market for the pharmaceutical industry and takes third place worldwide, today's world market for pharmaceuticals is dominated by big US and UK corporations. Germany is also continuing to lose ground as a place for research, outdone once again by the USA and the UK. Increasing state interventions put a considerable burden on pharmaceutical producers and ultimately lead to a migration of multinational pharmaceutical companies to foreign locations.

IV. Health policy conditions

Basically speaking, as in the previous year, the worldwide trend of increasing interventions by national legislators in the state-controlled health care systems continued into the year under review. This again had a negative effect on the margins of key sales drivers in Europe. Particularly hard hit in the year under review were France, Italy, Spain, and the UK. In Germany, too, the financial situation faced by the statutory health insurance funds prompted the German federal government to introduce additional measures to prevent a rise in the total expenditure for medicines.

Comments to the consolidated income statement

The consolidated income statement shows the development of the earnings situation of the SCHWARZ PHARMA Group over the last two years.

Net sales

The SCHWARZ PHARMA Group achieved net sales of €990.6m in fiscal year 2005, marking an increase of 4.6% over 2004. A decline in sales by 36.7% to €946.6m had been recorded the previous year.

Changes in foreign exchange rates increased sales by €3.7m in 2005 and reduced sales by €44.0m in 2004. After adjusting for exchange rates effects, group sales would have increased by 4.3% to €986.9m (instead of an effective increase of 4.6%).

Sales in its international business rose by 4.9 % to €758.3m (2004: –43.6%).

The foreign contribution to group sales came to 76.6% in 2005 (2004: 76.3%). 57.1% thereof was attributable to the USA (2004: 55.7%), 38.3% to Europe (2004: 40.0%), and 4.6 % to Asia (2004: 4.3%).

USA

US sales rose by 7.5% to €433.2m in the year under review (2004: 402.9m) or by 7.6% to €433.3m after adjusting for exchange rate effects. In line with expectations, generic omeprazole sales fell by €44.9m to €184.2m (US$228.8m). Omeprazole sales in 2004 were impacted by the release of a provision for returns amounting to €32.2m. This release was made due to changes on the omeprazole market in the USA.

The decline in generic omeprazole sales was partially compensated by the favorable performance of the gastrointestinal product Glycolax (polyethylenglycol). Here sales increased by 190.9% to €52.2m or US$64.8m. Glycolax was launched on the US market as one of several specialty pharmaceutical products whose particular, innovative formulation and form of administration, e.g. in the form of an orally dissolving tablet, offers the patient an additional benefit.

After Teva stopped sales of its generic moexipril in the fall of 2004, the resultant let-up in competition had a positive impact on the year under review and sales of Univasc (moexipril) rose super proportionally to €27.9m (US$34.6m) after sales of €2.7m (US$3.4m) in 2004.

Other key sales drivers were cardiovascular products such as the calcium antagonist Verelan PM (Verapamil HCL) with sales of €42.0m (–16.9%) or US$52.2m (–16.9%), the combination product Uniretic (moexipril/HCTZ) with sales of €20.5m (+8.8%) or US$25.4m (+8.8%), and the specialty product Trilyte (polyethylenglycol) with sales of €10.7m (+61.5%) or US$13.3m (+61.5%). The new launch of Niravam produced sales of €3.6m (US$4.5m).

Germany

The German distribution companies managed to increase their sales in 2005, despite the dissolution of the HOYER-MADAUS GmbH & Co. KG joint venture at the end of the previous year. After sales of €211.0m in the previous year, sales in the year under review rose by 4.8% to €221.1m.

In the meantime, the concentration on innovative, patented drugs in the company's German product range is continuing to prove a step in the right direction. In the face of a difficult market environment, the actively promoted and patented products produced predominantly double-digit growth rates, proving the company's marketing strength.

The company product with the highest sales growth in Germany is still the gastrointestinal drug Rifun (pantoprazole), which showed an increase in sales of 33.4% to €52.1m. The antiasthmatic drug Atmadisc (salmeterolxinafoate) has turned out to be the second most successful product of SCHWARZ PHARMA Deutschland GmbH, achieving sales of €44.4m (+22.3%) followed by the hypertension drug Provas (valsartan) with sales of €35.2m (+9.6%). Other leading products marketed by the German distribution company are Prostavasin (alprostadil) for treating peripheral arterial occlusive disease and the iron preparation Ferro Sanol, respectively achieving sales of €24.9m (+5.1%) and €13.9m (–1.7%).

France

French sales dipped slightly by 2.4% to €57.6m. In particular, generics competition faced by the key sales driver Seglor (dihydroergotamine) and state intervention in pricing have had a negative impact on large parts of the product portfolio. Sales of the migraine drug Seglor fell by 12.0% year-on-year, amounting to €12.6m in 2005. Other sales drivers were Edex (alprostadil) for treating erectile dysfunction with sales of €10.7m (+38.8%), the gastrointestinal drug Vogalene (metopimazine) with sales of €10.4m (+2.2%), and the hypertension drug Kerlone (betaxolol) with sales of €9.3m (–0.5%).

Italy

Sales in Italy fell distinctly year-on-year, reaching €52.9m (–10.8%). The main causes are continued state-imposed discounts and price cuts which by and large affect the entire product portfolio of SCHWARZ PHARMA Italy. These negative effects are particularly evident in the case of Deponit (glyceroltrinitrate), a transdermal delivery patch for treating angina pectoris, with sales of €13.9m (–6.2%), the cardiovascular drug Clivarina (reviparin-natrium) with sales of €12.0m (–0.1%), and particularly Lorans, a drug for treating anxiety disorders, with sales of €5.0m (–34.8%).

Spain

In Spain, SCHWARZ PHARMA achieved sales of €31.6m after sales of €33.1m in 2004, marking a decline of 4.8%. The Spanish market continues to be marked by state-imposed price cuts and intensive competition from generics. The company's best-selling product, as in 2004, is the antihypertensive drug Miten/Miten Plus (valsartan) with sales of €8.3m (+5.2%), followed by the transdermal delivery patch Cordiplast (glyceroltrinitrate) with sales of €5.0m (+3.3%). The gastrointestinal drug Norpramin (omeprazole) with sales of €3.9m (–5.3%) made it into third place.

United Kingdom

UK sales fell by 11.4% to €28.4m or by 10.6% to £19.4m. This decline is largely caused by generics competition which has affected the key sales drivers, causing a fall in prices. The best-selling product continues to be the analgesic Tylex (paracetamol, codeine) with sales of €9.5m (–15.0%). Dioctyl (docusate sodium), a gastrointestinal drug, showed favorable sales growth of 22.9%, reaching a figure of €6.1m. The third-strongest UK product, Elantan (isosorbidmononitrate) for treating angina pectoris, recorded a drop in sales to €5.4m (–27.3%).

Poland

Polish sales dipped slightly by 0.4% to €25.4m. Positive exchange rate effects almost completely compensated for the 13.0% fall in local-currency-denominated sales. The majority of products sold by the Polish distribution company face drastic competition from generics, causing a decline in sales of its key sales drivers. The best-selling product is the established cardiovascular drug Effox (isosorbidmononitrate) with sales of €8.7m (+4.2%), followed by Cardin (simvastatin), a drug for treating coronary heart diseases, with sales of €6.0m (–8.9%).

Austria, Switzerland

The new distribution units in Austria and Switzerland began their activities in 2005 and contributed €4.6m and €2.5m respectively to group sales. The main sales drivers are Prostavasin (alprostadil) and the group of nitrate products (Isoket, Elantan, Deponit).

Eastern Europe, manufacturing business and licensing business

The "Eastern Europe" segment comprises those Eastern European countries in which SCHWARZ PHARMA has its own representation but no legally independent affiliates of its own (GUS states, Czech Republic, Slovakia, Bulgaria). The segment showed significant sales growth of 48.6%, reaching a figure of €35.5m, in reporting year 2005. A health care reform in Russia led to considerable sales increases since wholesalers and pharmacists were urged by the government to increase their stocks of certain product groups, which included SCHWARZ PHARMA products. Isoket (isosorbiddinitrate) for treating coronary heart disease was by far the best-selling product in this segment, achieving sales of €23.0m (+ 56.8%).

The volume of European contract manufacturing business with third parties declined by 11.1% to €14.5m due to expiring supply contracts.

The licensing business with other countries (Rest of the world) fell by 7.9% to €48.5m. In several countries existing supply contracts concluded with distribution partners were terminated and distribution will now be in the hands of SCHWARZ PHARMA's own affiliates (e.g. Austria and Switzerland). The best-selling products were Deponit (glyceroltrinitrate) and Elantan (isosorbidmononitrate), achieving respective sales of €11.6m (–17.2%) and €11.3m (–19.9%).

Asia

The positive trend in the Asian region that was witnessed in previous fiscal years continued into 2005. SCHWARZ PHARMA achieved a sales increase of 12.6% to €35.0m in the year under review. The key sales contributors were Isoket (isosorbiddinitrate) with sales of €9.2m (+2.6%), Moexipril (moexipril) with sales of €6.7m (+2.5%), and Elantan (isosorbidmononitrate) with sales of €5.9m (+32.1%). SCHWARZ PHARMA has an Asian presence in the following countries: China including Hong Kong and Macao, the Philippines, Korea, Taiwan, Indonesia, Thailand, Singapore, and Malaysia.

The breakdown of sales by region in 2005 is hence as follows:

	Sales	Δ year-on year	Share of total sales
Europe	€522.4m	+ 1.9%	52.7%
(thereof Germany)	*€232.3m*	*+ 3.7%*	*23.4%*
USA	€433.2m	+ 7.5%	43.8%
Asia	€35.0m	+ 12.6%	3.5%
TOTAL	**€990.6m**	**+ 4.6%**	**100.0%**

In 2005, the 25 best-selling products generated 83% of total sales within the SCHWARZ PHARMA Group. The best-selling product continues to be generic omeprazole (gastrointestinal drug) which has been on the US market since December 2002, achieving sales of €184.2m (2004: €229.1m).

Due to the positive sales trend in Eastern Europe, Isoket/Dilatrate (isosorbiddinitrate) with sales of €52.2m, was the second-strongest product. The largest growth in sales, amounting to €34.2m, was achieved by the specialty product Glycolax (polyethylenglycol) which has marketing approval in the USA. Annual sales of this product in the year under review came to €52.2m (+190.9%). An equally high sales volume of €52.1m (+33.4% year-on-year) was achieved by the gastrointestinal drug Rifun (pantoprazole). The antiasthmatic drug Atmadisc (salmeterolxinafoate) with a growth rate of 22.3% and a sales volume of €44.4m, and the modern hypertension drug Provas/Miten (valsartan) with annual sales of €43.6m (+9.0%) have shown a steady growth in sales since their market launch.

Other key sales drivers in 2005 continued to be the cardiovascular drugs within the nitrate group, namely Elantan (isosorbidmononitrate) and Deponit (glyceroltrinitrate patch), with which SCHWARZ PHARMA achieved total sales of €43.3m (–1.4%) and €36.6m (–10.1%) respectively. The high blood pressure drug Univasc/-Femipres (moexipril) showed considerable sales growth, particularly in the USA, increasing by 180.2% to €38.7m. By contrast, the calcium antagonist Verelan PM showed a steep sales decline of €16.9% to €42.0m due to declining marketing activities.

As in the previous year, sales of Prostavasin (alprostadil), a drug for treating peripheral arterial occlusive disease, continued to show a positive trend (€41.2m; +9.2%). The established drug against iron deficiency, Ferro Sanol, performed well against competitive products, contributing €24.8m (+11.7%) to SCHWARZ PHARMA Group sales.

PRODUCTION

Outputs and capacity utilization rates increased year-on-year at all three European manufacturing sites.

In the spring of 2005, active ingredient manufacturing in Shannon was interrupted for eight weeks to allow installation of new exhaust air decontamination systems. To secure market supply, a new shift-work system was introduced immediately afterwards, allowing 24 x 7 production.

The technical side of transferring pharmaceutical production from Shannon to Zwickau was completed in the spring of 2005. The first validation batches of the nitrate product group were manufactured on the transferred machines as of May 2005. Outputs within the Ferro product group were increased due to rising market demand. The company is therefore considering an expansion of capacities in this production segment.

The packaging and distribution business in Monheim increased its output quantity by 17%. This especially improved the capacity utilization rates of the high-performance packaging lines.

Production outlook for 2006

We expect further output increases at all European sites in 2006. Particularly in Eastern Europe, we expect a bigger demand for nitrate products. As regards the Ferro products, we expect continuous increases in demand in already existing markets. In addition to this, new launches in other countries are being planned.

2006 will be marked by the upcoming new launches of the pipeline products. Preparations are underway to ensure the required capacities are available in good time for the planned launch dates.

We tend to see the contract manufacturing business as being in decline. Takeovers in the generics sector will probably lead to a consolidation of existing manufacturing structures, freeing up capacities of many customers and resulting in a shift of production back to customers' own sphere of influence.

Machinery, equipment, and processes

Investments made within the course of 2005 totaled €15.5m. Implementation of a long-term investment program intended to thoroughly modernize buildings, machinery and equipment was begun at the Shannon site. €12.9m was already spent on such investments within the course of 2005. Investments in modernization and capacity expansion measures will also be made at the plants in Monheim and Zwickau in the near future.

Pre-approval inspections have already been conducted, without complaint, by the FDA, the US supervisory body, at the Monheim and Zwickau sites in connection with obtaining marketing approval of the Parkinson's patch rotigotine (Neupro).

The **gross profit on sales** amounted to 67.9% of sales in the year under review (2004: 65.5%). In absolute terms, gross profit improved year-on-year by €52.9m or 8.5% to a level of €672.6m in 2005. This change is mainly attributable to increased sales of high-margin products such as Univasc and Glycolax in the USA. In addition to this, the rise in sales in Eastern Europe was supported by a high-margin product mix. By contrast, state interventions in European pricing and generics competition in many markets had a dampening effect on gross profit.

Selling expenses cover all sales promotion expenses, sales force expenses, and other marketing expenses. In fiscal year 2005, selling expenses – as a percentage of sales – increased to 30.1% (2004: 27.3%). In absolute terms, selling expenses rose by €39.3m to a level of €298.1m. Personnel expenses increased particularly in the USA, since new sales force employees were engaged within the scope of expanding the neurology/CNS sales force lines. In addition, the takeover of the neurology business as a result of the dissolution of the HOYER-MADAUS joint venture at the end of the previous year led to increasing personnel expenses since around 40 employees were taken over. In connection with the upcoming launch of Neupro (rotigotine transdermal patch), preparatory marketing activities were carried out in many affiliates, also leading to a rise in selling expenses.

General and administrative expenses showed a year-on-year increase, rising by 10.9% of sales in 2005 (2004: 9.4%). In absolute terms, administrative expenses increased year-on-year by €18.9m to €108.2m. This was due to increased costs for legal counseling in connection with the lawsuit brought against Teva for infringement of Univasc (moexipril) patents. In addition, there was an increase in the number of administrative employees, particularly in the IT and legal departments (+28), leading to a corresponding rise in personnel expenses. Various executive stock option programs also led to a year-on-year increase in personal expenses. Furthermore, in the previous year the administrative costs were reduced by income from the release of provisions; no such effects were repeated in the year under review.

The **research and development expenses** rose considerably by 30.6% or €60.6m to a level of €258.9m in 2005, marking an all-time high of 26.1% of sales. This was primarily due to the fact that SCHWARZ PHARMA Ltd., Ireland, acquired all future rotigotine royalties from Aderis Pharmaceuticals Inc., USA, in July 2005. In addition to the entire rotigotine rights, the purchase deal also gives SCHWARZ PHARMA rights to possible cash flows from other Aderis assets. This strategic acquisition amounting to €63.3m was also comprised in the research and development costs. These payments are not a consideration for future sales services and instead, by their nature, concern the right to use research results needed to generate future sales of own products. Hence these costs are posted to the functional area "research and development".

Furthermore, the continued speedy progress of the pipeline projects was responsible for the increase in research and development expenses.

More information on the individual research projects is to be found in the sections below.

The worldwide research activities of SCHWARZ PHARMA are comprised in SCHWARZ BIOSCIENCES. The development pipeline currently holds six projects from the urology and neurology fields at various stages of clinical development. Clinical trials have already been completed for the rotigotine transdermal patch for treating Parkinson's disease (currently undergoing marketing approval), and the drug fesoterodine for treating overactive bladder syndrome (submission of marketing applications planned for the first quarter of this year). The compound lacosamide, which SCHWARZ PHARMA is developing both for treating neuropathic pain and epilepsy, and the compound rotigotine, for treating restless legs syndrome (RLS), are undergoing the final phase of clinical development, phase III. The first quarter of this year will see the start of the phase II clinical trial program of a nasal-spray formulation of rotigotine for the acute treatment of symptoms of Parkinson's disease. All projects progressed as planned in 2005.

NEUROLOGY

Rotigotine transdermal system – Parkinson's disease

Neupro (rotigotine transdermal patch) is the first product to leave the innovative development pipeline for which SCHWARZ PHARMA submitted marketing applications to the European and US authorities. In December 2005, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) adopted a positive opinion recommending marketing authorization for Neupro, for the treatment of Parkinson's disease as monotherapy. SCHWARZ PHARMA is expecting official marketing approval for Europe in the first quarter of this year and plans to stage the first market launches shortly thereafter. As per 31 December 2005, the Parkinson's patch was still undergoing the approval process of the FDA in the USA.

Overall, international clinical trials were conducted with the participation of over 1,500 patients with early Parkinson's disease to show the efficacy and tolerability and possible long-term benefits for patients in the early stages of the disease.

Results of a rotigotine phase III trial conducted in Europe, published in December 2005, show that the drug delivery system is also effective in treating patients with advanced stages of Parkinson's disease. This outcome confirms favorable results already obtained from a phase III trial conducted in the USA at the end of 2004.

The development of rotigotine in Japan through the license partner Otsuka Pharma-ceuticals Co. Ltd. is making progress. Phase II trials with the cooperation of Japanese patients with Parkinson's disease began as scheduled in 2005.

Neupro (rotigotine transdermal patch) is a non-ergoline dopamine agonist formulated as a transdermal patch. The patch is applied to the skin once a day and delivers the drug to the body continuously over a 24-hour period. Rotigotine exhibits a promising receptor profile, rapid metabolism, and a low potential of drug-drug interactions. The formulation as a patch allows comfortable once-a-day application and easy handling.

Parkinson's disease (Morbus Parkinson) is a functional disorder of the central nervous system. Approximately 4 million affected patients worldwide suffer from a deficiency of dopamine, a neurotransmitter in the central nervous system which is responsible for the coordination of movement. As a result of this deficiency, those affected can no longer properly control their body movements. Dopamine agonists are used to try to compensate this dopamine deficiency.

Rotigotine – Restless Legs Syndrome (RLS)

Phase II clinical trials were completed in 2004. They confirmed the favorable, dose-dependent efficacy, tolerability and safety of rotigotine in treating RLS. The double-blind and placebo-controlled phase III trial program started in May 2005; all in all around 900 patients are to participate in the trials. First results are planned in the first quarter of 2007.

Restless Legs Syndrome is a frequently occurring nervous disorder which is insufficiently known to many doctors. There are currently no satisfactory therapies available. Up to 10% of the population suffer from this disease, with women being affected more frequently than men. It is characterized by an unpleasant urge to move one's legs, predominantly in the evening and during the night, so preventing a restful sleep. RLS is a chronic, slowly progressive disease which occurs about as frequently as migraine or diabetes.

Rotigotine nasal spray – acute intervention for Parkinson's disease

By developing a nasal spray formulation, SCHWARZ PHARMA seeks to provide an additional way of administering rotigotine. When drugs are applied via the nose and taken up into the body via the mucous membrane, they usually reach the corresponding site of action without further metabolism by the liver. A nasal-spray formulation of rotigotine is therefore well-suited to speedily alleviating acute symptoms of Parkinson's disease. Phase I clinical trials of this formulation on healthy test persons were successfully completed in the spring of 2005. The phase II program will begin in the first quarter of 2006, with results expected in the fourth quarter of the year.

Lacosamide – epilepsy

The phase II trials program for the use of lacosamide in treating epilepsy was successfully completed in the third quarter of 2004. The results of the study show a significant and clinically relevant reduction in the number of epileptic seizurs with a good tolerability profile. International phase III clinical trials already began in May 2004, with the first results being expected in the second quarter of 2006. In addition to oral, twice-a-day therapy, the patients are also to be given an intravenous formulation (also in phase III).

Epilepsy is the umbrella term given to an entire group of hereditable, trauma-related, or organically related diseases. An abnormal increase in activity in the central nervous system produces epileptic seizurs, manifest as a dysfunction of the sensory system, motor functions, emotional state, or objective behavior. All in all around 5 to 8% of the population experience an epileptic seizurs within the course of their lives. If these seizurs occur repeatedly, we speak of epilepsy, a disorder affecting 0.5 to 1.0% of the population. Anti-epileptic drugs serve to prevent epileptic seizurs and are usually administered as a permanent therapy. Lacosamide exhibits a new mechanism of action and is a modern anticonvulsant or anti-epileptic drug.

Lacosamide – diabetic neuropathic pain

In August 2005, SCHWARZ PHARMA reported on the first results of its phase III trial program on the use of lacosamide in treating chronic pain caused by diabetic neuropathy. The US study shows a statistically significant reduction of neuropathic pain with a good tolerability profile. The European study also showed a considerable efficacy of lacosamide with a good tolerability profile, though the results were not statistically significant with respect to the primary variables of "change in pain at start/end of treatment". 90% of patients decided to continue treatment with lacosamide in open-label follow-on trials. Another clinical trial for which patient recruitment was completed at the end of 2005 is expected to report in the second quarter of 2006.

Neuropathic pain is caused by a functional disorder of the central or peripheral nervous system. In contrast to "normal" pain, neuropathic pain does not serve any warning function. Approximately eleven million diabetics suffer from the consequences of diabetic neuropathic pain. Currently there is hardly any help against this kind of pain. Doctors and patients therefore frequently use anti-epileptic drugs to alleviate such pain.

UROLOGY

Fesoterodine – overactive bladder syndrome / urinary incontinence

In April 2005, SCHWARZ PHARMA reported on the successful completion of its phase III fesoterodine program for treating overactive bladder syndrome. The trial results show a statistically significant and clinically relevant improvement of symptoms. This is already the second compound from the company's development pipeline to successfully complete phase III within the last two years. SCHWARZ PHARMA intends to submit the corresponding marketing applications within the first quarter of 2006.

The anti-muscarinic agent fesoterodine is a new compound developed by SCHWARZ PHARMA. The main symptoms of overactive bladder syndrome are urinary frequency and urgency, with or without incontinence. Approximately 10% of the population over the age of 40, for most part women, suffer from this disease. Patients are often subject to social isolation due to the constant need to go to the restroom or even due to wetting themselves. These symptoms are usually treated using anti-muscarinic agents, to which the compound fesoterodine, newly developed by SCHWARZ PHARMA, belongs.

Amortization of intangible assets

Against the previous year, the amortization of intangible assets decreased by 3.6m in reporting year 2005. Various license rights in France and the USA were completely amortized at the end of 2004, with the result that these amortization items were no longer recorded in 2005. At the same time, the amortization of software licenses and newly acquired rights rose only slightly.

Impairment of Assets pursuant to IAS 36

In conducting the prescribed annual impairment tests on products not subject to regular amortization, the need for an adjustment was identified in the case of two product rights belonging to a US affiliate company. An impairment loss pursuant to IAS 36 in the amount of €5.0m was recorded to adjust the book value of the product rights to their fair value. In addition, an impairment loss of €0.5m was recorded by SCHWARZ PHARMA Ltd., Ireland.

The need for another adjustment arose in connection with a product right owned by the group's German distribution company. Due to the license partner's cancellation of the distribution agreement, there was an indication pursuant to IAS 36 that an extraordinary impairment test needed to be carried out. The book value of the product right was no longer realizable and therefore an impairment loss of €0.6m was duly determined and recorded.

No impairment losses pursuant to IAS 36 were required in fiscal year 2004. The impairment test conducted on product rights not subject to regular amortization had given no cause to do so. In addition, there were no indications pursuant to IAS 36 which would have necessitated special impairment tests.

Other income improved by €35.7m to €8.2m in 2005, after expenses of €27.5m in fiscal year 2004. The key influential factors in 2005 were the disposal of a product right belonging to the affiliate SCHWARZ PHARMA S.p.A., Italy, amounting to €9.0m and the receipt of a rotigotine milestone payment from Otsuka Pharmaceuticals Ltd., Tokyo/Japan, amounting to €1.5m. In addition to this, the item "Other income/expenses" includes income from the release of provisions and expenses arising from profit-sharing agreements with Genpharm and Andrx in connection with generic omeprazole. In addition to exchange rate effects, this line also includes profits and losses from asset disposals and other expense/income items.

In 2004, other income/expenses included net income from the sale of the Rifun license right to Altana amounting to €14.9m and a milestone payment from Otsuka Pharmaceuticals Ltd., Tokyo/Japan amounting to €4.1m. It also included positive income contributions of €2.6m from the sale of shares in AXCAN Pharma Inc., Canada. In addition, the item contained profit participations with Genpharm and Andrx in omeprazole sales and settlement costs in the omeprazole lawsuit between the group's US affiliate KUDCo and the companies Mylan Pharmaceuticals Inc. and Esteve Quimica S.A.

Interest result improved from –€2.3m in the previous year to –€1.1m in fiscal year 2005. This improvement was achieved by continuing to reduce long-term borrowings and by efficient management of the constant high level of cash and cash equivalents. SCHWARZ PHARMA uses the positive cash inflows from its operational business to make profitable investments on the capital market. Net interest income/loss in the year under review comprises a one-time expense of –€1.0m arising from early redemption of a long-term loan.

Income/loss from investments dropped to €0.6m in the year under review after €1.6m in the previous year. Income from investments posted in 2005 relates to the winding up of the HOYER-MADAUS GmbH & Co. KG joint venture and mainly reflects the capital compensation claim of SCHWARZ PHARMA Deutschland GmbH provided for in the termination agreement. In addition to this, the item contained dividend proceeds from affiliates not included in consolidation in both respective years.

Taxes on income incurred expenses of €36.0m in reporting year 2005. Despite the negative pre-tax result of €17.5m, there was a significant income tax burden. The key reason for this negative effect was the fact that, in the year under review and in the previous year, the SCHWARZ PHARMA Group achieved profits in countries subject to high rates of taxation whereas losses were incurred in countries with comparatively low tax rates. In addition to this, super proportionally high and non-deductible expenses and negative effects unrelated to the accounting period occurred in fiscal year 2005.

The income tax rate in the previous year came to 104.8%. As in the year under review, this mainly resulted from the distribution of taxable gains and losses between countries with high tax rates and countries with low tax rates. In addition, particularly in several European countries, expenses which were non-deductible from income tax had, if profits were low, a correspondingly stronger negative impact on the tax rate.

The **net result** dropped by €53.3m to –€54.1m in 2005. After adjusting for the acquisition of all rotigotine rights from Aderis Pharmaceuticals Inc., USA, the net result would have amounted to €4.3m, representing a year-on-year increase of €5.1m.

Exchange rate effects served to increase the net result by €0.2m in the year under review. In the previous year, the result was reduced by exchange rate effects of €7.3m. Hence, after adjusting for exchange rate effects, the net result declined by €53.5m in fiscal year 2005.

The pre-tax result in 2004 and 2005 was affected by the following events:

2005

- acquisition of all future rotigotine royalties from Aderis Pharmaceuticals Inc., USA, amounting to €63.3m
- proceeds from the sale of the Folina product right in Italy, amounting to €9.0m
- milestone payment received from Otsuka, Japan, amounting to €1.5m
- successful marketing of Glycolax in the USA

2004

- marketing of generic omeprazole in a highly competitive environment with a declining contribution to earnings
- expenses arising from the settlement of lawsuits amounting to US$50m (€40m)
- net proceeds from the sale of the Rifun product right, amounting to €14.9m
- milestone payment received from Otsuka, Japan, amounting to €4.1m
- further increase in research and development costs by €53.6m to a level of €198.3m

OUTLOOK FOR 2006

Parkinson's patch rotigotine (Neupro®) is SCHWARZ PHARMA's first self-developed medicinal compound to come to market

Following the positive opinion from the European marketing approval authority in December 2005, marketing approval for Europe looks set to come in the first quarter of 2006. Upon receipt of approval, SCHWARZ PHARMA will be able to market Neupro throughout all 25 European Union countries.

The company anticipates submitting US and European marketing applications for use of the compound fesoterodine in treating overactive bladder syndrome at the start of the year. Three other development projects are currently in the last phase of clinical trials, phase III. These are innovative drugs for treating diabetic neuropathic pain, epilepsy, and Restless Legs Syndrome (RLS).

The SCHWARZ PHARMA Group will continue to drive on the further development and marketing of these products forcefully and tirelessly, since they provide the company with significant growth opportunities. These may significantly affect the course of business within the SCHWARZ PHARMA Group over the coming years.

In successfully implementing its corporate strategy, SCHWARZ PHARMA seeks to exploit the opportunity to significantly increase its participation in the future growth of the worldwide pharmaceutical market. According to first estimates, the latter had a value of approximately US$600 billion in 2005. Experts expect growth to be between 5 to 6% over the next five years.

In the new fiscal year 2006, innovative medicines will not be able to fully offset declines in sales caused, in particular, by the declining generic drugs business in the USA and further dampened by state intervention in pricing in Europe. The company therefore expects sales to reach about €900 million.

2006 is the year of the market launch of the Parkinson's patch Neupro® (rotigotine transdermal patch) and the continued progress of the company's development projects. Everywhere the sales organizations are preparing for the upcoming marketing of Neupro. SCHWARZ PHARMA is also expanding its presence throughout Europe by establishing new affiliates. Moreover, three phase III development projects require a continued high research and development budget. Despite the high level of expenditure involved, the company seeks to achieve a break-even net result for 2006.

In the next few years, SCHWARZ PHARMA hopes to return to a significant and sustainable profit level – which naturally hinges on the successful market launches of its development products and also depends on a stable economic environment.

SCHWARZ PHARMA does not anticipate an additional demand for funding in the short term. However, should acquisitions or bigger product purchases create an increased need for funding, the company has sufficient liquid assets and adequate credit lines to fall back on. By way of example,

SCHWARZ PHARMA was granted a multilateral, revolving credit line of €275 million in December 2005. A reasonably substantial demand for funding could also be covered by issuing common stock or non-voting preferred stock or by issuing a US private placement or convertible bonds.

The trend towards state health care reforms, which are marked by interventions in the pharmaceutical market, will continue. This will in turn lead to continually increasing margin pressure in the future, with corresponding implications for the sales and earnings situation of the SCHWARZ PHARMA Group. SCHWARZ PHARMA rises to the challenge of these possible scenarios by continuously seeking greater cost efficiencies and by developing new sales potentials.

COMMENTS TO THE CONSOLIDATED BALANCE SHEET

The consolidated balance sheet shows the asset situation of the company at the end of a fiscal year compared to the previous year. Among other things, it provides information which allows an assessment to be made of the liquidity and financial resources of the company.

Cash and cash equivalents increased from €184.4m as per 31 December 2004 to €206.0m as per 31 December 2005. Despite the payment of €55.5m to Aderis Pharma-ceuticals Inc., USA, for the acquisition of all future rotigotine royalties, this cash outflow was offset by the positive cash inflows from the company's operational business (€67.0m). After adjusting for this payment, the cash inflows from the company's operational business totaled €122.8m in 2005. The cash outflows for all investment activities came to €27.2m in the reporting year, following €27.8m in the previous year. The €9.2m dividend payout to stockholders of SCHWARZ PHARMA AG and the redemption of debt amounting to €40.9m (net) led to further cash outflows, with a cash inflow of €10.5m coming (mainly) from the issuance of new shares as a result of the exercise of stock options by company employees. Currency exchange effects had a positive impact on cash and cash equivalents in the reporting year, amounting to €21.4m (2004: –€9.6m). Hence cash and cash equivalents showed an increase of +11.7%.

Trade receivables increased by €18.5m to €161.4m as per 31 December 2005 (2004: €142.9m). This increase is mainly the result of sustained omeprazole demand in the USA (+€12.5m) and a strong sales trend in the Eastern European segment of SCHWARZ PHARMA AG (receivables +€5.5m).

Inventories increased by €3.6m to €87.3m as per 31 December 2005 (2004: €83.7m). The increase in inventories at SCHWARZ PHARMA Manufacturing in the USA, amounting to €5.7m, is due to currency exchange effects; in local currency the inventories almost remained unchanged. In addition, there was an increase in stocking at SCHWARZ PHARMA AG, Switzerland, since the company now has its own storage facilities (+€1.1m). By contrast, several affiliates reduced their inventories compared to the end of 2004.

Other receivables and assets decreased by €46.0m to €27.2m (2004: €73.2m) in the year under review. This is mainly due to the development of tax receivables which are comprised in this item: tax receivables decreased by €33.4m. This change is attributable to the corporate restructuring of the US subgroup in fiscal year 2004, which led to a one-year tax deferral. As a result of this reorganization, a tax refund claim was recorded in the previous year which was almost offset by a deferred tax liability (tax deferral). In the year under review, the deferred tax liability of the previous year turned into a current tax liability and was offset by existing tax receivables. This considerably reduced tax receivables in the reporting year. Within the scope of the said reorganization, the companies were segregated according to their functions, administration, production, distribution, and marketing. The last mentioned function is also divided up into generic products and patented products. This has prepared the company's US organization for structural changes which will come from the future marketing of products in the development pipeline.

Amounts due from associated companies fell by €3.8m to €0.2m in the year under review. This year-on-year change was due to the dissolution of the HOYER-MADAUS GmbH & Co. KG joint venture.

Other receivables and assets are reduced by €8.8m as a result of the settlement of milestone payments at SCHWARZ PHARMA AG and due to the transaction of hedges recorded in other assets as per 31 December 2004.

Property, plant and equipment increased by 7.5% to €164.3m (2004: –6.0%; €152.9m). By contrast to the previous year, the volume of investments, amounting to €29.6m, exceeded the regular depreciation of €23.3m. Furthermore, the book value of tangible assets was increased by positive exchange rate effects amounting to €7.8m in the year under review. As in the previous year, additions to tangible assets in 2005 were mainly attributable to the expansion of the Irish production site for the purpose of manufacturing active ingredients for the development pipeline projects as well as to investments for completing the pharmaceutical production facilities in Zwickau, Germany. The researching company in the USA, SCHWARZ BIOSCIENCES Inc., moved into a new building due to the increasing number of employees and this necessitated a number of structural alterations and furnishings. In addition, various replacement and expansion investments were made in IT infrastructure (hardware, printers), laboratory equipment, and various small-scale appliances worldwide. Since investments in tangible assets exceeded depreciation and asset disposals (€2.7m), property, plant and equipment increased by €11.4m (2004: –€9.8m).

Intangible assets (including goodwill) decreased year-on-year by €14.7 to €181.5m (2004: €196.2m). The reduction in net book values due to regular amortization and impairment amounting to €32.5m was not offset by positive exchange rate effects (€9.9m) and investments amounting to €7.9m. Additions to intangible assets mainly related to extensive implementation of SAP enterprise software in the US companies and the acquisition of other software licenses worldwide.

Investments and other assets fell by €6.5m to €20.4m in the year under review (2004: €26.9m). In July 2005, SCHWARZ PHARMA Ltd., Ireland, acquired all future rotigotine royalties from Aderis Pharmaceuticals Inc., USA. As part of the purchase price, SCHWARZ PHARMA returned shares in the amount of €7.5m to Aderis Pharmaceuticals Inc.

The increase in **deferred tax assets** by €9.8m to €92.8m (2004: €83.0m) was mainly due to differences in the treatment of research and development costs (+€33.5m) for tax purposes and for IAS/IFRS purposes. Whereas, under IAS/IFRS, research and development costs are expensed in the reporting year, local tax law mostly requires that these costs are capitalized and amortized on a regular basis. By contrast, the deferred tax assets for tax loss carryforwards showed a converse trend due to the reduction of loss carryforwards (–€13.9m). In addition, the offsetting of deferred tax liabilities against deferred tax assets in the US subgroup also had an impact on this item: whereas deferred tax liabilities needed to be recorded in the previous year, in the year under review all deferred tax liabilities could be offset against deferred tax assets.

Total **debt** (short-term and long-term) fell from €63.3m as per 31 December 2004 to €22.8m as per 31 December 2005. This decline was attributable to ordinary loan redemption payments mainly in Germany and the USA. In addition, a Schuldscheindarlehen (loan against borrower's note) amounting to €25m was repaid by way of an early and unscheduled redemption. In addition, there was a shift between short-term and long-term debt at the end of 2005: Since two loans taken up by SCHWARZ PHARMA AG will become payable within the next 12 months, these were reclassified and transferred from long-term debt to the item "Current portion of long-term debt". All in all, the cash inflow from the company's operational business enabled a reduction of €40.6m in the level of debt. Hence, despite the rise in selling, administrative, and research expenses, there was no need for an increase in debt.

The growth in **trade payables** by €22.3m to €68.2m (2004: €45.9m) was mainly attributable to SCHWARZ PHARMA Produktions-GmbH and SCHWARZ PHARMA companies in the USA, the UK, and Spain.

Other current liabilities fell slightly by €3.3m to €23.1m (2004: €26.4m). The reasons for this are reduced income tax and interest rates liabilities in various group companies.

The increase in **current provisions** by €27.5m to a total of €200.6m (2004: €173.1m) mainly resulted from an increase in expected future tax liabilities for the US companies (+€16.9m): Whereas net current tax assets were posted the previous year, the year under review produced a liability balance of €16.9m. In addition, tax provisions for corporate income tax and trade tax at SCHWARZ PHARMA AG were increased for the current fiscal year due to the German minimum taxation rule applying to company profits (+€16.6m). However, there was a reduction in current provisions for outstanding invoices (–€4.9m) and various personnel provisions (–€2.5m). Due to the settlement of legal disputes in the USA, the provisions for pending lawsuits were also reduced.

Non-current provisions were reduced by €4.8m to €55.2m as per 31 December 2005, after €60.0m at the end of 2004. This reduction is mainly due to the completion of a tax audit – with a positive outcome for SCHWARZ PHARMA – conducted on a European affiliate and the related release of corresponding tax provisions. In addition, the end of a legal dispute involving the company's Spanish affiliate also lead to a reduction of non-current provisions for legal disputes. By contrast, other non-current provisions were increased as per 31 December 2005.

Deferred tax liabilities fell from €19.5m in the previous year to €0m in the year under review. This reduction is due to an offset of deferred tax liabilities against deferred tax assets in the reporting period in the USA subgroup: whereas the deferred tax liabilities of the fiscally consolidated US companies exceeded the deferred tax assets in the previous year, this was no longer so in the year under review. Insofar all deferred tax liabilities were set off against deferred tax assets in the reporting year.

Whereas **common stock** rose slightly by €0.7m, **capital reserves** increased by €13.0m. These changes in equity are due to the conversion of 531,514 stock options within the scope of the executive stock option programs. The company also used 9,420 treasury stock shares for the purpose of issuing employee shares. This led to a €0.2m decrease in treasury stock and a corresponding increase in shareholders' equity. Exchange rate changes (particularly of the US dollar against the Euro) increased shareholders' equity by €60.9m in the year under review (currency balance as per 31 December 2005: –€0.9m), whereas there had been a negative effect of €61.8m in fiscal year 2004.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement shows changes in cash and cash equivalents in the SCHWARZ PHARMA Group within the course of 2005. It is prepared in compliance with IAS 7 "Cash Flow Statements". Accordingly, cash flows are classified under operating activities, investing activities, and financing activities. After a decrease in cash and cash equivalents by €23.3m to €184.4m in the previous year, the company achieved an increase in cash and cash equivalents of €21.6m to €206.0m in the past fiscal year.

Cash flows from operating activities

Net cash generated from business operations increased by 43.3% against the figure for the previous year (€46.7m) to a level of €67.0m. This increase in net cash was generated despite the consolidated net loss of €54.1m. The net result in the reporting year is significantly influenced by the acquisition of all future rotigotine royalties from Aderis Pharmaceuticals Inc., USA. The deal led to one-time additional research and development expenses of €63.3m. The said amount comprises a purchase price cash component and other related expenses (€55.8m) and a non-cash component in the form of a return of shares (€7.5m) which SCHWARZ PHARMA still held in Aderis Pharmaceuticals Inc. Hence the deal led to a considerable outflow of cash and cash equivalents in July 2005. After adjusting for this effect, net cash generated from operations amounts to €122.8m (+162.8%).

Regular depreciation and amortization as well as impairment expense increased by 5.7% to €55.9m in the year under review. Regular depreciation and amortization fell by €3.1m compared to the previous year. The reason for this is a reduced amortization of intangible assets on the disposal of product rights or after expiry of the amortization period. However an impairment of assets pursuant to IAS 36 amounting to €6.1m was recognized for product rights in the USA, Ireland, and Germany. The rise in net deferred tax assets/liabilities led to a tie-up of cash and cash equivalents amounting to €30.3m. By contrast, particularly the growth in tax liabilities in Germany and the USA led to the release of cash and cash equivalents amounting to €30.4m. The remaining changes in other current asset items led to a cash inflow of €64.8m. This is mainly due to the recording of reduced tax refund claims in the USA: whereas the US companies posted net tax assets in the previous year, net tax liabilities were recorded in the year under review (–€34.8m). Other receivables and assets also decreased significantly. Hence net cash generated from operations amounted to €67.0m as per 31 December 2005.

In the previous year, net cash generated from operations came to €46.7m with the net result amounting to –€0.8m. This negative result was due to the strong increase in research and development expenses (approximately +€54m), high expenses for settling a lawsuit in the USA (+€40.0m), and a declining earnings contribution from the marketing of generic omeprazole by the group company KUDCo. In addition, changes in all other current asset items led to a cash outflow of €7.7m in the previous year. This was due to a reduction of deferred tax assets and inventories accompanied by a simultaneous increase in trade payables. By contrast, the increase in other assets and trade receivables led to considerable cash outflows. The rise in other assets was mainly due to a US tax refund claim posted at the end of the year. In addition, the sales trend in the last quarter of the previous year, particularly in the USA and Germany, led to an increase in accounts receivable as per 31 December 2004. The reduction of liabilities and provisions (especially non-current provisions) was mainly due to the release of provisions for returns and price reductions amounting to US$40m (€32.2m) relating to generic omeprazole marketed by the US affiliate KUDCo.

Cash flows from investment activities

In the year under review, there was a gross cash outflow of €36.9m from the company's investment activities, with €29.1m for tangible assets and €7.8m for intangible assets. The majority of investments in tangible assets is related to production plant machinery at SCHWARZ PHARMA Ltd. Shannon, Ireland, for the "New Chemical Entities", and for packaging machines in Seymour, USA. The cash outflow for intangible assets is mainly related to the recognition of software licenses, among other things in connection with extensive SAP R3 implementation measures in the US affiliates. There was a cash inflow of €10.1m from the sale of product rights no longer reflecting the strategic focus of the company. Hence the net cash outflow from investment activities came to €27.2m in the year under review.

In the previous year, the cash outflow from investment activities amounted to €27.8m. The company mainly invested this cash outflow in tangible assets, among other things in the expansion of its production sites in Zwickau/Germany, Shannon/Ireland, and Seymour/USA. In Germany, a SCHWARZ PHARMA corporate kindergarten was completed and went into operation in 2004. In addition, cash outflows for intangible assets came to €6.4m. These were mainly related to the repurchase of marketing rights on the Swiss market. The company spent €8.7m on purchasing securities. This was related to the acquisition of rights to a new formulation technology from Lipocine Inc., USA. These cash outflows were offset by cash inflows from the sale of securities (shares in AXCAN Pharma Inc., USA) and the sale of product rights, amounting to €6.4m.

Cash flows from financing activities

The cash outflow from financing activities amounting to €39.6m is related to the redemption of long-term debt of €41.0m. This includes both ordinary redemption payments and the early redemption of a Schuldscheindarlehen (loan against borrower's note) amounting to €25m. In addition, the company paid out a dividend of €9.2m. These cash outflows were offset by cash inflows of €10.5m generated by issuing new shares through the conversion of stock options and the issuance of treasury stock within the scope of granting employee shares.

In 2004, cash outflows from financing activities amounted to €32.6m. These outflows were mainly related to the dividend payout of €27.2m. In addition, the company spent €6.7m on reducing long-term debt. Short-term debt was also reduced by €7.0m. This reduction results from the dissolution of the HOYER-MADAUS joint venture with Madaus AG. Stock options were also converted and treasury stock also issued to employees in 2004, leading to a cash inflow of €8.0m.

As in the previous year, there were strong fluctuations in currency exchange rates in 2005. In particular, the US dollar rose strongly against the euro comparing 31 Dec. 2005 vs 31 Dec. 2004. As a result, exchange rate effects on cash and cash equivalents came to +€21.4m (previous year: –€9.6m). Hence cash and cash equivalents came to €206.0m as per 31 December 2005 (+11.7%). Simultaneously, the net cash position rose by 51.3% to €183.3m as per 31 December 2005 (previous year: €121.1m).

Since the net result and the earnings per common share were negative both in the year under review and in the previous year, calculation of a dividend payout ratio makes no sense. This ratio is usually determined by dividing the cash dividend per common share by the earnings per common share (basic earnings per share).

Given the current corporate and market assessments, the Executive Board presumes that the company's cash and cash equivalents, the net cash generated by operations, and the syndicated credit line of €275m will provide an appropriate and solid basis for supporting the planned growth and continued progress of the SCHWARZ PHARMA Group.

Risk management system

SCHWARZ PHARMA, as a multinational corporate group, regards risk management as a key and indispensable component of corporate management and control. SCHWARZ PHARMA monitors the business development of all group companies – among other things, by virtue of a corporate and permanent controlling. A standardized group reporting system ensures that business developments in the individual group companies are recorded according to standard guidelines and reported to the group's headquarters in a timely manner.

In addition to a rolling forecast system, internal reports are prepared on a regular basis, informing the Executive Board and the responsible management levels about all significant risks in a timely and comprehensive manner.

The key risks are listed below by risk category:

Competition risks

SCHWARZ PHARMA conducts its business activities in competition with other pharmaceutical companies. Market and competition monitoring ensures regular risk assessments of the company's own market position and – where possible – the adoption of countermeasures.

Risks relating to future marketing approvals and successful market launches

As is true of every researching pharmaceutical company, the SCHWARZ PHARMA Group faces a central risk to its future business development in the form of uncertainties regarding future marketing approvals and successful market launches of research and development projects in the development pipeline. Ongoing monitoring of these risks is ensured by SCHWARZ PHARMA's project assessment systems and its effectual project management organization.

Risks relating to changes in general legal conditions

The effects of a trend towards increasing worldwide state intervention in national health care systems (e.g. by introducing or modifying various forms of price control) can lead to significant additional margin pressure on key sales drivers and have a negative impact on the group's earning situation. SCHWARZ PHARMA counters these risks by adopting continuous cost-efficiency measures and by constantly striving to develop new sales potentials.

Risks relating to manufacturing and procurement

In addition, SCHWARZ PHARMA is exposed to certain procurement market risks to the extent that the raw materials and primary products it needs to manufacture its products are possibly not, or not sufficiently, available in the required quality or quantity. Hence suppliers are regularly assessed and – where required – supplier alternatives are developed.

The equipment and manufacturing technology for manufacturing pharmaceutical products is regularly inspected by public authorities to verify compliance with Good Manufacturing Practices (GMP).

The SCHWARZ PHARMA Group supports compliance with these standards by adopting corresponding quality control and quality assurance measures. Safety measures and service and maintenance plans are used to minimize the risk of partial or complete production plant interruption. In addition, SCHWARZ PHARMA strives to create sufficient internal or external alternative capacities.

Financial risks

Adequate derivative financial instruments are used to hedge against interest rate risks, currency exchange risks, and other price risks. These are detailed more fully in note No. 20 of the notes to the consolidated financial statements.

Legal risks

The corporate group is also exposed to legal risks: court proceedings are currently in progress involving various parts of the group. Their outcome is not foreseeable with absolute certainty since legal disputes are generally subject to imponderables. However, as things currently stand, we presume that the proceedings in progress will not have a considerable influence on the economic situation of the SCHWARZ PHARMA Group.

Protection against risk of damage

The risk of material damage and liability losses is sufficiently covered by insurance policies to the extent that this is possible and economically reasonable.

Events of particular significance after the balance sheet date

Apart from the above-mentioned facts and circumstances, no events of any significance occurred after the balance sheet date which might have a material impact on the assets situation, financial situation, and earnings situation of SCHWARZ PHARMA and the risk assessment of the group.

Monheim, February 2006

The Executive Board

Don't good medicines sell themselves?



We place great importance on maintaining an intensive dialogue with doctors and patients. Scientific information and our sales forces are indispensable activities for close and direct contact with our target groups. It is our only means of explaining the effects and side-effects of our medicines and discussing complex diseases and disorders. Additionally, we obtain important information which can help us improving drug therapy.





REPORT OF THE SUPERVISORY BOARD

The Supervisory Board of SCHWARZ PHARMA AG convened six meetings within the course of fiscal year 2005, the Executive Board also reporting to the Supervisory Board on each occasion, in which the Supervisory Board focused intensively on the situation and prospects of the company and fully informed itself about the business development of the SCHWARZ PHARMA Group. All Supervisory Board members, with one exception at one meeting, attended all Supervisory Board meetings in 2005. The Supervisory Board was involved in all key decisions concerning SCHWARZ PHARMA. The Executive Board kept the Supervisory Board informed on a regular basis, doing so in a timely and comprehensive manner and conveying such information both verbally and in writing. The Executive Board reported material events which occurred between the dates of the meetings in writing. In addition, the Chairman of the Supervisory Board was continually informed about important developments and pending decisions by the Chairman of the Executive Board. The Supervisory Board counseled the Executive Board and monitored the management of the company by the Executive Board. The Supervisory Board based its work on

- regular reports made by the Executive Board, as provided for by law and by the rules of procedure of the Supervisory Board,
- special reports made by the Executive Board related to certain events, and
- supplementary explanations given by the Executive Board and the auditor.

The reports were respectively submitted to the Supervisory Board. The Supervisory Board duly approved of business measures on the required occasions. In as far as the Executive Board submitted business measures for approval by the Supervisory Board, the draft presented by the Executive Board was respectively accompanied by a presentation of the key aspects pertaining to the decision at hand. The Supervisory Board saw no occasion for having the books and documentary records of the company examined and reviewed by individual Supervisory Board members or special experts in the period under review.

The Personnel Committee, which is the only Supervisory Board committee and is responsible for Executive staff issues, convened three meetings in fiscal year 2005. The Chairman of the Personnel Committee reported to the Supervisory Board on the work performed by the committee.

The deliberations of the Supervisory Board concentrated primarily on the strategic planning and continued development of the SCHWARZ PHARMA Group, the progress made by ongoing research and development projects, and the further expansion of the development pipeline through the addition of new and innovative projects. The focus of its deliberations was both on the improvement of the market position and earnings situation of the marketing companies in the US, European, and Asian markets as well as on the strategic expansion and structuring of the distribution units with regard to the future marketing requirements of the pipeline products, which showed significant progress with respect to obtaining marketing approval. This particularly relates to the establishment of new affiliates, for example in Scandinavia, the Netherlands, and Greece. Given the particular significance of the Parkinson's patch ("Neupro") and the development project for the treatment of Restless Legs Syndrome (RLS), the Supervisory Board also followed the acquisition of all rotigotine rights in July 2005 with particular keenness.

In 2005, the Supervisory Board continued its practice of visiting key group companies and attending corresponding management presentations to form its own picture of the situation and development of these companies. On the occasion of a Supervisory Board meeting held in Zwickau/Germany, a manufacturing site of SCHWARZ PHARMA Produktions-GmbH, the Supervisory Board informed itself about the situation and development of this affiliate since it will play a key strategic role in the manufacture of future pipeline products.

In addition to discussing sales reports, the Supervisory Board meetings were mainly focused on regularly prepared analyses of the earnings, assets and the financial situations of the company and its affiliates. Deviations from objectives and target figures and the reasons for such deviations were explained to the Supervisory Board within the course of regular "operating updates" concerning the US, European, and Asian regions and were duly examined by the Supervisory Board. The Supervisory Board called for additional reports on the currency hedging measures planned and conducted by the company, their effects, and related risk management measures.

The Supervisory Board informed itself of the effects of legal sanctions and price controls which are leading to significant reductions in earnings among the European companies.

Resolutions adopted by the Supervisory Board especially concerned the issue of a first tranche of the new Stock Appreciation Rights Program in 2005. In this respect, the Supervisory Board passed a resolution granting the issue of Stock Appreciation Rights to Executive Board members and the issue of such rights to select executives within the SCHWARZ PHARMA Group.

The Supervisory Board is satisfied that SCHWARZ PHARMA AG observed the recommendations of the German Corporate Governance Code, in keeping with the Declaration of Conformity of March 2005 in the past fiscal year. 2005 marked the first time that SCHWARZ PHARMA published a breakdown of remunerations received by Supervisory Board and Executive Board members. The recommendations of the German Corporate Governance Code were and are fulfilled with only a few exceptions. The reasons for such deviations are explained in the Declaration of Compliance, available on the internet at www.schwarzpharma.com. In December 2005, the Supervisory Board reviewed its efficiency according to the German Corporate Governance Code to take into account suggestions and improvement potentials for the work performed by this body.

The annual financial statements and Management's Discussion and Analysis of SCHWARZ PHARMA AG and the consolidated annual financial statements and Management's Discussion and Analysis of the group for the fiscal year 2005 were audited by Ernst & Young AG, certified public accountants, Düsseldorf, as so appointed by the annual general meeting, and were endorsed with an unqualified auditor's opinion. In October 2005, the Supervisory Board commissioned the auditor on the basis of detailed information on the auditor's fees and the auditing mandate, defining the main auditing aspects for the annual financial statements. The annual financial statements and Management's Discussion and Analysis as well as the consolidated annual financial statements and Management's Discussion and Analysis of the group, including the auditor's report in each case, were submitted to the Supervisory Board at an early stage. The Supervisory Board noted with approval the audit results presented by the auditor, who attended the Supervisory Board meeting on 16 March 2006 and presented the key results of his report on that occasion. No objections were raised even after the final result of the board's own audits. The Supervisory Board has approved the 2005 annual financial statements of SCHWARZ PHARMA AG and the 2005 consolidated annual financial statements presented by the Executive Board. The 2005 annual financial statements of SCHWARZ PHARMA AG are hence adopted.

In adopting the annual financial statements, the Executive Board and Supervisory Board have resolved, pursuant to Section 58 (2) of the German Stock Corporation Act (AktG) in conjunction with Article 24 (2) of the articles of incorporation of the company, to allocate half of net income, namely €38,191,546.74, to "other retained earnings". The Supervisory Board and the Executive Board propose to the annual general meeting that – after allocation of half of net income to "other retained earnings", after taking into account retained earnings of €250,118.29 carried forward from the previous year, and after accounting for the disposal of reserves amounting to €153,546.00 for treasury stock – the balance of profits amounting to €38,595,211.03 is to be used for the purpose of a dividend payout of €0.20 per entitled share, allocating the remainder amount to "other retained earnings".

In May 2005, the Supervisory Board adopted a resolution to reappoint Mr. Detlef Thielgen and in December 2005 adopted a further resolution on the reappointments of Mr. Jürgen Baumann and Dr. Klaus Veitinger as members of the Executive Board of SCHWARZ PHARMA AG. These reappointments are for a period of three years respectively.

In June 2005, Mr. Heinrich Bergmeier was re-elected to the Supervisory Board in his capacity as the employees' representative. Mr. Bergmeier has been a member of the Supervisory Board of SCHWARZ PHARMA AG since March 1990. No other changes in the composition of the Supervisory Board occurred in fiscal year 2005.

The Supervisory Board wishes to extend its sincerest thanks and appreciation to the members of the Executive Board and all company employees for the work they performed in fiscal year 2005.

The Supervisory Board

Dr. Hans-Dietrich Winkhaus
Chairman of the Supervisory Board

Monheim, March 2006

CORPORATE GOVERNANCE

Declaration of Compliance for fiscal year 2006 pursuant to Section 161 of the German Stock Corporation Act (AktG)

The Executive Board and Supervisory Board of SCHWARZ PHARMA AG do hereby declare and confirm that the Company is in compliance with the Recommendations of the German Corporate Governance Code as stated in this declaration.

Individual deviations from the Recommendations of the German Corporate Governance Code exist with respect to the following: D&O insurance policies taken out by the Company on behalf of members of the Executive Board and Supervisory Board do not comprise a personal deductible. A deductible is not conducive to increasing the motivation and sense of responsibility of the members of the Supervisory Board and the Executive Board. The Supervisory Board has dispensed with forming an audit committee. In view of their significance, matters pertaining to accounting and risk management and the key issues of the financial statements audit are reviewed by all members of the Supervisory Board. Since the members of the Supervisory Board are selected especially for their expertise and their skills, an age limit is neither necessary nor meaningful. There is no cap on the share-price-based elements of remuneration received by members of the Executive Board. Extraordinary, unforeseeable events may have an upside or downside effect and, moreover, a cap would represent a discrimination of the executive body compared to the conditions applying to other entitled employees. Earnings of affiliates are not shown in the annual report of the SCHWARZ PHARMA Group. This would reveal information on the group's cost and margin structures in individual countries and marketing organizations to its competitors. The stockholdings of the Schwarz and Schwarz-Schütte families are published in compliance with the German Securities Trading Act (WpHG). No further information on shares or related financial instruments held by executive body members is published in the Corporate Governance Report.

SCHWARZ PHARMA AG
Executive Board and Supervisory Board

Monheim, 16 March 2006
The Corporate Governance Report is published on the Internet: www.schwarzpharma.com

EXECUTIVE BOARD AND SUPERVISORY BOARD

Supervisory Board

Dr. Rolf Schwarz-Schütte
Honorary Chairman

Dr. Hans-Dietrich Winkhaus
Chairman
Member of the shareholder committee of Henkel KGaA
Member of the Supervisory Board of BMW AG, Munich
Member of the Supervisory Board of Degussa AG, Düsseldorf
Member of the Supervisory Board of Deutsche Lufthansa AG, Cologne
Member of the Supervisory Board of ERGO Versicherungsgruppe AG, Düsseldorf

Axel C. Pfeil
Vice Chairman
Chairman of the Advisory Board of Neue Osnabrücker Zeitung GmbH & Co. KG

Heinrich Bergmeier*
Commercial Employee

Dr. Terence Eaves
Former Member of the Board of GlaxoWellcome Research and Development Ltd., London, Great Britain
Former Member of the Board of GlaxoWellcome Inc., North Carolina, USA
Consultant in Research and Development to Chiron Corporation, Emeryville, CA, USA

Dr. Rüdiger Hauffe
Member of the Supervisory Board of DIREVO Biotech AG, Cologne
Chairman of the Advisory Board of Genzyme GmbH, Neu-Isenburg
Member of the Advisory Board of ACCOVION GmbH, Eschborn
Member of the Supervisory Board of HAUPT Pharma AG, Berlin

Jürgen Peddinghaus
Chairman of the Supervisory Board of MAY Holding GmbH & Co. KG, Erftstadt
Chairman of the Supervisory Board of Faber-Castell AG, Stein
Member of the Supervisory Board of Zwilling J. A. Henckels AG, Solingen
Chairman of the Advisory Board of Norddeutsche Private Equity, Hamburg
Member of the Supervisory Board of Jungheinrich AG, Hamburg
Member of the Advisory Board of Booz Allen Hamilton GmbH, München
Member of the Advisory Board of Biolabor GmbH & Co. KG, Bremen

Dr. Kurt Rudolf Schwarz
Managing Director of Leifina GmbH & Co. KG, Munich
Chairman of the Supervisory Board of The Bioscience Ventures Group AG, München

Eva Severin*
Head of International Marketing

Erwin Worm*
Technical Employee

* Employees' representatives

Executive Board

Patrick Schwarz-Schütte
Chairman

External Mandate

Supervisory Board
Victoria Versicherung AG, Germany
Victoria Lebensversicherung AG, Germany

Jürgen Baumann
Europe

Prof. Dr. Iris Löw-Friedrich
Research & Development

Detlef Thielgen
Finance, Controlling, Information Management and Corporate Communications

Dr. Klaus Veitinger
U.S.A. and Asia

SCHWARZ PHARMA AFFILIATES

(in € million/persons annual average)		in %	Equity 2004	Equity 2005	Total Sales 2004	Total Sales 2005	Employees 2004 12/31	Employees 2005 12/31
SCHWARZ PHARMA AG	GER/Monheim	100	488.4	539.3	124.6	148.7	361	373
SCHWARZ PHARMA Deutschland GmbH	GER/Monheim	100	7.2	10.8	186.4	221.1	463	498
SANOL GmbH	GER/Monheim	100	0.3	0.3	–	–	–	–
SCHWARZ BIOSCIENCES GmbH	GER/Monheim	100	0.5	0.4	–	–	319	365
SCHWARZ & Co. Immobiliengesellschaft	GER/Monheim	100	0.1	0.1	0.0	0.0	–	–
SCHWARZ & Co. Industriegebäudegesellschaft	GER/Monheim	100	2.7	2.5	0.0	0.0	–	–
SCHWARZ PHARMA Produktions GmbH	GER/Monheim	100	67.2	67.3	148.8	167.0	444	461
SCHWARZ PHARMA Ltd. UK	GB/Chesham	100	6.6	6.5	32.0	28.4	95	101
SCHWARZ PHARMA Group Italy	I/Milano	100	9.5	12.5	59.5	53.0	190	194
SCHWARZ PHARMA AG Schweiz	CH/Münchenstein	100	19.2	5.1	71.6	8.3	11	18
SCHWARZ PHARMA Ltd. Ireland	IR/Shannon	100	(89.9)	(122.3)	42.9	35.5	216	182
LABORATOIRES SCHWARZ PHARMA S. A.	F/Boulogne	100	13.7	15.5	59.0	57.6	180	177
SCHWARZ PHARMA Poland Sp. zo.o.	PL/Warschau	100	9.0	9.7	23.5	24.0	155	151
SCHWARZ PHARMA Group USA	USA/Wilmington	100	164.9	202.9	403.3	434.1	745	867
ZHUHAI SCHWARZ PHARMA Co., Ltd.	PRC/Zhuhai	75	3.2	6.4	9.6	11.7	244	286
SCHWARZ PHARMA Hong Kong Ltd.	PRC/Hong Kong	100	3.8	4.4	8.9	9.0	11	12
SCHWARZ PHARMA Co. Ltd.	JAP/Tokyo	100	0.1	0.1	–	–	4	4
SCHWARZ PHARMA Group Spain	ESP/Madrid	100	70.9	71.0	33.1	31.6	205	163
SCHWARZ PHARMA Philippines Inc.	PHI/Manila	100	0.1	(0.1)	2.1	1.9	60	93
SCHWARZ PHARMA Macao. Ltd.	VRC/Macao	100	3.0	1.9	14.5	15.0	1	2
SCHWARZ PHARMA Korea Co., Ltd.	SKR/Seoul	100	(0.6)	(1.2)	10.6	11.2	3	6
SCHWARZ PHARMA GmbH Österreich	AUT/Vienna	100	0.0	0.2	0.0	0.0	3	13
SCHWARZ BIOSCIENCES Inc.	USA/Durham	100	10.8	17.2	–	–	108	140

Associated Companies

Hoyer-Madaus GmbH & CO. KG	GER/Monheim	–	–	–	24.6	0.0	0	0

We do not publish earnings figures by subsidiary/ associated company due to competitive reasons

LEADING SCHWARZ PHARMA PRODUCTS

Product group/ Trademarks (all®)	Component	Indication	Net Sales in € million	
Cardiovascular			**2005**	2004
Isoket/Dilatrate	Isorbide dinitrate	Coronary heart disease	**52.2**	47.3
Provas/Miten	Valsartan	Hypertension	**43.7**	40.1
Elantan	Isorbide mononitrate	Coronary heart disease	**43.3**	38.3
Verelan PM	Verapamil HCl	Hypertension	**42.0**	50.5
Prostavasin	Alprostadil	Peripheral arterial occlusive disease	**41.2**	37.7
Univasc/Femipres	Moexipril	Hypertension	**38.7**	13.8
Deponit	Glyceryl trinitrate (patch)	Coronary heart disease	**36.6**	39.7
Uniretic/Femipres Plus	Moexipril HCTZ	Hypertension	**23.7**	22.3
Clivarina	Reviparine sodium	Venous thrombosis	**12.0**	12.0
Gastro-intestinal				
Omeprazole (KUDCo)	Omeprazole	Gastro-intestinal ulcers, Reflux Esophagitis	**184.3**	229.2
Glycolax	Polyethylen glycol	Obstipation	**52.2**	17.9
Rifun	Pantoprazole	Gastro-intestinal ulcers, Reflux Esophagitis	**52.1**	39.0
Colyte	Polyethylen glycol, Sodium chloride	Bowel cleansing prior to colonoscopy	**19.0**	18.7
Procto	Hydrocortisone	Dermatoses	**12.1**	13.0
Vogalene	Metopimazine	Nausea	**10.4**	10.2
Levsin	Hyoscyamine	Irritable bowel syndrome	**8.7**	11.3
Dioctyl	Docusate	Obstipation	**6.1**	4.9
Urology				
Viridal/Edex	Alprostadil	Erectile dysfunction	**17.7**	12.3
Mitem	Mitomycin	Tumor therapy	**3.6**	3.6
Central Nervous System				
Agit/Seglor	Dihydroergotamin	Migraine	**13.1**	14.8
Tylex	Paracetamol, Codein	Pain	**9.5**	11.1
Primesin	Fluvastatin	Arthritis	**5.5**	5.8
Lorans	Lorazepam	Anxiety	**5.0**	7.7
Niravam	Alprazolam	Anxiety	**3.6**	0.0
Parcopa	Carbidopa/Levadopa	Parkinson's disease	**2.5**	0.2
Other				
Atmadisc	fluticasone/salmeterol	Asthma	**44.4**	36.3
Ferro	Iron (II)-glycine sulphate complex	Iron deficiency	**24.8**	22.1
Oestradiol	Estradiol	Estrogen substitution	**8.6**	4.3

STOCK INFORMATION

Shareholder Structure SCHWARZ PHARMA AG

Schwarz Vermögensverwaltung	61%
Free Float	39%

Per Share Information*

		2001	2002	2003	2004	**2005**
Earnings per share	€	0.92	1.10	2.94	(0.02)	**(1.17)**
Cash flow** per share	€	1.62	4.31	3.87	1.02	**1.45**
Dividends per share	€	0.30 + 0.30	0.60	0.60	0.20	**0.20**
Book Value per share	€	12.35	12.01	12.82	11.60	**11.70**
Market capitalization (12/31)	€ million	632	1,549	969	1,507	**2,489**
Number of shares (weighted average)	in thousands	43,987	44,172	45,050	45,530	**46,180**
Number of shares (weighted average, diluted)	in thousands	43,987	44,449	46,170	47,301	**47,367**
Number of shares (12/31)	in thousands	43,987	44,725	45,352	45,863	**46,404**

* until 2003: US-GAAP; since 2004: IAS/IFRS

** Cash flow from operating activities

Security code no. 772 190 / ISIN Nr. DE 0007221905 / number of shares re-based 1:2 share split by July 15, 2002

SCHWARZ PHARMA AG is listed in the Prime Standard of the Frankfurter Wertpapierbörse (Frankfurt stock exchange) and member in the German stock index MDAX®

SCHWARZ PHARMA Share 2005 Performance relative to the MDAX® and DAX® (1/1/2005 = 100%)


SCHWARZ PHARMA
MDAX
DAX®
150
140
130
120
110
100
90
1/1/2005
3/1/2005
5/1/2005
7/1/2005
9/1/2005
11/1/2005
12/31/2005

FINANCIAL CALENDAR

February 17, 2006	Full Year Report 2005, Press conference and Analysts's meeting
25 April 2006	Three Months Report 2006
10 May 2006	Annual Shareholders' Meeting
25 July 2006	Half-Year Report 2006
27 October 2006	Nine Months Report 2006
February 2007	Full Year Report 2006, Press conference and Analysts's meeting
May 09, 2007	Annual Shareholders' Meeting

This information will be updated on the Internet: www.schwarzpharma.com

SCHWARZ PHARMA GROUP ADDRESSES

SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
40789 Monheim, Germany
Phone +49 2173 48 0
Fax +49 2173 48 1608
www.schwarzpharma.com

Germany

SCHWARZ PHARMA Deutschland GmbH*
Phone +49 2173 48 0
Fax +49 2173 48 1608
www.schwarzpharma.de
General Manager: Konstantin von Alvensleben

SCHWARZ PHARMA Produktions-GmbH*
Phone +49 2173 48 0
Fax +49 2173 48 1608
General Manager: Peter Brunk

SCHWARZ BIOSCIENCES GmbH*
Phone +49 2173 48 0
Fax +49 2173 48 1608
General Manager: Iris Löw-Friedrich, Detlef Thielgen

Asia

SCHWARZ PHARMA Hong Kong Ltd.
Regional Office, Units 4912–13, 49/F
The Center, 99 Queen's Road Central
Hong Kong, P.R. China
Phone +852 2854 9333
Fax +852 2854 9111
www.schwarzpharma-asia.com
Regional Director Asia: Reto Carl Rietmann
Country Manager: Cedric Cheng

Zhuhai SCHWARZ PHARMA
Company Limited
Rm. 2604 – 2607, Tian An Center
No. 338 Nanjing Road (W)
Shanghai, 200003, P.R. China
Phone +86 21 6359 8877
Fax +86 21 6359 7068
www.schwarzpharma-asia.com
Country Manager: Klaus Bitterauf

SCHWARZ PHARMA Philippines Inc.
3/F, Rufino Building
6784 Ayala Avenue
1200 Makati City, Philippines
Phone +632 810 4990
Fax +632 844 0937
www.schwarzpharma-asia.com
Country Manager: Bodgit Gomez

SCHWARZ PHARMA Korea Co., Limited
7/F, Bongwoo Building, 31-7, 1 Ga,
Jangchung-dong
Chung-gu
Seoul 100 – 391, Korea
Phone +82 2 2268 9393
Fax +82 2 2268 2799
Country Manager: Geoffrey J. Whitehead

SCHWARZ PHARMA
Commercial Offshore De Macau Limiteda
Avenida da Praia Grande
No. 762-804 Edificio China Plaza
18 andar J-2, Macau
Phone +853 715 525
Fax +853 715 524
Country Manager: Edwin Ooi

SCHWARZ PHARMA Japan Co., Ltd.
2-14, Nihonbashi Ohdenma-cho
Chuo-ku
Tokyo 103-0011, Japan
Phone +81 3 56422126
Fax +81 3 56422127
Representative Director: Noriaki Murao

Austria

SCHWARZ PHARMA GmbH
Saturn Tower, Leonard-Bernstein-Straße 10
1220 Wien, Austria
Phone +43 1 269 7090 0
Fax +43 1 269 7090 99
General Manager: Michaela Modes

Bulgaria

SCHWARZ PHARMA AG
Shipka Str. 15
1504 Sofia, Bulgaria
Phone +359 2 8462 147
Fax +359 2 944 1508
Country Manager: Rodop Valkanov

Czech Republik

SCHWARZ PHARMA AG
Norbertov 130/3
16200 Praha 6, Czech Republic
Phone +420 224 315 238
Fax +420 224 316 240
www.schwarzpharma.cz
Country Manager: Dr. Radim Petrás

* Address is identical with that of SCHWARZ PHARMA AG

Erectile dysfunction
Impairment of erectility, impotence

ESOP Executive Stock Option Program
In the executive stock option programs managers and employees are issued with share options enabling them to share in the company's success.

FAS Financial Accounting Standard
US accounting standard

FDA Food and Drug Administration
Regulatory authority for food and drugs in the U.S.

Freezing
Motionlessness

Gastro-intestinal
Affecting the gastro (stomach) intestinal tract

Generics
Drugs containing the same active ingredient after expiration of the patent for the active ingredient

Hypertension
High blood pressure

IAS International Accounting Standard
See: IFRS

IFRS International Financial Reporting Standards
Set of accounting standards issued by the International Accounting Standards Board (IASB)

Incontinence
Inability to retain urine

Joint venture
Specific kind of cooperation between different companies

KUDCo
Kremers Urban Development Company is the wholly owned U.S. generic drug business of SCHWARZ PHARMA Inc., U.S.A.

Market capitalization
Indicator for a company's current value.

Neurology
Medical specialty dealing with the disease or malfunction of the nerves.

Neuropathy
Disease or malfunction of the nerves.

Nitrates
Salts of nitric acid used in the long-term treatment of coronary heart disease

Non-invasive application
A medical procedure which does not penetrate or break the skin or a body cavity, i.e., it doesn't require an (invasive) incision into the body (e.g. a patch application).

OAB Overactive Bladder Syndrome
A symptom syndrome of urgency, which can lead to micturition and incontinence.

Parkinson's disease
Shaking palsy; degeneration of nerve cells in certain areas of the brain resulting in motor disturbances like poor mobility and trembling of the limbs in the state of rest and muscle rigidity

Peripheral arterial occlusive disease
Obstruction of the supply of blood to the limbs as a result of arteriosclerosis

Placebo
Any intentionally ineffective medical treatment, such as a sugar pill, used to replace medication.

Receptor
Nerve ending, which senses a change in the body and reacts to it by sending an impulse to the sympathetic nervous system.

Reflux Esophagitis
Inflammation of the esophagus caused by reflow of gastric juice.

RLS **R**estless **L**egs **S**yndrome
Painful hyperkinesia and convulsions of the legs mainly in the evenings and at night.

SAR **S**tock **A**ppreciation **R**ights
Bonus-program for eligible employees, based on the performance of SCHWARZ PHARMA's shares.

Stock Option Program
s. ESOP

Transdermal
Through the skin

Ulcers
Inflammatory processes in the skin and mucous membranes caused by local oxygen deficiency, obstructed circulation of blood, infections, etc.

Urinary incontinence
see: incontinence

Urology
Medical specialty dealing with changes and diseases of male and female urinary passages as well as the male sex organs

Uroselectiv
Concerning only the urological organs

US-GAAP **U**nited **S**tates **G**enerally **A**ccepted **A**ccounting **P**rinciples
US-American reporting standards

IMPRINT

Published by:
SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
40789 Monheim, Deutschland
Tel +49 2173 48 0
Fax +49 2173 48 1608
E-mail info@schwarzpharma.com
Internet www.schwarzpharma.com

Contact Investor Relations:
Corporate Communications
Antje Witte
Tel +49 2173 48 1866
Fax +49 2173 48 1856
E-mail
antje.witte@schwarzpharma.com

Bettina Ellinghorst
Tel +49 2173 48 2329
Fax +49 2173 48 1856
E-mail
bettina.ellinghorst@schwarzpharma.com

The complete consolitated financial statements – established in Euro – will be published in the Bundesanzeiger and deposited with the Handelsregister (Commmercial Register) of the Amtsgericht (Local Court) of Duesseldorf.

The full consolidated fiancial statements in German and English are published on the Internet: www.schwarzpharma.com

This report is also available in German. The German version prevails.

Concept and Design:
Eggert Werbeagentur GmbH,
Düsseldorf

Photographs:
Dominik Obertreis


SCHWARZ
PHARMA

SCHWARZ
PHARMA

Health is our passion!

END